As filed with the Securities and Exchange Commission on December 4, 2009
Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE FILM DEPARTMENT HOLDINGS, INC.
(to be converted from The Film Department Holdings LLC)
(Exact name of registrant as specified in its charter)

Delaware	7812	20-5277866
(State of	(Primary Standard Industrial	(I.R.S. Employer
incorporation)	Classification Code No.)	Identification No.)

	8439 Sunset Boulevard, 2nd Floor
	West Hollywood, California 90069
	(323) 785-3700
(Address, including zip code and telephone number, including area code of registrant’s principal executive offices)

Mark Gill
Chief Executive Officer
The Film Department Holdings, Inc.
8439 Sunset Boulevard, 2nd Floor
West Hollywood, California 90069
(323) 785-3700
(Name, address, including zip code and telephone number, including area code, of agent for service)
with copies to:

Christopher D. Johnson
Joseph M. Crabb	Gary A. Agron
Squire, Sanders & Dempsey L.L.P.	Law Office of Gary A. Agron
40 North Central Avenue, Suite 2700	5445 DTC Parkway #520
Phoenix, Arizona 85004	Englewood, Colorado 80111-3009
(602) 528-4000	(303) 770-7254
Approximate date of commencement of proposed sale to the public:
As soon as practicable following the effective date.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

		Proposed
Title of Each Class		Maximum	Proposed Maximum
of Securities to	Amount to be	Offering	Aggregate	Amount of
be Registered	Registered	Price Per Share	Offering Price	Registration Fee
Common Stock	[Amount]	[Max Price]	$85,000,000	$4,743.00
Underwriter’s Warrants to Purchase Common Stock	[Amount][1]	N/A	N/A	N/A2
Common Stock Underlying Underwriters’ Warrants	[Amount][3]	N/A	$5,610,000[4]	$313.04
Total Registration Fee				$5,056.04

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[1]	Represents the maximum number of warrants to purchase the Registrant’s common stock to be issued to the underwriters in connection with the public offering.

[2]	In accordance with Rule 457(g) under the Securities Act, because the shares of the Registrant’s common stock underlying the underwriters’ warrants are registered hereby, no separate registration fee is required with respect to the warrants registered hereby.

[3]	Represents the maximum number of shares of the Registrant’s common stock issuable upon exercise of the underwriters’ warrants.

[4]	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, based on an exercise price of $[___] per share.

Prior to the closing of this offering, The Film Department Holdings LLC, a Delaware limited liability company, will be converted into a Delaware corporation named The Film Department Holdings, Inc. pursuant to the Delaware Limited Liability Company Act Section 18-216 and the Delaware General Corporation Law Section 265. The securities issued to investors in connection with this offering will be shares of common stock in The Film Department Holdings, Inc., which is the registrant filing this Registration Statement with the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion dated [                    ], 2009
Preliminary Prospectus
[7,083,333] Shares of Common Stock
$[                    ] Per Share

     We are offering [7,083,333] shares of our common stock. This is our initial public offering of common stock.
     We have applied to have our common stock listed on NASDAQ Global Market under the symbol “TFD.” No public market currently exists for our common stock. We estimate the initial public offering price of our common stock to be between $12.00 and $14.00 per share.

Investing in our common stock involves a high risk.
See “Risk Factors” beginning on page 7.

Total if over-
allotment option is
	Per Share	Total	exercised

Public offering price	$	$	$
Underwriting discount and commissions	$	$	$
Proceeds to us (before expenses)	$	$	$
     The underwriters expect to deliver the shares to purchasers on or about [                    ], 2009. The underwriters may also purchase up to an additional [                    ] shares of our common stock at the public offering price, less the underwriting discounts and commissions payable to us, to cover over-allotments, if any, within 45 business days of the effective date of this registration statement. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $[                    ], and our total proceeds, before expenses, will be $[                    ]. The underwriters will also receive warrants to purchase [                    ] shares of our common stock in connection with this offering.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Girard Securities, Inc. d/b/a
IPO SOLUTIONS
The date of this prospectus is [                    ], 2009.

GERARD BUTLER
JAMIE FOXX
JUSTICE AT ANY COST
LAW ABIDING CITIZEN

CATHERINE ZETA-JONES
JUSTIN BARTHA
theREBOUND
She's still got it. He's just getting it.

KATE HUDSON GAEL GARCIA BERNAL
EARTHBOUND
LOVE HAPPENS WHEN YOU LEAST EXPECT IT

YOU'VE NEVER SEEN FEAR LIKE THIS BEFORE.
THE PEAK 3-D

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the cover page, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, prospects, financial condition and results of operations may have changed since that date.

PROSPECTUS SUMMARY
     This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 7 and the following summary together with the more detailed information regarding our Company, the shares, our financial statements and the notes to those statements and the exhibits to the registration statement of which this prospectus is a part.
     References in this prospectus to “The Film Department,” “TFD,” the “Company,” “we,” “us,” and “our,” refer to The Film Department Holdings LLC (“TFD Holdings”) prior to the Corporate Conversion (as defined below) described in this Prospectus and to The Film Department Holdings, Inc. after the Corporate Conversion and to its consolidated subsidiaries, unless otherwise specified.
     The Film Department is an independent motion picture finance and production company that produces star-driven commercial movies with net budgets between $10 and $45 million. In its first two years of existence, TFD has demonstrated an ability to develop, produce and sell star-driven, moderate-cost, studio-quality films to the marketplace—under a risk mitigation strategy that licenses the international rights for a targeted 80% of each film’s net budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). The Company has assembled a slate of 20 commercial projects worthy of a national release including Law Abiding Citizen, starring Gerard Butler and Jamie Foxx (which has earned more than $70 million at the North American box office in its first six weeks of release); The Rebound, starring Catherine Zeta-Jones (recently completed and now targeted for a Spring 2010 U.S. theatrical release by TFD); and Earthbound, starring Kate Hudson (scheduled to start production in January 2010).
     The Company was founded in 2007 by Mark Gill and Neil Sacker, a veteran and widely recognized management team with more than 40 years of combined experience in the film industry. In their previous roles as senior executives, they were responsible for three of the most successful independent films of the past few years—Crash, March of the Penguins and Good Night, and Good Luck—as well as many of the most profitable independent films of all-time including The Talented Mr. Ripley, Frida, In the Bedroom, Under the Tuscan Sun and The Illusionist. Films in which they have had significant involvement as executives and/or producers have earned more than $1.1 billion at the worldwide box office.
     Now TFD plans to take advantage of a significant market dislocation: consumer demand for movie tickets in the U.S. is up more than 8% in a recession year and revenues are about to accelerate due to new forms of distribution in the digital age, even as the supply of films is dropping dramatically due to capital shortages created by the recession and the credit crisis. The Company plans to exploit this market opportunity by launching a U.S. distribution capability to release six to ten films per year (a combination of its own productions and movies financed by third parties). In November 2009, Gerry Rich entered into an agreement to join TFD as Vice Chairman, working in partnership with Messrs. Gill and Sacker to oversee all aspects of the Company. Mr. Rich also will be the principal architect of TFD’s new U.S. marketing and distribution operation. Mr. Rich was most recently President of Marketing at Paramount Pictures. Films for which he has overseen marketing campaigns as a senior executive have earned more than $5 billion at the North American box office alone. He is currently serving as a consultant, advising the Company on its expansion plans until completion of the capital raise.
MARKET OPPORTUNITY
     The motion picture industry earned a record $28.1 billion in worldwide box office receipts in 2008, a 5.2% increase over the previous year. In the current year, the North American box office is up 8.2% to date. A 2009 PricewaterhouseCoopers report projects that global box office revenue will jump 33% in the next five years to $37.7 billion annually.
     Management believes that The Film Department is undertaking the expansion into U.S. distribution at a highly advantageous time. Even as U.S. box office is on the rise, competition is dramatically decreasing. We expect the volume of films released theatrically in the U.S. to drop over the next two years from a record high of 610 pictures in 2008 to a volume below the historically normative range of 350-400 pictures annually. This drop in film supply is mainly attributable to a significant decrease in new debt and equity financing provided to Hollywood by Wall Street (between 2004 and 2007, it is estimated that such financing totaled $18 billion) and to an industry-wide trend in which most significant U.S. distribution companies — both major studios and independents — are cutting their output due to capital shortages. At the major studios, the focus is largely on the biggest films (budgeted at more than $100 million and known in the industry as tentpole pictures) which means that the reduction in their slates has largely come from lower- and mid-budget films. Additionally, in the last year, several studio independent divisions have closed or their operations have been dramatically scaled back (including New Line, Picturehouse, Warner Independent, Paramount Vantage and Miramax Films).

     The result is a rare opportunity: consumer demand is up even as supply is dramatically down. This dislocation has created an opening for a company with the right management acumen, financial discipline, and a proven ability to develop, produce, market and distribute star-driven, moderate-budget commercial movies.
STRATEGY
The five principal elements of our strategy are:
•	Independent Studio — TFD plans to become one of only six independent studios in America. Although independent studios compete directly with the major studios by releasing commercial movies nationwide, the independents generally are run with far lower overhead, production and marketing budgets.

•	U.S. Distribution — TFD plans to build a U.S. theatrical releasing operation to distribute six to ten films per year on a far lower cost basis than the major studios. Management has successfully started such operations previously, and as a result believes the Company will be able to achieve major studio-quality capabilities without the endemic overstaffing and overpaying that characterizes major studio operations (TFD’s plans call for approximately 30 people in its marketing and distribution operation versus more than 100 at each of the major studios). As a result, TFD will have the opportunity to derive greater profits from the U.S. performance of its successful films ($15-25 million per film or more on big hits).

•	Home Entertainment — TFD is in preliminary discussions with Twentieth Century Fox, Sony Pictures and others, to distribute its films to the home entertainment market, which includes home videos, DVD, Video on Demand and mobile. TFD plans to reach an agreement with one of these companies in the fourth quarter of 2009.

•	Pay Television — TFD is in negotiations with two U.S. pay television networks and expects to conclude an output agreement with one of them in the fourth quarter of 2009. This is a particularly noteworthy accomplishment as U.S. pay television agreements are generally very difficult for independent distributors to secure.

•	International Sales — In October 2009, TFD reached an agreement to be represented by one of the three exceptional independent film sales agents in the world—according to entertainment industry bankers who see confidential sales data industrywide—David Glasser. Mr. Glasser is now employed by The Weinstein Company (“TWC”). Under this agreement, TFD retains control of business affairs and collections and reduces its in-house overhead. At the same time, the Company gains an exceptional sales team headed by Mr. Glasser to handle licensing of its movies internationally for a targeted 80% of the net film budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). Finally, in October 2008, we signed an output agreement with the leading Canadian distributor, Alliance Films.
RISK MITIGATION
     Within the film asset class, The Film Department represents a more risk-averse opportunity than traditional movie investments such as single-picture investing or studio slate financing.
     TFD’s slate comprises movies which span a mix of genres that appeal to audiences worldwide on a broad commercial basis (i.e., largely thrillers, love stories, action movies and romantic comedies). The Company’s portfolio approach is combined with a risk-management discipline that reduces downside exposure of each individual picture. The central tenet of TFD’s risk mitigation strategy is the licensing of films internationally for a targeted minimum of 80% of the net film budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). TFD also reduces risk associated with its projects by greenlighting only star-driven, moderate-budget films (between $10 million and $45 million) and exercising rigorous cost control over each budget. Lower total film budgets correlate with lower “break even” revenue requirements.
RISK FACTORS
     Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 7. In particular, our business would be adversely affected if:

•	we are unable to retain Mr. Gill, Mr. Sacker, Mr. Rich or other key members of our management team;

•	we continue to experience liquidity constraints;

•	we are unable to secure future debt financing for our projects;

•	our films are not commercially successful;

•	we fail to meet our production goals and release schedules;

•	we fail to complete any motion picture on budget and schedule;

•	the Company is negatively impacted by advances in technology, including those which facilitate motion picture piracy; or

•	the audience demand for feature films in the U.S. or internationally decreases.
CORPORATE CONVERSION
     In connection with this offering, The Film Department Holdings LLC will convert from a Delaware limited liability company to a Delaware corporation (the “Corporate Conversion”). In connection with the Corporate Conversion, each class of limited liability company interests of The Film Department Holdings LLC will be converted into shares of common stock of The Film Department Holdings, Inc. See “Corporate Conversion” below for further information regarding the Corporate Conversion.
CORPORATE INFORMATION
     The Film Department Holdings LLC, which will be converted into The Film Department Holdings, Inc. pursuant to the Corporate Conversion, is a Delaware limited liability company organized on May 22, 2007. See “Corporate Conversion.” Our principal executive offices are located at 8439 Sunset Boulevard, 2nd Floor, West Hollywood, California 90069, and our telephone number at that address is (323) 785-3700. Our website address is www.filmdept.com. The information on, or accessible through, our website is not part of this prospectus.

THE OFFERING

Common stock offered by the Company	[7,083,333] shares

Common stock outstanding immediately after this offering	[10,417,629] shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[___] million. We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including accelerating the repayment of indebtedness. See “Use of Proceeds,” beginning on page 19.

Dividend policy	We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock may be restricted by the terms of any future debt, preferred stock or other securities. See “Dividend Policy.”

Risk factors	You should carefully consider all of the information contained in this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 7.

Proposed NASDAQ Symbol	TFD
Unless we indicate otherwise, all information in this prospectus assumes:
•	no exercise by the underwriters of their over-allotment option or warrants;

•	an initial public offering price of $12.00 per share, the low end of the estimated price range set forth on the cover page of this prospectus; and

•	a conversion of all of our existing limited liability company interests into an aggregate of [3,334,296] shares of common stock prior to the consummation of this offering as described under “Corporate Conversion.”
The number of shares of common stock to be outstanding immediately after this offering does not reflect:
•	shares issuable upon exercise of the underwriters’ warrants;

•	shares of common stock issuable upon exercise of options to be granted to our management in connection with the conversion of our limited liability company interests into shares of common stock; and

•	additional shares of common stock authorized and reserved for future issuance under the new stock incentive plan. See “Equity Compensation Plan Information—Equity Incentive Plan.”

SUMMARY CONSOLIDATED FINANCIAL DATA
     The Film Department Holdings LLC (to be converted into The Film Department Holdings, Inc. in connection with this offering) is a holding company that owns all of our businesses through its wholly owned subsidiaries. The historical financial statements and information presented in this prospectus are of The Film Department and its consolidated subsidiaries.
     The summary historical financial data for the fiscal years ended December 31, 2008 and 2007 have been derived from our audited historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary historical financial data as of and for the nine months ended September 30, 2009 and 2008 have been derived from our unaudited historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. In the opinion of management, the interim financial data set forth below includes all adjustments, consisting of normal recurring accruals, necessary to present fairly our financial position. Operating results for the nine months ended September 30, 2009 and 2008 are not necessarily indicative of the results that may be expected for the entire fiscal year.
     The summary unaudited as adjusted balance sheet information as of September 30, 2009 has been prepared to give effect to this offering and the application of the proceeds received by us therefrom as if they had occurred on September 30, 2009. The summary unaudited as adjusted balance sheet information is for informational purposes only and does not purport to indicate balance sheet information as of any future date.
     Because the data in this table is only a summary and does not provide all of the data contained in our financial statements, the information should be read in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this prospectus.

		Period from
		May 22, 2007
		(date of
		inception)
	Year Ended	through	Nine Months Ended		Nine Months Ended
	December 31,	December 31,	September 30,		September 30,
	2008	2007	2009	2008	2009	2008
			(Unaudited)		Pro Forma
	(In thousands, except percentages and per share amounts)

Operating Data:
Net revenues	$—	$—	$12,957	$—	$	$
Operating income (loss)	(8,042)	(3,594)	(7,769)	(6,157)
Net income (loss)	(14,103)	(5,637)	(14,190)	(10,481)
Net income (loss) attributable to common
Earnings (loss) per share:	—	—	—	—
Basic earnings (loss) per share	—	—	—	—
Diluted earnings (loss) per share	—	—	—	—

     The following table contains a summary of our balance sheet at September 30, 2009.

	September 30,
	2009	2009	2009
		Pro forma(1)	Adjusted(2)
	(Unaudited)
	(Dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$4,309	$	$
Total assets	69,520
Total current liabilities	69,955
Long-term obligations	—
Total members’/stockholders’ equity (deficit)	$(34,236)	$	$

(1)	Pro forma data assumes that the Corporate Conversion has been completed and reflects the application of the net proceeds of this offering. Per share data will be computed based upon the number of shares of common stock outstanding immediately after the Corporate Conversion applied to our historical net income (loss) amounts and will give retroactive effect to the conversion of our limited liability company interests into shares of common stock.

(2)	Adjusted to reflect the application of the net proceeds of this offering as described in “Use of Proceeds.”

RISK FACTORS
     Before you invest in the securities offered pursuant to this prospectus, you should be aware that there are various related investment risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus, and the exhibits to this prospectus.
     If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially and adversely affected. In such case, the trading price of our common stock could decline and you could lose part or all of your investment.
The loss of Messrs. Gill, Sacker or Rich would harm the Company’s business.
     The Company will rely heavily on Mr. Gill, Mr. Sacker and Mr. Rich for its success and the loss of any of these officers could disrupt its business. Virtually all material decisions concerning the conduct of the business, including which motion pictures the Company will develop and produce, are made or significantly influenced by Messrs. Gill, Sacker and Rich. The Company’s amended and restated executive services agreements with Messrs. Gill and Sacker are each for an initial term of five years and expire on the fifth anniversary of the date of the Offering. Provided that TFD has raised sufficient capital to finance its business plan, the Company’s agreement with Mr. Rich will begin on March 22, 2010 and continue for a period of five years. While the Company believes that it will be able to enter into comparable executive services agreements with them at the end of such terms as necessary, the Company cannot assure investors that it will be able to enter into new agreements with Mr. Gill, Mr. Sacker or Mr. Rich at the expiration of their current agreements. Should the Company fail to continue to engage Mr. Gill, Mr. Sacker or Mr. Rich, the Company may not be able to maintain the visibility in the industry that is necessary to maintain and extend its production, financing and distribution agreements and attract high quality talent.
     Our employment agreement with Mr. Rich provides that we must raise sufficient additional debt and equity financing to execute our business plan as a condition to its effectiveness. If we fail to raise sufficient additional capital, Mr. Rich would not be under contractual obligation to join the Company on March 22, 2010. Further, the agreement with Mr. Rich does not specify a minimum amount of additional capital that we would be required to raise in order to satisfy this contingency. Accordingly, there is a possibility that we and Mr. Rich may have a disagreement on whether we have raised sufficient additional capital to finance our business plan. If such a disagreement were to occur, it could result in Mr. Rich not joining the Company as planned. If Mr. Rich does not join the Company for this or any other reason, it could have an adverse effect on our business, and in particular on our plans to create an in-house U.S. marketing and distribution operation.
The Company has experienced significant liquidity constraints and could be challenged by similar constraints in the future.
     Although the Company’s original business strategy was to produce and finance or co-finance up to six motion pictures per year, due to certain market dynamics caused by (i) the 2007-2008 Writer’s Guild of America strike, (ii) the threat of a summer 2008 Screen Actors Guild strike, and (iii) a flood of capital seeking to invest in motion picture and entertainment assets, the Company was unable to achieve the desired level of theatrical production output as production prices were driven up with prospective investment returns on motion pictures conversely driven down. During this time, the Company adhered to a disciplined risk/reward balance when analyzing investment opportunities and did not pursue unprofitable projects. The result of the low production output was that two years of overhead and development costs (approximately $7.8 million for the period from January 1 through September 30, 2009; $8.0 million for the year ended December 31, 2008; and $3.6 million for the period from June 27, 2007 through December 31, 2007) were incurred with no meaningful proceeds generated during such time from the first two films produced by the Company, The Rebound and Law Abiding Citizen.
     Further, as a result of the worldwide credit crisis, the international market for independent motion pictures has shifted dramatically. International distributor revenue and liquidity has suffered, driving down the acquisition prices paid for independent motion pictures by as much as 20 to 30% relative to pre-crisis prices. In addition, international distributors have become more cautious when considering entering into pre-sales (i.e. prior to being able to view a completed motion picture).
     As of the date of this prospectus, The Rebound’s domestic rights remain unsold and the Company has entered into a “straight distribution” deal with Overture Films, LLC (“Overture”) on Law Abiding Citizen under which no upfront license fee was obtained. These factors have contributed to the liquidity constraints currently being experienced by the Company.
We require additional financing, and without it we may have to limit or discontinue our operations. There is substantial doubt about our ability to continue as a going concern.
     Our failure to raise additional capital or generate the cash flows necessary to finance our operations could force us to limit or cease our operations. Our business plan contemplates that we will finance a significant portion of each film’s production budget through external debt financing. Accordingly, we will need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the per share value of our common stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, finance the acquisition, production and/or distribution of motion pictures, which would negatively impact our business.

     Our independent public accounting firm has issued an opinion on our consolidated financial statements that states that the consolidated financial statements were prepared assuming we will continue as a going concern and further states that our recurring losses from operations, Members’ deficit and inability to generate sufficient cash flow to meet our obligations and sustain our operations raise substantial doubt about our ability to continue as a going concern. Our plans concerning these matters are discussed in Note 12 to the accompanying audited consolidated financial statements. Our future is dependent on our ability to raise additional capital and execute those plans successfully. If we fail to do so for any reason, we would not be able to continue as a going concern.
Our business is dependent upon the success of a limited number of releases each year, and the commercial failure of one or more of them could have a material adverse effect on our business.
     We expect to release a limited number of feature films per year for the foreseeable future. The commercial failure of even one of those films could result in a significant adverse impact on our results of operations, not only in the year of release but also in future periods. If the Company is unable to sustain a track record of successful releases, it may become more difficult for the Company to attract high quality talent and other qualified personnel.
     The Company cannot assure investors that its films will be commercially successful. If the commercial performance of the movies selected by the Company for production falls short of expectations, the Company’s revenues would be negatively impacted, which could have a material adverse effect on the Company’s business, results of operations and financial condition.
The Company’s revenues could decline if it fails to meet its production goals and release schedules.
     The production and distribution of motion pictures are subject to numerous uncertainties, including financing requirements, the availability of desired talent and quality material, and the release schedule of the major motion picture studios and independent production companies. If the Company fails to meet its production goals and release schedules, its revenues would decline. The Company intends to produce approximately 20 films during its first five years of operation. The Company cannot assure investors that its goals will be met in the future. The Company also cannot assure investors that any of the pictures scheduled for release in the future will be completed on budget, or at all, or released following completion.
If the Company does not complete a motion picture on schedule or within budget, its ability to generate revenue may be diminished or delayed.
     The Company’s success depends on its ability to complete the films on schedule and within budget. The Company’s ability to adhere to these schedules and budgets will depend upon many factors that are not necessarily within the control of the Company, including but not limited to: (i) whether the Company can attract suitable production and creative staff within its budget; (ii) the timing of the availability of principal cast members; (iii) the continued availability of selected directors, producers, actors and other key personnel; (iv) delays caused by unpredictable weather; (v) the availability and affordability of desirable locations; and (vi) the Company’s ability to secure appropriate facilities for post-production work in a timely fashion.
     Therefore, the Company cannot be certain that production of any of the films will occur on schedule or within budget. If the Company is forced to exceed its production budgets due to unforeseen problems, it may be required to raise additional capital in the form of short-term debt or equity. There is no assurance that the Company will be able to secure additional debt or equity, or that approvals will be obtained to raise more equity. Additionally, if the Company does not complete the films on schedule, their distribution will be delayed and it will increase the time before the Company begins to generate revenues, which may reduce the ultimate financial return to investors.
The Company’s revenue and profitability may be negatively affected by advances in technology that create alternative forms of entertainment.
     The entertainment industry in general and the motion picture industry in particular continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, the Company cannot accurately predict the overall effect that such changes may have on the potential revenue from, and profitability of, motion pictures. In addition, certain distribution outlets for the motion pictures the Company produces and co-finances may not obtain the public acceptance that was predicted. This may result in the Company paying higher distribution fees or receiving lower licensing fees when it renegotiates its distribution agreements.

Motion picture piracy may adversely affect the Company’s ability to maximize its revenues.
     Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Export Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that the Company realizes from the international exploitation of motion pictures depending upon the countries subject to such action and the duration of such action. If not enacted or if other measures are not taken, the motion picture industry (including the Company) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.
Changes in the preferences of audiences may have a long-term adverse impact on licensing revenues, particularly in Japan and other international markets.
     Non-U.S. markets have traditionally represented a significant source of licensing revenue for motion picture studios, and our business strategy contemplates that a substantial portion of our revenue will be derived from non-U.S. licensing agreements. The Japanese market historically has shown a high demand for English-language films, particularly those produced in the U.S. Recently, however, Japanese-language films have become increasingly popular with Japanese audiences. As a result, demand for English-language films has dropped, driving down the prices paid by Japanese distributors for rights to U.S. motion pictures. It is possible that the recent preference of Japanese audiences for films in their native language will continue, or even increase, in the future. If so, we cannot guarantee that we will be able to replace this historically important revenue source with licensing revenues from other international markets. In addition, other non-U.S. markets could undergo similar changes, which could result in decreased demand for English-language films. Any changes in consumer preferences or market demands that reduce our non-U.S. licensing revenues will have a negative impact on our business.
Because it will be difficult to project the future revenues of the films individually or cumulatively, the Company’s results of operations may vary substantially from quarter to quarter and year to year.
     The Company has limited operating history from which to base future operating performance. The Company’s ability to forecast accurately its revenues is further limited because motion picture productions have long production cycles that make it difficult to predict the periods in which motion pictures will be completed, and in turn, released pursuant to a release schedule. Further, if the Company increases its average production budgets or overhead, it may increase the financial risks. Since some portion of the Company’s operating expenses are fixed in the short-term, the Company may not be able to quickly reduce spending if revenues are lower than projected. If the Company does not achieve its expected revenues, operating results will be below expectations.
     In accordance with U.S. generally accepted accounting principles (“GAAP”) for the motion picture industry, the Company intends to amortize production costs based on current estimates of the total revenues expected to be received from a film. The Company will be required to regularly review these estimates and revise them when necessary. As a result, actual results of operations may vary from period to period based on revisions in estimates caused by changes in conditions affecting the motion picture industry in general and the viewing audience in particular. A downward revision in revenue estimates would potentially require a change in the amortization rate of a film’s costs resulting in reduced or negative earnings.
     The Company was formed in July 2007 and has a very limited operating history during which time we have sustained aggregate operating losses of more than $34 million through September 30, 2009. There is no assurance to investors that the Company will operate profitably, and if the Company cannot, it may not be able to meet its obligations regarding debt service, working capital requirements, capital expenditure plans, anticipated production of films or other cash needs. The inability to meet those needs could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company faces substantial capital requirements and financial risks.
     The production, acquisition and distribution of motion pictures require a significant amount of capital. A material amount of time may elapse between the expenditure of funds on a particular motion picture and the receipt of commercial revenues from that motion picture. This timing gap requires that the Company fund a significant portion of its capital requirements from its equity capital and from other sources of debt and equity funding.
     In accordance with U.S. generally accepted accounting principles (“GAAP”) for the motion picture industry, the Company will be required to expense advertising costs as they are incurred, which may also cause the Company’s results of operations to vary substantially from quarter to quarter and year to year.
If production and acquisition costs increase in the future, that could adversely affect the Company’s margins and therefore its profitability.
     The costs of producing, marketing and distributing motion pictures, both for the major studios and independent distributors have increased dramatically in the past decade. The production costs, also referred to as negative costs, are the various costs, charges and expenses incurred in the acquisition and production of a motion picture. Production costs may continue to increase in the future, thereby increasing the capital required for the operations of motion picture producers and distributors, and the risk borne by these parties. In addition, as part of its overall business strategy, the Company intends to produce and co-finance motion pictures that the Company’s management believes have greater production values, but more focused audience appeal. As a result of this focused strategy, the Company anticipates that in the future its costs and expenses will rise only moderately. However, if these costs rise at a greater rate than budgeted or if the Company is not able to increase revenues from such productions at the same rate as costs, this could have a substantial negative impact on its financial condition and profitability.
Credit Facility Risk.
Compliance with restrictions and covenants in the Company’s anticipated debt agreements may limit the Company’s ability to implement elements of its business strategy.
     The Company currently intends to finance its future motion picture productions in part with funds made available to it under one or more loan or credit arrangements with as yet unidentified third-party financing sources (“Credit Facilities”). The Company expects that the documents governing the Credit Facilities will contain restrictive covenants, possibly including restrictions or prohibitions on dividends, capital expenditures, indebtedness and the redemption of ownership interests, which may limit its ability to operate the business or implement elements of its business strategy. If the Company fails to comply with the covenants and conditions in these Credit Facilities, an event of default would exist under one or more Credit Facilities, which could result in the early termination of the Credit Facilities by the facility providers. The Company cannot assure investors that it will be able to comply with these or other covenants or conditions in the future, generate sufficient cash flow to repay the indebtedness to be incurred under such credit facilities or that the terms of these Credit Facilities will not limit its ability to operate its business or implement elements of its business strategy. The Company further cannot assure investors that, in the event the need arises, it will be able to obtain additional financing or to refinance its indebtedness under these Credit Facilities on terms acceptable to the Company, or at all.
We require additional financing, and without it we may be unable to theatrically release our films or employ Mr. Rich.
     Our failure to raise “Print and Advertising” financing necessary to promote our films theatrically would have a negative impact on our business. Our business plan contemplates that we will finance distribution expenses of our films in the United States through an external, high-coupon debt facility and a senior debt “ultimates” facility. Accordingly, we will need to raise these additional funds, and we may not be able to obtain additional debt financing on favorable terms, if at all. Further, we may be required to accept terms that restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things, finance the distribution of our motion pictures, which would negatively impact our business in a significant manner. Further, if we fail to raise sufficient additional debt and equity financing (including the proceeds of this offering) to execute our business plan, Gerry Rich is under no contractual obligation to join TFD as Vice Chairman.

The Company is required to obtain completion bonds on the motion pictures it produces as part of the requirements of its credit facilities and may be unsuccessful in securing completion bonds for future films.
     As a requirement of their commitments to supply the financing under their respective credit facilities, the facility providers will demand that the Company obtain completion bonds from a completion bond company before initiating production on a film. A completion bond is a promise by a third party, which is typically a completion bond company, that a film will be completed and delivered by a particular date. Under the terms of a completion bond, if the Company requires additional funds to complete a film by the delivery date, the completion bond company will either disburse these funds or cause the Company to abandon production and repay its expenditures toward the production of the film. The costs associated with securing a completion bond will increase the budget of a film. Further, if the Company were unable to obtain a required completion bond on acceptable terms for any individual film, it could not begin production on that film. The Company’s inability to secure a completion bond on acceptable terms when required to do so may reduce the number of films it can produce.
If our motion picture releases fail to meet revenue expectations, our access to credit to fund P&A expenses may be significantly curtailed or eliminated altogether.
     The capital structure of the U.S. distribution operation contemplates that prints and advertising (“P&A”) expenses will first be paid from proceeds of the P&A High-Coupon Debt Facility described in “Management’s Discussion and Analysis of Financial Condition-Liquidity and Capital Resources-Future Debt Financing.” In addition to the P&A High-Coupon Debt Facility, it is contemplated that the Senior P&A Ultimates Facility (as described in “Management’s Discussion and Analysis of Financial Condition-Liquidity and Capital Resources-Future Debt Financing”) may also be utilized to pay for the ongoing P&A expenses. Therefore, if the results of those movies funded with the P&A High-Coupon Debt Facility fail to meet expectations, the Company could experience a liquidity crisis due to limited access to the senior P&A facility.
Production Risk.
The Company’s options on its development projects may expire prior to exercise.
     When the Company is interested in acquiring the rights to a literary work, it typically enters into an agreement with the rights holder pursuant to which the Company acquires an option to purchase the property at a later date. This allows the Company the right to develop, start pre-production and work on the property to determine if it would like to continue the process and put it on its slate of films. By optioning the property, among other things, it means the property can no longer be shopped around to other companies during the term of the option. If the Company subsequently elects to acquire the underlying rights to the property, it must exercise the option and pay a pre-negotiated purchase price in order to do so. It is possible that the Company may not have the cash it requires to pay the purchase price at or before the option expiration date and therefore would be unable to acquire the rights to the underlying literary property. While the Company intends to take all steps necessary and appropriate to ensure that it maintains the capital resources required to make such payments, the inability to do so would have a negative impact on our business.
If the Company is unable to continue to attract creative talent, the quality and/or commercial success of the motion pictures it produces may decline.
     The Company believes the success of a motion picture is tied closely to recruiting high-quality creative personnel for production and, if the Company is unable to attract such creative talent, the motion pictures it produces and finances may be less commercially successful. Through special-purpose production service companies, directors, actors and screenplay writers will be contracted for on a motion picture-by-motion picture basis. Competition for these quality creative artists is intense. Since the quality and success of a motion picture is largely dependent on the artists who created it, the Company’s inability to attract first-rate creative talent could cause the quality and/or commercial success of the motion pictures it produces and finances to decline.
Our schedule of feature films will place a significant strain on our resources.
     Our business plan contemplates that we will simultaneously produce more than one feature film. Our future performance will depend on a number of factors, including our ability to recruit, motivate and retain qualified personnel. Due to the strain on our personnel from the effort required to produce a film and the time required for development of future films, it is possible that we will be unable to maintain our production and release schedule. We may be required to expand our employee base, increase capital expenditures and/or procure other additional resources in order to accomplish the scheduled production and release of our feature films. This growth and expansion could place a significant strain on our resources. There can be no assurance that any of our films will be released on the targeted schedule or that this strain on resources will not have a material adverse effect on our business, financial condition or results of operations.
Because the terms of a standard completion bond state that the bond company may take control of the production if the Company does not produce the film on schedule and within budget, the artistic integrity and commercial viability of the film may be reduced.
     In those instances where a completion bond is secured to guarantee the production of a film, the Company’s failure to complete any film on schedule or within budget could result in the completion bond company taking over production. If a completion bond company takes over production, it has the right to replace members of the production team, including Mr. Gill and Mr. Sacker. The loss of Mr. Gill or Mr. Sacker may reduce the quality of any finished film or limit the Company’s ability to promote the film in accordance with original promotion plans, all of which may harm the business.
Risks Associated with the Motion Picture Industry.
The Company’s future results of operations may be adversely affected by a labor strike.
     Many film productions employ members of a number of entertainment industry guilds and unions, including, without limitation, the Writers Guild of America, the Screen Actors Guild, the Directors Guild of America, the International Alliance of Theatrical and Stage Employees, the Teamsters and the Alliance of Canadian Cinema, Television and Radio Artists. A strike by one or more of the unions that provide personnel essential to the production of motion pictures could delay or halt the Company’s ongoing production activities. Such a halt or delay, depending on the length of time, could cause a delay or interruption in the release of new motion pictures, which could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company is a signatory to several unions (e.g., The Screen Actors Guild), and as such the Company (through one or more of its subsidiaries) generally affiliates with one or more unions on a per production basis in connection with most (if not all) of its productions. In the event that any collective bargaining agreement is allowed to expire and a strike occurs, the Company’s ability to produce motion pictures will be materially adversely affected and the revenues and results of operations in future periods may be adversely affected.
The Company’s revenues and results of operations may fluctuate unexpectedly due to factors such as the timing of releases of competing motion pictures, the public acceptance of the motion pictures produced by the Company, and other factors that the Company cannot control.
     The Company cannot assure the economic success of any motion picture it produces or co-finances because the production, completion and distribution of motion pictures is subject to numerous uncertainties, including the availability of creative talent, the release schedule of competing motion pictures, acceptance by the public and other factors. Predicting the economic success of a motion picture also is made difficult by the fact that the rights to a motion picture are often purchased at a very early stage in the motion picture’s development. The Company is thus exposed to the risk of acquiring rights to motion pictures that cannot be exploited as anticipated. In addition, the commercial success of a motion picture also depends upon the quality and acceptance of other competing motion pictures released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Therefore, there is a substantial risk that some or all of the motion pictures the Company produces and co-finances will not be commercially successful, resulting in costs not being recouped or anticipated profits not being realized. If some or all of these motion pictures are not commercially successful, the creative community may look to the Company’s competitors to produce and finance their motion pictures. This will have a material adverse effect on the Company’s business, and the results of operations could fall short of it expectations.
If the Company incorrectly projects revenues of its motion pictures, industry accounting methods require it to accelerate the amortization of production costs and recognize unanticipated book losses.
     The Company’s results of operations in future years depend on its ability to project revenues of its titles because, in accordance with U.S. GAAP and industry practice, the Company amortizes film costs for each motion picture using the “individual-films-forecast” method. Under this method, costs are amortized for each motion picture in the ratio that revenues earned in the current period for a particular motion picture title bear to management’s estimate of the total revenues to be realized from all media and markets for that motion picture title. The Company’s management will regularly review, and revise when necessary, the total revenue estimates on a motion picture-by-motion picture basis, which may result in a change in the rate of amortization and/or a write-down of the motion picture asset to net realizable value. As a result, in the event the Company’s initial total revenue estimates for a title were too high, under the industry’s accounting method, it would immediately recognize the entire loss in instances where it expects that a motion picture will not recover its investment. Comparatively, the profit of a successful motion picture must be deferred and recognized over the entire revenue stream generated by the individual picture. Accordingly, the Company’s revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future period.
There is a risk of an oversupply of motion pictures in the marketplace that may cause the Company to experience a decline in revenues and harm its results of operations.
     Despite a general increase in market size, the number of motion pictures released by the Company’s competitors, particularly the major U.S. motion picture studios, especially during peak periods, may create an over supply of product in the market, and may reduce the Company’s share of gross box-office receipts and make it more difficult for the Company’s motion pictures to succeed. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. The Company cannot guarantee that it will be able to release all of its films during peak release times as scheduled. An oversupply of competing motion pictures may cause its revenues to decline and may harm its results of operations.
Some of the Company’s competitors are able to devote greater financial resources to the acquisition and production of motion pictures. Consequently, even with the Company’s planned addition of U.S. marketing and distribution capability, the Company may be unable to achieve its projected financial results.
     The Company will compete with major studios, large diversified entertainment companies, independent motion picture and television production and distribution companies, companies in other industries which create alternative forms of leisure activities and other companies. The Company’s principal competitors are companies that are part of large diversified corporate groups with a variety of operations, including studios, television networks, cable channels and distribution divisions, including the major studios and independent production companies. Many of these companies have a variety of operations in addition to the production of motion pictures, including television network libraries and cable channels that can provide a means of distributing their products and providing a stable source of revenues to offset fluctuations in the financial performance of their motion picture operations.
     The Company will rely almost exclusively on its motion picture operations for its revenues. In order to compete more effectively and expand its motion picture operations, and in light of recent developments in the motion picture industry, the Company plans to capitalize on its success to date by adding U.S. marketing and distribution capacity, which would allow the Company to release its own films as well as third-party films. Motion picture acquisition, production and distribution are highly competitive businesses, and the Company cannot assure investors that it will compete effectively in these businesses, that it will be able to successfully form the desired alliances with third parties or distribute any third party films or that the planned expansion of its motion picture operations will have the desired increase in revenue and profitability for the Company. If the Company is unable to compete effectively in the U.S. marketing and distribution capacity or in the motion picture acquisition, production and distribution industry in general, it will have an adverse effect on its business as a whole.
Because some of the Company’s films may contain mature themes, it may be subject to ratings restrictions and censorship which would reduce its ability to commercialize its motion pictures.
     The Company intends to produce films in such a manner that they will ultimately receive a rating classification from the MPAA no more restrictive than “R.” However, many of the films will contain mature themes, and it is difficult to predict how the MPAA will ultimately classify the Company’s motion pictures. If a film does not initially obtain a rating less restrictive than “NC-17,” then the Company will need to make revisions before exhibiting the film, further adding to its expenses and potentially adversely affecting the artistic quality or commercial appeal of the film.
The Company is dependent on the activities of significant exhibitors and other distribution channels.
     The Company’s ability to successfully exploit its films is dependent on the contractual arrangements and other relationships it has with motion picture exhibitors, home entertainment retailers and rental outlets, and broadcasters or other distribution media. For many of the distribution platforms through which a motion picture distributor releases motion pictures, certain key chains and operators in a territory exercise significant control over access to the relevant distribution media. Additionally, as a result of changes in the theatrical exhibition industry, including reorganizations and consolidations, the number of available screens may decrease, thus reducing the number of motion pictures that may be distributed in the market at any one time. If the number of screens decreases, theatrical box office receipts may also decrease. Similarly, the ability to secure “shelf space” and other premium distribution opportunities with major retailers or video outlets directly affects the ability to drive higher sell- through or rental revenues. Accordingly, any failure by a motion picture distributor to develop or maintain its relationships with important market participants in its distribution channels could have a material adverse effect on the Company’s business.
The Company may not succeed in securing favorable terms for home video and/or pay television distribution of its films, or may fail to secure such distribution agreements altogether.
     The Company intends to contract with a major studio for distribution of its films to the home video/DVD/video-on-demand market because of the economies of scale and market penetration of these firms. However, we have yet to finalize such a contract, and there can be no assurance that we will be able to do so. Even if we do secure a distribution agreement with a major studio, it may be pursuant to unfavorable terms. Similarly, the Company intends to contract with a premium cable channel for distribution of its films to cable television audiences; however, no such contract is currently in place. If we fail to secure either a home video or pay television contract, or both, our revenues will be negatively impacted and our profitability will suffer. Also, if we secure these contracts but fail to achieve renewals after the initial terms, our revenues will be negatively impacted and our profitability will suffer. Failure to successfully reach home video and premium cable markets may also limit the visibility of our films and our “brand” among end consumers and within the film industry, thereby making it more difficult to cast and market future productions.
Fluctuations in the value of the US Dollar against foreign currencies could adversely impact our production costs and the fees we are able to charge our international licensees.
     In the future, we may film or conduct certain of our production activities in international locations. If the value of the U.S. Dollar falls with respect to the domestic currency of a foreign country in which we are conducting production activities, and we have not hedged against such a decrease, the price in dollars of these production activities will rise proportionately.
     Similarly, substantially all of our international licensing agreements are denominated in U.S. Dollars. If the U.S. Dollar appreciates against some or all of the domestic currencies of our various international licensing territories, then the cost of these licenses to our international distributors will rise proportionately. If such appreciation occurs, it will place a downward pressure on our licensing fees and decrease the economic competitiveness of our films against those produced in non-U.S. markets.
Risks Related to the Offering.
Management has significant discretion over the use of proceeds from the Offering.
     The Company’s management, including its Board of Directors, has significant discretion over the use of proceeds raised in this offering. Therefore, investors must rely on the judgment of the Company’s management in the application of the proceeds from the Offering.
Because the Company will spend significant funds with no ability to predict whether a film will be successful, the investors will encounter substantial financial risk.
     Producing motion pictures requires that the Company spend significant funds based entirely on its preliminary evaluation of a film’s commercial potential. It is impossible, with a high degree of accuracy, to predict the success of any film before its production starts. The ability of a film to generate revenues will depend upon a variety of unpredictable factors, including: (i) public taste, which is always subject to change; (ii) the quantity and popularity of other films and leisure activities available to audiences upon a film’s release; (iii) the competition for exhibition at movie theatres, for shelf space with video retailers, on network, cable and syndicated television and through other forms of distribution; (iv) the potential inability of the Company to accurately estimate the revenue it can achieve resulting from international distribution licenses in its films; and (v) the fact that not all films are distributed in all media. For any of these reasons, a motion picture may be commercially unsuccessful and the Company’s business may suffer.
     Although the Company intends to try to reduce the risk of motion picture production through its greenlighting process, that process is based on a number of estimates of the ability of the Company to license international distribution rights and the anticipated revenues from North American distribution. Any failure to achieve the estimated international sales or to achieve anticipated North American revenues will adversely affect the Company’s performance.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
     The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $[                    ] in net tangible book value per share from the price you paid. In addition, following this offering, purchasers in the offering will have contributed [                    ]% of the total consideration paid by our stockholders to purchase shares of common stock. Moreover, we issued options in the past to acquire common stock at prices significantly below the assumed initial public offering price. As of [                                        ], 2009, [                    ] shares of common stock were issuable upon exercise of outstanding stock options with a weighted average exercise price of $[                    ] per share. In addition, in connection with our initial public offering we have agreed to issue the Underwriters Warrants, which are exercisable for up to [                    ] shares of common stock at an exercise price of $[                    ] per share. To the extent that any of these outstanding options and warrants are ultimately exercised, you will incur further dilution. For a further description of the dilution that you will experience immediately after this offering, see the “Dilution” section of this prospectus.
We will sell underwriters’ warrants to our underwriters in connection with the public offering.
     We will sell to the underwriters for the public offering, as additional compensation, warrants to purchase an aggregate number of shares equal to 6% of the total number of shares sold in the public offering (the “Underwriters’ Warrants”). The Underwriters’ Warrants may be exercised at any time beginning 180 days following the effective date of this registration statement and ending on the fifth anniversary of this registration statement. Holders of the Underwriters’ Warrants may purchase shares of common stock at an exercise price equal to 110% of the offering price of the shares in this offering.
     During the term of the Underwriters’ Warrants, their holders will have the opportunity to profit from an increase in the price of the shares. The existence of the Underwriters’ Warrants may adversely affect the market price of the shares if they become publicly traded and the terms on which we can obtain additional financing. The holders of the Underwriters’ Warrants can be expected to exercise them at a time when we would, in all likelihood, be able to obtain additional capital on terms more favorable than those contained in the Underwriters’ Warrants. Please see “Underwriting” and “Description of Capital Stock and Related Shareholder Matters” for additional information regarding the Underwriters’ Warrants and our common stock.
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.
     The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
Because there is no existing market for our common stock, our initial public offering price may not be indicative of the market price of our common stock after this offering, which may decrease significantly.
     Prior to this offering, there has not been a public market for our common stock, and an active trading market may not develop or be sustained after this offering. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NASDAQ Global Market or otherwise or how liquid that market might become. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling additional shares of our common stock and may impair our ability to use equity-based incentives to recruit and retain employees.
Our stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.
     The market price of our common stock could be subject to significant fluctuations after this offering, and it may decline below the initial public offering price. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price.

We do not expect to pay any cash dividends on our common stock for the foreseeable future.
     We do not anticipate paying any cash dividends on our common stock for the foreseeable future. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future on our common stock will be made at the discretion of our Board of Directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors that our Board of Directors deems relevant.
We will incur increased costs as a result of being a public company.
     As a public company, we will incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission (“SEC”), require us to adopt corporate governance practices applicable to public companies. We also expect to incur additional compliance costs as a result of our common stock being included for quotation on the NASDAQ Global Market. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly. We will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain our desired coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our Board of Directors or as executive officers.
Our compliance with the Sarbanes-Oxley Act and SEC rules concerning internal controls will be time consuming, difficult, and costly.
     It will be time consuming, difficult and costly for us to develop and implement the additional internal controls, processes and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls, processes and reporting procedures personnel. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, we may not be able to obtain the independent accountant certifications that the Sarbanes-Oxley Act requires publicly traded companies to obtain.
     If we fail to comply in a timely manner with the requirements of Section 404 of the Sarbanes-Oxley Act regarding internal control over financial reporting, or if we identify or fail to remedy any material weaknesses in our internal controls, such failures could result in material misstatements in our financial statements, cause investors to lose confidence in our reported financial information, limit our ability to raise capital and have a negative effect on the trading price of our common stock.
     Under Section 404 of the Sarbanes-Oxley Act and current SEC regulations, beginning with our annual report on Form 10-K for our fiscal year ending December 31, 2010, we will be required to furnish a report by our management on our internal control over financial reporting. We will soon begin the process of documenting and testing our internal control procedures in order to satisfy these requirements, which is likely to result in increased general and administrative expenses and may shift management time and attention from revenue-generating activities to compliance activities. While we expect to expend significant resources to complete this important project, we may not be able to achieve our objective on a timely basis.
Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
     Our certificate of incorporation, bylaws and Delaware law will contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board of Directors. Our corporate governance documents include provisions:
•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board of Directors;

•	controlling the procedures for the conduct and scheduling of Board of Directors and stockholder meetings;

•	providing the Board of Directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

•	limiting the determination of the number of directors on our Board of Directors and the filling of vacancies or newly created seats on the board to our Board of Directors then in office; and

•	providing that directors may be removed by stockholders only for cause.
     These provisions, alone or together, could delay hostile takeovers and changes in control of our Company or changes in our management.
     As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (“DGCL”), which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS
     This prospectus contains certain forward-looking statements that involve a number of risks and uncertainties.
     Certain information in this prospectus contains statements that are forward-looking in nature. All statements included in this prospectus, or made by the management of The Film Department, other than statements of historical fact, are hereby identified as “forward-looking statements” (as such term is defined in Section 27A of the Securities Act of 1933, as amended, or the Securities Act). Examples of forward-looking statements include statements regarding our future financial results, operating results, business strategies, projected costs, products under development, competitive positions and plans and objectives of The Film Department and our management for future operations. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Any expectations based on these forward-looking statements are subject to risks and uncertainties and other important factors, including the “Risk Factors” discussed herein. These and many other factors could affect our future operating results and financial condition and could cause actual results to differ materially from expectations based on forward-looking statements made in this document or elsewhere by us or on our behalf. All references to “we,” “our,” or “us” refer to The Film Department.
     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”
     We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such new risk factors, nor can it assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.
     You should carefully read this prospectus in its entirety. It contains information that you should consider when making your investment decision.

USE OF PROCEEDS
     We estimate that we will receive net proceeds from our offering of our common stock, after deducting the estimated underwriting discount and commissions and other estimated offering expenses payable by us, of approximately $[                                   ], or approximately $[                                ] if the underwriter exercises its over-allotment option in full, in each case assuming the shares are offered at $12.00 per share, the low end of the estimated price range set forth on the cover page of this prospectus. Pending application of these proceeds, we intend to invest the net proceeds of this offering in short-term, interest bearing investment grade and U.S. government securities.
     We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including the repayment of indebtedness, as described below. Other principal purposes for this offering are to:
•	create a public market for our common stock;

•	facilitate our future access to the public capital markets;

•	provide liquidity for our existing stockholders;

•	increase our visibility in our markets;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire or invest in complementary companies, products or assets.
     We intend to use the net proceeds from this offering to accelerate the repayment of the Second Lien Notes (as such notes are more fully described in “Management’s Discussion and Analysis—Liquidity and Capital Resources—Default and Forbearance Agreements”) which would otherwise be repayable from proceeds received by us from our films Law Abiding Citizen, The Rebound and Earthbound. To the extent we apply net proceeds of this offering to repay such indebtedness and subsequently receive proceeds from Law Abiding Citizen, The Rebound or Earthbound that are not required to repay indebtedness, we intend to use those subsequently acquired proceeds for working capital and other general corporate purposes. Management expects that the proceeds received by the Company from Law Abiding Citizen and Earthbound over the twelve months following the date of this offering, together with the net proceeds of this offering, will be approximately $[_____] in the aggregate, and that the total amount of indebtedness to be repaid using such funds will be approximately $36 million.
     Management will retain broad discretion in the allocation and use of the net proceeds to us from this offering. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, market and industry developments, and the rate of growth, if any, of our business.
     An increase of 1,000,000 shares from the expected number of shares to be sold in this offering, assuming no change in the assumed initial public offering price per share, would increase our net proceeds from this offering by $[           ] million. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, based on the low end of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $[              ] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
CAPITALIZATION
     The following table sets forth our actual consolidated cash and cash equivalents and capitalization as of September 30, 2009 and our consolidated cash and cash equivalents and capitalization as of September 30, 2009 on an as adjusted basis to give effect to (1) the issuance of [7,083,333] shares of common stock by us in this offering, after deducting underwriting discounts and estimated offering expenses and (2) the application of the estimated net proceeds to us as described in “Use of Proceeds.”
     The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of September 30, 2009
	Actual	Pro Forma[1]	As Adjusted[2]
	(Dollars in thousands)

Cash and cash equivalents	$1,933	$	$
Restricted cash	2,376

Debt obligations
Revolving borrowing base credit facility	20,412 [3]
Second Lien Notes, net of discount	41,889

Total debt	62,301

Redeemable members’ units	33,801
Members’ deficit	(34,236)

Stockholders’ equity:
Common stock, par value $[___] per share, [100,000,000]
shares authorized, shares issued and outstanding
Additional paid-in capital	—
Retained earnings	—
Accumulated other comprehensive income	—

Total members’ / stockholders’ equity (deficit)	$(34,236)	$	$

Total capitalization	$61,866	$	$

DIVIDEND POLICY
     We currently intend to retain any future earnings to finance our business operations. We do not intend to declare or pay cash dividends on our capital stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. Our ability to pay dividends on our common stock may be restricted by the terms of any future debt, preferred stock or other securities.
DILUTION
     Dilution is the amount by which the portion of the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value or deficiency per share of our common stock after the offering. Net tangible book value or deficiency per share of our common stock is determined at any date by subtracting our total liabilities from our total assets less our intangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.
     Our net tangible book value as of September 30, 2009 (after giving effect to the Corporate Conversion) was approximately $[          ] million, or $[                    ] per share of common stock. After giving effect to our receipt and intended use of approximately $[              ] million of estimated net proceeds (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) from our sale of common stock in this offering based on an assumed initial public offering price of $12.00 per share of common stock, the low end of the estimated range set forth on the cover page of this prospectus, our adjusted net tangible book value as of September 30, 2009 would have been approximately $[              ] million, or $[___] per share of common stock. This amount represents an immediate increase in net tangible book value of $[___] per share of our common stock to existing stockholders and an immediate dilution of $[___] per share of our common stock to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.

[1]	Pro forma data assumes that the Corporate Conversion has been completed and reflects the application of the net proceeds of this offering. Per share data will be computed based upon the number of shares of common stock outstanding immediately after the Corporate Conversion applied to our historical net income (loss) amounts and will give retroactive effect to the conversion of our limited liability company interests into shares of common stock.

[2]	Adjusted to reflect the application of the net proceeds of this offering as described in “Use of Proceeds.”

[3]	As of November 30, 2009, the revolving borrowing base credit facility has been repaid in full.

     The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share as of September 30, 2009 (after giving effect to the Corporate Conversion)
Increase per share attributable to cash payments made by investors in this offering
Adjusted net tangible book value per share after this offering
Dilution per share to new investors	$
     If the underwriters exercise their over-allotment option in full, the adjusted tangible book value per share after giving effect to the offering would be $[               ] per share. This represents an increase in adjusted net tangible book value of $[              ] per share to existing stockholders and dilution in adjusted net tangible book value of $[              ] per share to new investors.
     A $1.00 increase (decrease) in the assumed initial public offering of $[                    ] per share would increase (decrease) our adjusted net tangible book value per share after this offering and dilution to new investors by $[                    ], assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
     The following table summarizes, on an as adjusted basis as of September 30, 2009, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $12.00 per share for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	3,334,296	32%	$	%	$
New investors	7,083,333	68%

Total		100.0%		$100.0%	$
     To the extent that we grant restricted stock or stock options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors.

CORPORATE CONVERSION
     In connection with this offering, our Board of Directors will elect to convert the Company from a Delaware limited liability company to a corporation organized under the laws of the State of Delaware. In order to consummate such a conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware prior to the closing of this offering.
     Prior to giving effect to the Corporation Conversation, we had four classes of limited liability company interests: Class B, Class G and Class J units, or common units (referred to herein as the Class B units, Class G units and Class J units, respectively), and Class H management equity incentive units (referred to herein as the Class H units,). In connection with the Corporate Conversion, the Class B units, Class G units, Class H units and Class J units will be automatically converted into an aggregate [3,334,296] shares of common stock. The allocation of such shares of common stock amongst the former holders of the Class B units, Class G units, Class H units and Class J units will be determined based upon the relative percentage ownership interests thereof at the time of conversion.
Organizational Structure
     The diagram below depicts our organizational structure immediately following the consummation of this offering and after giving effect to the Corporate Conversion.
The Film Department — Corporate Organizational Structure

     The Company maintains wholly-owned subsidiary entities responsible for particular components of the Company’s business. Subsidiaries fall into one of two general categories: (1) task-specific entities, and (2) film-specific entities. Task-specific entities include TFD Literary Acquisitions, LLC, the vehicle used to acquire screenplay rights and commission writing services; The Film Department International, LLC, responsible for international licensing of TFD-financed pictures Law Abiding Citizen and The Rebound; TFD Music, LLC and Film Department Music, LLC, which are responsible for the licensing of original scores composed for TFD pictures; and 8439 Holdings, LLC and 8440 Holdings, LLC, responsible for development of certain future projects. In preparation for the launch of its domestic distribution arm, TFD also intends to form a task-specific entity responsible for U.S. distribution of TFD films and films acquired from third parties. Existing film-specific entities include Rebound Distribution, LLC, the distribution company for The Rebound; LAC Films, LLC, the production and distribution company for Law Abiding Citizen; BD Productions, LLC, the production and distribution company for The Beautiful and the Damned; and Earthbound Films, LLC and Earthbound Productions, LLC, the distribution and production companies, respectively, for Earthbound. Going forward, the Company intends to establish at least one film-specific entity for the production of each greenlighted movie.
HWMP Investment
     On December 2, 2009, we entered into an agreement with H&W Movie Partners, LLC (“HWMP”) pursuant to which HWMP agreed to make equity investments in the Company in exchange for the issuance to HWMP of Class G units. HWMP also agreed to make equity investments in Earthbound Films, LLC and Earthbound Productions, LLC (collectively, the “Earthbound Films Entities”), 8439 Holdings, LLC (“8439”) and 8440 Holdings, LLC (“8440”), and the Company and HWMP entered into a put/call agreement pursuant to which the parties agreed that HWMP would transfer to the Company 100% of the equity of Earthbound Films, 8439 and 8440 in exchange for the issuance by the Company to HWMP of Class G units. The primary purpose of this transaction was to facilitate the financing by HWMP of certain production expenses of Earthbound incurred by the Earthbound Films Entities as well as the acquisition of new motion picture development projects, but to allow the Company to subsequently acquire all rights to Earthbound and other assets then held by the Earthbound Films Entities, 8439 and 8440 by acquiring 100% of the equity of each such entity in consideration for the issuance to HWMP of Class G units. Upon exercise of the put/call agreement, Class G membership units will constitute a majority of the equity of TFD.
     The aggregate investment commitment of HWMP was $8.325 million. Of this amount, $3.825 million was committed for investment in or for the benefit of the Company, while $4.5 million was committed for investment in the Earthbound Films Entities, 8439 and 8440.
Eton Park Refinancing
     On November 23, 2009, we entered into a buyout agreement (the “Eton Park Buyout Agreement”) with holders of notes (the “Second Lien Notes”) issued under that certain Securities Purchase Agreement dated as of June 27, 2007 (as amended, the “Securities Purchase Agreement”) by and among the Company, the other Note Parties thereto (as defined therein), the holders of notes signatory thereto (collectively referred to as “Eton Park”) and Union Bank, N.A., as Collateral Agent (the “Agent”). In connection with this agreement, HWMP agreed to fund $1.2 million to fund certain operating expenses of the Company pending closing of this offering and repayment of the Second Lien Notes.
     In connection with the Eton Park Buyout Agreement, Eton Park and the Agent consented to the purchase by HWMP from TFD of all rights to the motion picture entitled Earthbound in exchange for the cash purchase price of $150,000 plus 5.0% of the adjusted gross receipts after cash breakeven of such motion picture (such participation interest to revert to the Company upon the payment to Eton Park as detailed in the next paragraph). This acquisition was effectuated though the Earthbound Films Entities, which was owned 100% by HWMP at the time of such acquisition. As described above under “HWMP Investment,” 8439, 8440 and the Earthbound Films Entities will become wholly owned subsidiaries of the Company upon exercise of the put/call agreement.
     We also agreed, in connection with the Eton Park Buyout Agreement, to apply a portion of the proceeds of this offering to repay the Second Lien Notes. In particular, we agreed to make a cash payment equal to the lesser of (i) $37.5 million or (ii) the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes minus $1.5 million (the “Initial Cash Paydown”). In addition, at the closing of this offering, we agreed to issue to Eton Park a number of shares of common stock having a value of $1.5 million based on the price at which our common stock is sold in this offering. Effective immediately upon receipt by Eton Park of the Initial Cash Paydown, TFD’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens securing those obligations will be extinguished.

     In addition to the Initial Cash Paydown, and in consideration of the release and discharge of TFD’s obligations under the Second Lien Notes referenced above, to the extent that the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes at the time of the Initial Cash Paydown exceeds $39 million (such excess, the “Additional Payment Amount”), we agreed to pay to Eton Park an amount equal to all U.S. cash receipts actually received by (or credited to) the Company from Overture Films, LLC (“Overture”) under the Company’s distribution agreement with Overture in respect of Law Abiding Citizen until such time as the Additional Payment Amount (together with accrued and unpaid interest thereon at a per annum rate of 16.0%) is repaid in full.
     As of December 1, 2009, our aggregate obligations to Eton Park under the Second Lien Notes were approximately $38 million. Management expects to make additional payments to Eton Park primarily from early receipts on Law Abiding Citizen prior to the closing of this offering. Accordingly, as an advance against a portion of future expected receipts on Law Abiding Citizen (including a $7.8 million receivable backed by a letter of credit based on a State of Pennsylvania tax credit) and The Rebound, we expect to apply approximately $36 million of the net proceeds of this offering to repay the Second Lien Notes, and we expect to issue to Eton Park an aggregate of [125,000] shares of common stock, based on the low end of the estimated price range set forth on the cover page of this prospectus. Effective immediately upon receipt of the repayment proceeds as described above, Eton Park has agreed that all obligations under the Second Lien Notes and related documents will be discharged and satisfied in full, and that all liens and security interests relating thereto shall be released and terminated. Thus, all receipts from any source—including additional revenues from Law Abiding Citizen (other than Eton Park’s participation) and The Rebound—will go directly to the Company.

SELECTED CONSOLIDATED FINANCIAL DATA
     The following table sets forth our selected historical financial data as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2008 and 2007 and for each of the indicated periods ending on those dates have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the following selected historical financial data as of and for the nine months ended September 30, 2009 and 2008 from our unaudited historical consolidated financial statements and the notes thereto included elsewhere in this prospectus. The pro forma consolidated financial data for the nine months ended September 30, 2009 and the year ended December 31, 2008 reflects financial data after giving effect to the issuance of common stock by us pursuant to this offering. In the opinion of management, the interim financial data set forth below include all adjustments, consisting of normal recurring accruals, necessary to present fairly our financial position. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the entire fiscal year.
     You should read the data presented below together with, and qualified by reference to, our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this prospectus.

	The Film Department Holdings LLC (Historical values)
		Period from
		May 22, 2007			The Film Department, Inc.
		(date of			Pro Forma Consolidated
		inception)	Nine Months		Nine Months
	Year Ended	through	Ended		Ended	Year Ended
	December 31,	December 31,	September 30,		September 30,	December 31,
	2008	2007	2009	2008	2009	2008
			(Unaudited)
			(in thousands, except per share data)

Operating Data:

Net revenues	$—	$—	$12,957	$—	$	$

Operating income (loss)	(8,042)	(3,594)	(7,769)	(6,157)

Net income (loss)	(14,103)	(5,637)	(14,190)	(10,481)

Basic earnings (loss) per share	—	—	—	—
Diluted earnings (loss) per share	—	—	—	—

Balance Sheet data:
Cash, cash equivalents and restricted cash	17,621	13,185	4,309	14,097

Total assets	64,630	53,031	69,520	57,075

Total current liabilities	4,582	1,148	69,955	2,893

Long-term obligations	47,236	33,332	—	45,652

Redeemable Member units	32,741	24,506	33,801	25,061

Members deficit	(19,929)	(5,955)	(34,236)	(16,531)

Total Members’/Stockholders’ equity	$—	$—	$—	$—	$	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATION
     The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, which involve risk and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus.
Introduction.
     The Film Department is an independent movie finance and production company founded in 2007 by Mark Gill and Neil Sacker, two experienced film industry executives. Since that time we have produced two films and entered pre-production on a third. The first film released in the U.S., Law Abiding Citizen, has earned $70 million at the North American box office in its first six weeks of release.
     Our business strategy is to produce four motion pictures with net budgets between $10 million and $45 million each year for release worldwide. The Company also plans to launch a U.S. distribution business, in which we would distribute movies that we produce along with approximately two to six additional movies produced by third parties. In general, motion pictures produced and/or distributed by The Film Department will be exhibited theatrically in the U.S. and internationally, followed by their release on DVDs, video-on-demand, pay and basic cable television, broadcast television, digital media and other outlets (which may in some cases include exhibitors such as airlines and hotels).
     Management believes that the Company has demonstrated its ability to successfully develop, produce and sell star-driven, moderate-cost, high-quality films to the marketplace, and that its forthcoming slate of 20 motion picture projects at various stages of development combined with a new U.S. distribution capability provides the Company with a robust pipeline and a solid foundation for future revenue growth.
Factors and Trends that Affect Our Results of Operations
     In reading our financial statements, you should be aware of the following factors and trends that we believe are important in understanding our financial performance.
     Revenue Generation
     The Film Department was formed in May 2007 and commenced business operations in June 2007. Since inception, we have produced two films — The Rebound and Law Abiding Citizen - and we are in pre-production on Earthbound. Although Law Abiding Citizen had a successful release in October 2009, it is the only motion picture that we have released domestically so far. Accordingly, although we have been in operation for over two years, our business operations did not begin to generate any significant revenue until the third quarter of 2009.
     Corporate Conversion
     Immediately prior to this offering, we will convert from a Delaware limited liability company to a Delaware corporation pursuant to Section 265 of the DGCL. As a limited liability company, we were treated as a partnership for U.S. federal and state income tax purposes and, as such, we were not subject to taxation. For all periods subsequent to such date, we have been and will continue to be subject to corporate-level U.S. federal and state income taxes. The accumulated losses have been allocated to the previous members of the Limited Liability Company and the new corporation will not be able to offset such losses from future income.
     Public Company Expenses
     Upon consummation of our initial public offering, we will become a public company, and, provided our listing application is approved, will have our shares listed for trading on the NASDAQ Global Market. As a result, we will need to comply with laws, regulations, and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, related SEC regulations, and the requirements of NASDAQ. Compliance with the requirements of being a public company will require us to increase our general and administrative expenses in order to pay our employees, legal counsel, and accountants to assist us in, among other things, external reporting, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and preparing and distributing periodic public reports in compliance with our obligations under the federal securities laws. In addition, being a public company will make it more expensive for us to obtain director and officer liability insurance. We estimate that incremental annual public company costs will be between $1 million and $2 million.

     Highly Leveraged Capital Structure
     Since our formation in 2007, we have incurred a significant amount of indebtedness to fund our business operations. In addition to interest expense, we have incurred a substantial amount of administrative expenses, non-use fees, amendment fees, legal fees and other out-of-pocket costs relating to our credit facilities, particularly the Senior Revolving Facility. Although we intend to use some of the net proceeds of this offering to repay a portion of our outstanding indebtedness, we expect to continue to maintain a significant amount of indebtedness following the offering. In addition, we expect to incur project-specific indebtedness, as available, to fund development, production, marketing and distribution expenses of our motion picture projects. Accordingly, while we expect to continue to incur substantial interest expense, it is management’s expectation that administrative and other expenses relating to our production credit arrangements will be reduced.
     Stock Based and Other Executive Compensation
     Upon the consummation of this offering, we intend to make equity incentive awards to our directors, officers, and employees, including certain grants to our executive officers that will be fully vested upon grant. As a result, we expect to incur non-cash, stock-based compensation expenses in future periods.
     General and Administrative Expenses
     Compensation expenses, as reflected in our general and administrative expenses, will be higher beginning in the fourth quarter of 2009 due primarily to the addition of Mr. Rich to our senior management team. Additionally, TFD plans to hire various other personnel to support the launch of its distribution business in the first quarter of 2010.
Key Financial Metrics
     Revenue
     Our revenues are derived from the following business sources:
•	Domestic Theatrical Exhibition: Revenues are derived from the release of films in U.S. theaters. The financial terms that we negotiate with our theatrical exhibitors generally provide that we receive a percentage of the box office results and are negotiated on a picture-by-picture basis. Generally, the degree of success a particular film achieves at the domestic box office is the primary determining factor for all other U.S. revenues of that film.

•	U.S. Home Entertainment (including DVD, Blu-Ray, Video on Demand, mobile and other digital media): Generally, home entertainment revenues correlate very strongly with U.S. box office results. Films are sold on an individual basis (as packaged goods via retailers to consumers; and directly to consumers in the case of Video on Demand, mobile and other digital media). We intend to distribute our films through a subdistributor, most likely one of the major studios, which will be entitled to recoup its distribution costs as well as a distribution fee to be determined.

•	U.S. Pay Television: TFD plans for its movies to go automatically to a pay television channel which pays a license fee to the Company that is a percentage of U.S. theatrical revenues as part of an output deal. TFD is in negotiations with two U.S. pay television networks and expects to conclude an output agreement with one of them in the fourth quarter of 2009.

•	U.S. Free Television: This category includes broadcast networks and local stations as well as cable networks. Films are generally licensed on a single picture basis for fees that are negotiated based in part on the theatrical performance of the film. We may also utilize the services of a third party sales agent who will also be entitled to an agency fee.

•	International: Rights for each picture are sold territory by territory to independent distributors around the world, generally in all media (although on some occasions, media within a territory will be split to maximize revenue). Generally, revenue to the Company consists of a minimum guarantee plus contingent compensation (box office bonuses or other forms of overages).

     Expenses
     Our primary operating expenses include the following:
•	Direct Operating Expenses, which include amortization of film and television production or acquisition costs, participation and residual expenses and provision for doubtful accounts. Participation costs represent contingent consideration payable based on the performance of the film to parties associated with the film, including producers, writers, directors or actors, etc. Residuals represent amounts payable to various unions or “guilds” such as the Screen Actors Guild, Directors Guild of America, Writers Guild of America, International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and Allied Crafts of the United States, and American Federation of Musicians based on the performance of the film in certain ancillary markets.

•	U.S. Distribution and Marketing Expenses, which primarily include the costs of theatrical “prints and advertising” (“P&A”). Theatrical P&A represents the costs of the theatrical prints delivered to theatrical exhibitors and advertising includes the advertising and marketing cost associated with the theatrical release of the picture.

The aggregate cost of prints for a particular film varies depending on the number of screens which will be showing the film in the U.S. Each print costs approximately $1,500, so a film with a wide release (which is typically considered to be a release to at least 1,000 screens) will require an up-front prints investment of at least $1.5 million. The total P&A expenditure for a film will fluctuate depending on numerous factors (including the breadth of release, the performance of the film after opening day, and management’s judgment about the commercial viability of the picture, the breadth of its potential audience, the efficacy of advertising and publicity campaign, the audience response to the film in pre-opening screenings, and the level of competition). It is not uncommon for the P&A budget for a film released nationally by an independent studio to be $20 million to $35 million, or more if the film is successful in its opening weekend and additional funds need to be spent, in management’s judgment, to maximize box office revenue on an ultimate basis. The distributor of a film typically pays the P&A expenses, and these costs are then recoupable from the net box office revenue generated by the film, as well as from revenue the film generates in other media.

•	General and Administration Expenses, which include salaries and other overhead.

•	Development Costs for the development of future projects, which include writing services, option payments and other costs.
     Our primary other expenses consist of interest expense relating to our outstanding borrowings. We have incurred a significant amount of indebtedness to fund our business operations, and although we intend to use a portion of the net proceeds of this offering to repay a portion of our outstanding indebtedness, we expect to continue to maintain a significant amount of indebtedness, and thus continue to incur interest expense, following this offering.
Film-Specific Financial Metrics
     Domestic adjusted gross revenue
     In the United States, the Company generates gross revenue from the theatrical exploitation of its films, as well as from other media, including home entertainment and television.
     There are, however, numerous costs and recoupments that must be satisfied before the Company receives any portion of the remaining revenue. The following chart summarizes, in general terms, the typical flow of revenue from the U.S. theatrical exhibition of a motion picture:

Theatre box office receipts
       minus portion of receipts paid to exhibitor
= Gross Film Rentals, paid to distributor
       plus other net distribution revenue, as applicable (e.g., DVD, VOD, cable, free TV, etc.)
= Gross Receipts
       minus P&A expenses
       minus talent residuals
= Domestic Adjusted Gross Revenue
     International Gross Revenue
     Outside the United States, the Company generally licenses all rights in all media to third-party distributors for its films in each territory. In a typical license deal, the Company receives a minimum guarantee in a fixed amount that is paid generally 10-20% on signature of a bankable distribution agreement, and the balance upon delivery of the completed film to the distributor, plus additional contingent compensation depending on the film’s actual box office performance.
Minimum guarantee paid to TFD by international distributors upon delivery of film plus overages
= total advance and overages
       less international residuals, applicable withholding taxes, and sales agency fees
= International Gross Revenue
     Net Revenue
     After determining the Company’s total gross revenue in all media (from the U.S. and international sources), the Company must deduct its actual costs for the production as well as talent participations.
     For each individual production, the Company generally enters into agreements with key participants (including, as applicable, writers, directors, actors, and producers) to compensate those participants, in whole or in part, by granting such participants a percentage interest in future revenue or profits received by the Company. These percentages, as well as the calculation methodology, vary greatly and can include floors, ceilings, and other pro forma adjustments. As such, the Company does not have a “typical” revenue sharing financial model. However, the following table summarizes, in general terms, the revenue allocation to the Company in those cases where it utilizes a third-party distributor:
Worldwide gross revenue (domestic plus international)
       minus the gross production cost of the film (including TFD fees)
       plus tax rebates / incentives
= Adjusted worldwide gross revenue
       minus talent participations
= TFD net revenue before fees
       plus TFD producer fee (7.5% of the budget)
       plus TFD overhead fee (2.5% of the budget)
       plus TFD development fee (as applicable)
= TFD net revenue
     TFD believes it can enhance its business opportunities by forming an in-house U.S. distribution capability that would distribute not only films produced by TFD, but also a limited number of films produced by third-parties. In distributing its films in the U.S., TFD would incur additional overhead costs of approximately $6 million annually, but it would also be able to retain a larger percentage of the available gross revenue (for example, on one film, Law Abiding Citizen, TFD will pay approximately $14 million in distribution fees to Overture Films; had TFD distributed the film itself, it would not have had to pay distribution fees other than to the home video sub-distributor of approximately $4 million). Management believes shifting from third-party distribution to in-house North American distribution will enhance the overall profitability of TFD’s business. It is management’s expectation that TFD would continue to utilize third-party distributors for areas other than the United States.

Results of Operations
     The following discussion provides an analysis of our results of operations and should be read in conjunction with our consolidated financial statements. The operating results of the periods presented were not significantly affected by general inflation in the U.S. economy. The following table sets forth the components of net loss for the periods indicated:

		Inception, May 22,
	Year ended	2007 to December	Nine Months Ended	Nine Months Ended
	December 31, 2008	31, 2007	September 30, 2009	September 30, 2008
			Unaudited

Revenues	$—	$—	$12,956,838	$—
Film Costs	—	—	12,876,166	—

Expenses
Salaries and fringe benefits	5,822,920	2,388,149	4,568,907	4,445,428
Marketing expenses	614,981	239,669	394,069	502,105
Professional services	506,940	207,017	1,233,302	409,263
Rent and building expense	392,678	153,970	302,129	292,532
Depreciation and amortization	170,549	60,695	142,864	123,058
Travel and entertainment	168,527	50,992	95,038	130,171
Insurance expense	122,029	84,336	79,443	90,905
Telephone	73,567	59,750	70,035	56,141
Office expenses	111,911	159,186	89,605	80,012
Dues and subscriptions	31,073	22,047	9,604	27,757
Allowance for abandoned development projects	26,442	168,289	864,728	—

Total expenses	$8,041,617	$3,594,100	$7,849,724	$6,157,372

Loss from operations	(8,041,617)	(3,594,100)	(7,769,052)	(6,157,372)

Other (expense) income
Interest expense	(6,562,816)	(3,161,055)	(8,996,766)	(4,996,038)
Interest income	706,819	1,125,221	25,156	590,283
Investment loss	(451,711)	—	—	—
Other Income (expense)	246,249	(6,601)	2,550,591	81,660

Net loss	(14,103,076)	(5,636,535)	(14,190,071)	(10,481,467)

Unrealized investment loss	—	(259,869)	—	—

Comprehensive loss	$(14,103,076)	$(5,896,404)	$(14,190,071)	$(10,481,467)

     Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008
     Revenue
     Our revenue for the nine months ended September 30, 2009 was $13.0 million as compared to revenue of $0 for the nine months ended September 30, 2008. This increase was due to revenue recognition of international sales of The Rebound totaling $13.0 million.
     Film Costs
     Film costs for the nine months ended September 30. 2009 was $12.9 million as compared to $0 for the nine months ended September 30, 2008. This increase represents film amortization expense and residual expense associated with the international release of The Rebound.

     Operating expenses
     Our operating expenses for the nine months ended September 30, 2009 were $7.8 million, an increase of $1.6 million, or 27.5%, as compared to operating expenses of $6.2 million for the nine months ended September 30, 2008. This increase was primarily due to an increased Allowance for Abandoned Development Projects expenses, and increased Professional Services expenses of $0.9 million, and $1.2 million, respectively. The increase in the Allowance for Abandoned Development Projects is attributable to write-offs of projects in development and international sales consultant fees. The increase in Professional Services is the result of increased legal fees associated with the Second Secured Lien Note holders and the recapitalization of the Company.
     Interest income (expense)
     Our interest expense for the nine months ended September 30, 2009 was $9.0 million, an increase of $4.6 million from $4.4 million for the nine months ended September 30, 2008. This was primarily the result of accelerated amortization of debt issuance costs related to September 2009 amendments to the Credit Agreement governing the Senior Revolving Borrowing Base Credit Facility, as well as a $0.6 million reduction of interest income as compared to the nine months ended September 30, 2008
     Other income (expenses)
     Other income (expenses) for the nine months ended September 30, 2009 were $2.6 million, an increase of $2.5 million from $.1 million for the nine months ended September 30, 2008. The increase is a result of the change in fair value of Class C, Class D and Class E warrants.
     Net loss
     Our net loss for the nine months ended September 30, 2009 was $14.2 million, an increase of $3.7 million, or 35.4%, as compared to net loss of $10.5 million for the nine months ended September 30, 2008, and was due to the factors discussed above.
     Year Ended December 31, 2008 Compared to the Period Ended December 31, 2007
     Results of operations for 2007 are for a partial period and not a full year, and therefore comparisons of results of operations for 2008 and 2007 are not necessarily meaningful.
     Revenue
     No variance.
     Operating expenses
     Our operating expenses for the year ended December 31, 2008 were $8.0 million, an increase of $4.4 million, or 123.7%, as compared to operating expenses of $3.6 million for the period from inception on May 22, 2007 to December 31, 2007.
     Interest income (expenses)
     Our interest expense, net of interest income, the year ended December 31, 2008 was $5.9 million, an increase of $3.9 million from $2.0 million for the period ended December 31, 2007.
     Other income (expenses)
     Other income (expenses) for the year ended December 31, 2008 were $0.2 million, an increase of $0.2 million, as compared to Other income (expenses) of $0.0 million for the period ended December 31, 2007. This was primarily due to the 2008 recognition of $0.2 million realized capital loss in 2008 related to available-for-sale investments. There was no other income or capital loss realized in 2007.
     Net loss
     Our net loss for the year ended December 31, 2008 was $14.1 million, an increase of $8.2 million, or 139%, as compared to net loss of $5.9 million for the period ended December 31, 2007 and was due to the factors discussed above.

Liquidity and Capital Resources
     General
     The Company commenced operations on June 27, 2007 and, at formation, issued equity interests to various investors in exchange for an aggregate investment of $25 million. The Company subsequently issued additional equity interests to various investors for aggregate additional investments (not including the HWMP investment described below) of $7.6 million. In addition, on June 27, 2007, the Company also raised $30 million in operating capital through the issuance of Second Lien Notes and entered into the Senior Revolving Borrowing Base Credit Facility with borrowing availability of up to $140 million. Upon closing the Company paid approximately $7.5 million in closing costs for fees for the credit facilities, legal costs, finder’s fees and other costs.
     Our principal ongoing uses of cash are to meet working capital requirements, fund debt obligations and to finance our operations.
     Nine Months Ended September 30, 2009 Compared to the Nine Months Ended September 30, 2008
     Cash used in operating activities in the nine months ended September 30, 2009 was $41.5 million compared to $32.7 million in the corresponding period in 2008. The $8.8 million increase in cash used in operating activities was principally due to costs of feature film production of The Rebound and Law Abiding Citizen.
     Cash provided by investing activities in the nine months ended September 30, 2009 was $11.9 million compared to $24.2 million in the same period of 2008. The $12.3 million decrease in cash provided by investing activities was principally due to sales of short-term investments of $21.5 million during the nine months ended September 30, 2008 compared to $10.4 million during the nine months ended September 30, 2009.
     Cash provided by financing activities in the nine months ended September 30, 2009 was $17.9 million compared to $12.2 million in the nine months ended September 30, 2008. The $5.7 million increase is principal borrowing from the Second Lien Notes in the amount of $4.0 million, proceeds from Senior revolving Borrowing Base Credit Facility in the amount of $1.2 million and the issuance of Class G redeemable units in the amount of $0.5 million.
     Year Ended December 31, 2008 Compared to the Period Ended December 31, 2007
     Cash used in operating activities in the year ended December 31, 2008 was $35.3 million compared to $1.9 million in 2007. The $33.4 million increase in cash used in operating activities was principally due to increased film costs related to the production of The Rebound, Law Abiding Citizen, and costs associated with projects in development.
     Cash provided by investing activities in the year ended December 31, 2008, was $24.1 million compared to cash used in investing activities of $38.9 million in 2007. Commencing in January 2008, the Company invested available funds in the production of its two films, The Rebound and Law Abiding Citizen.
     Cash provided by financing activities in the year ended December 31, 2008 and 2007 was $18 million and $47.7 million, respectively. The $29.7 million decrease in cash provided by financing activities was principally due to $30 million of principal borrowings on Second Lien Notes and $25 million proceeds from issuance of Class B redeemable units in 2007, partially offset by $10.4 million of proceeds from Senior Revolving Borrowing Base Credit Facility in 2008 and the $7.6 million on additional Class B redeemable units issued in 2008.
     We are highly leveraged. As of September 30, 2009, we had $62.3 million in aggregate indebtedness consisting of $20.4 million of borrowings outstanding under the Senior Credit Facility and $41.9 million aggregate principal amount outstanding of the Second Lien Notes. Our borrowing capacity under the Senior Credit Facility at September 30, 2009 was $4.0 million, due to the remaining estimated finance costs reserve for The Rebound and available production draws and remaining estimated finance costs reserve for the Law Abiding Citizen production loan. Subsequently, as of November 30, 2009, the debt under the senior credit facility has been repaid in full.
     Subject to any contractual restrictions, we and our subsidiaries, affiliates or significant stockholders (including the Sponsor and its affiliates) may from time to time, in their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

     As of September 30, 2009, we had total cash and cash equivalents of $4.3 million including $2.4 million of restricted cash in an overhead reserved controlled and paid to the Company bi-weekly by the administrative agent for the Company’s first and second-lien lenders. There are no known liquidity restrictions or impairments on the balance $1.9 million as of September 30, 2009. Our ongoing cash needs for the nine months ended September 30, 2009 were substantially met from the proceeds of the Company’s initial capital raise (equity and second lien notes), and the subsequent equity raise in the fourth quarter of 2008.
     Default and Forbearance Arrangements
     During the first quarter of 2009, the Company entered a period of limited liquidity and capital resources. This was primarily the result of three factors: (1) The Rebound had not been released in the United States; (2) the amount of equity required to fund the production of The Rebound and Law Abiding Citizen was greater than anticipated due to capital shortages among U.S. distributors who had customarily paid advances for North American rights to comparable films; (3) international licenses for selected territories not achieved prior to the credit crisis and global recession were reduced and/or delayed; and (4) the Company did not achieve the level of production anticipated in its original Business Plan (which contemplated 4-6 films per year). The Company’s initial revenue projections included profit, production and overhead fees based on a production level of four to six films annually; accordingly, the production shortfall resulted in a revenue shortfall which required the Company to utilize a larger than anticipated portion of its available capital resources to fund overhead expenses.
     On June 27, 2007, the Company and its affiliated entities entered into a $140 million senior secured syndicated revolving credit facility (the “Senior Credit Facility”) and a $30 million second lien note purchase agreement (“Securities Purchase Agreement”) pursuant to which it issued $30 million of secured second lien notes (the “Second Lien Notes”) fully underwritten by GE Capital Markets, Inc. (“GECM”).
     The Second Lien Notes as originally issued included a payment in kind (“PIK”) feature that permitted the Company to capitalize and add to the aggregate outstanding principal amount of the Second Lien Notes each and every quarterly interest payment due thereunder and defer payment thereof to the scheduled maturity date of June 27, 2014 (although as originally issued the Second Lien Notes also permitted the Company in its discretion to pay quarterly interest in cash subject to satisfaction of certain conditions). At the request of GECM, and in order to assist GECM in its post-closing syndication efforts, the Company entered into an amendment to the Securities Purchase Agreement on August 7, 2007, pursuant to which, among other things, the Second Lien Notes were amended and restated to eliminate the PIK feature for, and require the cash payment of, all quarterly interest payments required to be made by the Company after September 30, 2008, subject to the ability of the Company to elect to defer the payment of interest due on any quarterly interest payment date to the next succeeding quarterly interest payment date (on which date all accrued and unpaid interest for the preceding two quarterly periods would be required to be paid in cash). The Second Lien Notes currently accrue interest at the default rate of 16% per annum.
     Interest on these notes accrued interest for the first five quarters of the Company’s operation. The interest was capitalized and added to the aggregate outstanding principal amount of the Second Lien Notes. The Company paid the interest that was due for the quarter ended December 31, 2008 and in accordance with the Securities Purchase Agreement the Company elected to defer (PIK) the interest that was due on March 31, 2009.
     Due to liquidity constraints resulting in part from the aforementioned amendments to the Second Lien Notes, the Company was unable to pay scheduled quarterly interest payments totaling $2.2 million on June 30, 2009 under the Second Lien Notes. The Company then entered into three successive amendments extending such interest payment date to August 28, 2009 in order to give the Company time to attempt to complete its then contemplated equity recapitalization. Ultimately, the recapitalization plan was not approved by all required equity holders and the Company was unable to obtain the anticipated capital necessary to enable it to make such interest payment. This resulted in the occurrence of Events of Default under the Securities Purchase Agreement and the Senior Credit Facility. In addition, the Company was unable to fully fund a $5 million P&A reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility in connection with the Overture distribution agreement for Law Abiding Citizen, resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement.
     Despite the occurrence of such Events of Default, the Company was successful in negotiating forbearance agreements in early September 2009 with the lenders under the Senior Credit Facility and holders of the Second Lien Notes, pursuant to which such lenders and holders agreed to forbear from exercising any rights and remedies under the Senior Credit Facility and the Securities Purchase Agreement (absent the occurrence of any additional events of default thereunder) until December 31, 2009, and June 30, 2010, respectively. In addition, the forbearance agreement under the Senior Credit Facility effected a termination of the revolving credit commitments with respect to any future films. Finally, the lenders under the Senior Credit Facility required that funds held in the interest reserve account at that time ($4.3 million) be used to effect an immediate repayment of the obligations under the Senior Credit Facility.

     The Company has subsequently repaid all of its outstanding obligations under the Senior Credit Facility.
     The Company has also entered into a Buyout Agreement relating to the Second Lien Notes, which provides among other things that, concurrently with the receipt by the Company of the net cash proceeds of this offering, the Company will be required to repay the Second Lien Notes in an aggregate amount equal to the lesser of (i) $37.5 million or (ii) the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes minus $1.5 million (the “Initial Cash Paydown”). In addition, at the closing of this offering, we agreed to issue to Eton Park a number of shares of common stock having a value of $1.5 million based on the price at which our common stock is sold in this offering. Effective immediately upon receipt by Eton Park of the Initial Cash Paydown, TFD’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens securing those obligations will be extinguished.
     In addition to the Initial Cash Paydown, and in consideration of the release and discharge of TFD’s obligations under the Second Lien Notes referenced above, to the extent that the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes at the time of the Initial Cash Paydown exceeds $39 million (such excess, the “Additional Payment Amount”), we agreed to pay to Eton Park an amount equal to all U.S. cash receipts actually received by (or credited to) the Company from Overture Films, LLC (“Overture”) under the Company’s distribution agreement with Overture in respect of Law Abiding Citizen until such time as the Additional Payment Amount (together with accrued and unpaid interest thereon at a per annum rate of 16.0%) is repaid in full.
     As of November 16, 2009, the total amount payable to the holders of the Second Lien Notes is approximately $40 million. Management expects to make additional payments to Eton Park primarily from early receipts on Law Abiding Citizen prior to the closing of this offering. Accordingly, as an advance against a portion of future expected receipts on Law Abiding Citizen (including a $7.8 million receivable backed by a letter of credit based on a State of Pennsylvania tax credit) and The Rebound, we expect to apply approximately $36 million of the net proceeds of this offering to repay the Second Lien Notes.
     On a going-forward basis, TFD will be capitalized with the proceeds of the HWMP investment described below and the net proceeds from this offering. In the fourth quarter of 2009 or the first quarter of 2010, the Company also anticipates closing additional debt facilities to fund marketing expenditures totaling $157.5 million. Management believes these funds, together with single-picture bank loans covering approximately 50% of the budget on each new film, will provide sufficient capital to execute its business plan.
     HWMP Investment
     On December 2, 2009, we entered into an agreement with HWMP pursuant to which HWMP agreed to make equity investments in the Company in exchange for the issuance to HWMP of Class G units. HWMP also agreed to make equity investments in the Earthbound Films Entities, 8439 and 8440, and the Company and HWMP entered into a put/call agreement pursuant to which the parties agreed that HWMP would transfer to the Company 100% of the equity of the Earthbound Films Entities, 8439 and 8440 in exchange for the issuance by the Company to HWMP of Class G units. The primary purpose of this transaction was to facilitate the financing by HWMP of certain production expenses of Earthbound incurred by the Earthbound Films Entities, but to allow the Company to subsequently acquire all rights to Earthbound and other assets then held by the Earthbound Films Entities, 8439 and 8440 by acquiring 100% of the equity of each such entity in consideration for the issuance to HWMP of Class G units prior to this offering. As a result, and after giving effect to the exercise of the put/call arrangement, the Company will own 100% of each of the Earthbound Films Entities, 8439 and 8440, and thus will have reacquired all rights to Earthbound and the other assets held by the Earthbound Films Entities, 8439 and 8440. HWMP will receive additional Class G units in exchange for its investment, which will at that time constitute a majority of the equity of TFD.
     The aggregate investment commitment of HWMP was $8.325 million. Of this amount, $3.825 million was committed for investment in or for the benefit of the Company, while $4.5 million was committed for investment in the Earthbound Films Entities, 8439 and 8440. The total amount actually invested by HWMP prior to the offering is expected to be $8.325 million, in exchange for which HWMP received Class G units that will be converted into an aggregate of [1,434,767] shares of common stock upon the Corporate Conversion.

     Future Debt Financing
     The Company intends to finance its future films on a single-picture basis. The Company will attempt to arrange for one or more lenders to provide debt financing for a particular project, which will be collateralized by certain rights to proceeds ultimately generated by such project. Typically, this type of funding can be arranged for approximately 50% of a particular film’s production budget. Management has substantial experience with this type of financing, and the Company believes there is currently sufficient availability of single-picture bank financing at competitive pricing.
     Management believes (based on current market conditions and recent discussions) that the following is a reasonable approximation of the single picture debt terms: 14-month term; pricing at LIBOR + 3.25% (with a LIBOR floor of 2%) for collateralized lending; additional 4% fee for unsecured lending in an amount not to exceed 20% of film’s net budget; loan origination fee of 2%; guaranteed by TFD.
     The Company also intends to secure approximately $157.5 million of additional debt financing to fund marketing and distribution expenditures. While the structure and terms of this additional debt financing are in the discussion phase with various providers and thus have not been fully negotiated, management believes (based on current market conditions and recent discussions) that the following is a reasonable approximation:
     High-Coupon P&A Debt ($85 million), which funds P&A, interest reserve, closing costs and P&A reserve: 6-year term (with prepayment penalty of 0.5% per year); pricing at LIBOR (floor of 2%) + 8%, plus 5% of the first-cycle cash flow profits from each film; coupon paid current and quarterly; 5% share of cash flow profits paid as earned. A $20 million P&A reserve is expected to be funded by $10m of high-coupon debt at closing and $10m of motion picture receipts; any draw-down based on P&A loss must be replenished by the party who incurred the loss. The interest reserve is estimated to be one year interest or $8.5 million, which will be funded from the initial proceeds of the facility.
     Senior P&A Debt ($72.5 million), which functions as a P&A accounts receivable/U.S. ultimates facility. Loan value is expected to be 100% of domestic box office on a weekly basis, converting into traditional receivables lending based on an ultimate revenue projection from all media provided by the distributor (i.e., TFD) six weeks after initial theatrical release. The loan rate is expected to be LIBOR (floor of 2%) + 4%. This facility will be senior to the High-Coupon P&A Debt
     Goguen Development Fund
     On October 4, 2007, the Company entered into an agreement with Michael Goguen, an original equity investor in the Company, to establish a five-year revolving development fund (the “Goguen Fund”). Goguen capitalized the fund with $2 million. The agreement provided that the Company could utilize the Goguen Fund, subject to availability of funds, to pay for 50% of the costs of certain development projects (“Goguen Projects”), subject to certain limitations. The remaining portion of the development costs would be funded by the Company. All right, title and interest in and to the Goguen Projects and all pictures produced based upon a Goguen Project are owned 100% by the Company.
     In consideration of the Goguen Fund’s contributions, it receives the following benefits:
•	For any picture produced based upon a Goguen Project, the Goguen Fund is to be reimbursed an amount equal to 150% of its contribution to the development of that particular Goguen Project.

•	For any picture produced based upon a Goguen Project, the Goguen Fund is to be paid an executive producer fee equal to 100% of the amount of the contribution by the Goguen Fund to that particular project, capped at $150,000; provided, that if the Goguen Fund has a cash balance of between $1.5 million and $2 million as of the completion of its 4th year, then the executive producer fee on future pictures based upon a Goguen Project shall be 150% of the amount of the contribution by the Goguen Fund with no cap until such time that the cash balance of the Goguen Fund is at least $2 million (at which time the executive producer fee on future films based upon Goguen Projects reverts back to 100% of the Goguen Fund contribution capped at $150,000); and provided, further, that if the Goguen Fund has a cash balance of less than $1,500,000 as of the completion of its 4th year, then the executive producer fee on future pictures based upon a Goguen Project shall be 200% of the amount of the contribution by the Goguen Fund with no cap until such time that the cash balance of the Goguen Fund is at least $2 million (at which time the executive producer fee on future films based upon Goguen Projects reverts back to 100% of the Goguen Fund contribution capped at $150,000).

•	For each picture produced based upon a Goguen Project, the Goguen Fund is entitled to 2% of all adjusted gross receipts after breakeven (i.e., when revenues exceed contractually approved reported costs) provided that the definition of breakeven and adjusted gross receipts would be no less favorable than accorded to any third party participant on that particular film.

•	Michael Goguen shall be accorded an executive producer credit on screen and in paid advertising in second position of all executive producer credits on all pictures based upon Goguen Projects.

•	At the end of the 4th year of the Goguen Fund, Michael Goguen is entitled to receive a distribution in an amount equal to the excess, if any, of the cash balance of the Goguen Fund over $900,000; provided, that the payment to Goguen shall not exceed $1 million. Following the end of the 5th and 6th years, Michael Goguen shall be entitled to 100% of the cash balance of the Goguen Fund. In all subsequent years, any amounts due the Goguen Fund shall be paid directly to Michael Goguen.
Contractual Obligations and Commitments
     The following table sets forth, as of December 31, 2008, the aggregate amounts of our significant contractual obligations and commitments with definitive payment terms due in each of the periods presented:

	Contractual Obligations and Commercial Commitments
		Payable in 4th
		quarter of	Payable in	Payable in	Payable in	Payable
	Total	2009	2010	2011/12	2013/14	After 2014
	(dollars in thousands)

Operating Leases	$256	$85	$171	$—	$—	$—
Employment Contracts	8,356	925	3,167	3,589	675	—
Senior Credit Facility, excl. interest reserve	20,412	20,412	—	—	—	—
Second Secured Lien Notes	41,889	41,889	—	—	—	—
Development Spending	313	243	70	—	—	—

	$71,226	$63,554	$3,408	$3,589	$675	$—

Off-Balance Sheet Arrangements
     In conjunction with the licensing agreement for domestic distribution rights of one film, the Company guaranteed a shortfall in distribution expenses that Overture Films might have incurred on Law Abiding Citizen. As the film is now profitable on an ultimate basis, management does not anticipate any shortfall. Going forward, management does not expect to incur such obligations, as TFD will be the U.S. distributor of its films, and international licensing agreements do not customarily call for such arrangements.
Impact of Inflation
     We do not believe that general inflation in the U.S. economy has had a material impact on our financial position or results of operations. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.
Seasonality
     The timing of revenue reporting, and our receipt of cash, fluctuates based upon the timing of our films’ theatrical and subsequent release dates and our recoupment of distribution and market costs on a film-by-film basis, which varies depending upon a film’s overall performance. As a result, our annual or quarterly operating results and cash flows for any period are not necessarily indicative of results to be expected for future periods.
Quantitative and Qualitative Disclosures About Market Risk
     We are exposed to market risk related to changes in interest rates. We do not use derivative financial instruments for speculative or trading purposes.

     Our earnings are affected by changes in short-term interest rates as a result of borrowings under our credit facilities. We currently do not use interest rate swap agreements or other derivatives to manage our interest rate exposure. We invest any cash in excess of current operating requirements in short-term certificates of deposit and money market instruments.
     At September 30, 2009, the fair value of our total debt, which has a carrying value of $62.3 million, was $62.3 million. We had $20.4 million of variable rate debt outstanding at September 30, 2009. If the market interest rates for our variable rate borrowings had averaged 1% more subsequent to December 31, 2008, our interest expense would have increased by approximately $.124 million for the nine months ended September 30, 2009. This analysis does not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management could take actions in an attempt to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure.
     Substantially all of our non-U.S. distribution agreements are denominated in U.S. Dollars. Accordingly, currency exchange risk does not represent a significant market risk for the Company.
Critical Accounting Policies and Estimates
     The application of the following accounting policies, which are important to our financial position and results of operations, requires significant judgments and estimates on the part of management. As described more fully below, these estimates bear the risk of change due to the inherent uncertainty attached to the estimate. For example, accounting for films and television programs requires us to estimate future revenue and expense amounts which, due to the inherent uncertainties involved in making such estimates, are likely to differ to some extent from actual results. For a summary of all of our accounting policies, including the accounting policies discussed below, see Note 2 to our audited consolidated financial statements.
     Generally Accepted Accounting Principles (“GAAP”)
     Our consolidated financial statements have been prepared in accordance with U.S. GAAP.
     Revenue Recognition
     Revenue from the sales or licensing of films is recognized upon meeting all recognition requirements of Accounting Standard Codification (“ASC”) 926, Entertainment — Films (“ASC 926”) (formerly AICPA Statement of Position 00-2. These requirements are (a) persuasive evidence of a sale or licensing arrangement with a customer exists, (b) the film is complete and, in accordance with the terms of the arrangements, has been delivered or is available for immediate and unconditional delivery, (c) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, (d) the arrangement fee is fixed or determinable, and (e) collection of the arrangement fee is reasonably assured. Cash payments received are recorded as deferred revenue until all the conditions of revenue recognition have been met.
     Film Costs
     We capitalize costs of production and acquisition, including financing costs and production overhead, to investment in films. These costs are amortized to direct operating expenses in accordance with ASC 926. These costs are stated at the lower of unamortized films costs or estimated fair value. These costs for an individual film program are amortized and participation and residual costs are accrued in the proportion that current year’s revenues bear to management’s estimates of the ultimate revenue at the beginning of the year expected to be recognized from exploitation, exhibition or sale of such film over a period not to exceed ten years from the date of initial release.
     We regularly review and revise, when necessary, our ultimate revenue and cost estimates, which may result in a change in the rate of amortization of film costs and participations and residuals and/or write-down of all or a portion of the unamortized costs of the film to our estimated fair value. We estimate the ultimate revenue based on experience with similar titles or title genre, the general public appeal of the cast, actual performance (when available) at the box office or in markets currently being exploited, and other factors such as the quality and acceptance of motion pictures or programs that our competitors release into the marketplace at or near the same time, critical reviews, general economic conditions and other tangible and intangible factors, many of which we do not control and which may change. In the normal course of our business, some films and titles are more successful than anticipated and some are less successful. Accordingly, we update our estimates of ultimate revenue and participation costs based upon the actual results achieved or new information as to anticipated revenue performance when it becomes available. An increase in the ultimate revenue will generally result in a lower amortization rate while a decrease in the ultimate revenue will generally result in a higher amortization rate and periodically results in an impairment requiring a write-down of the film cost to the title’s fair value. These write-downs are included in amortization expense within direct operating expenses in our consolidated statements of operations.
     Development Costs
     Development costs are capitalized costs related to projects not in production. If a film is greenlit, the costs are reclassified as Film Costs and/or Investment in Films. If the Company decides to abandon any project, an allowance for the costs incurred to date will be included in the Company’s consolidated statements of operations and comprehensive loss. Abandoned projects totaled $26,442 and $168,288, respectively, for the fiscal years ended December 31, 2008 and 2007, and $864,728 for the nine months ended September 30, 2009.
     Property and Equipment
     Property and equipment are recorded at historical costs. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three years.
     Debt Issuance Costs
     Debt issuance costs are being amortized using the effective interest method, over the expected term of the underlying Second Lien Notes and Senior Credit Facility. As a result of the forbearance agreement that we entered into with the lenders under our Senior Credit Facility, the amortization of the Debt Issuance Costs was accelerated to reflect the reduction in the Senior Credit Facility.

	DEBT ISSUANCE COSTS
	Senior Credit Facility	Second Lien Notes
	(in thousands)

2007	$518	$83
2008	1,041	166
2009	4,788	881
2010	—	48

	$6,347	$1,178

     Impact of Recently Issued Accounting Pronouncements — Fair Value Accounting
     Effective January 1, 2008, the Company adopted ASC 820, Fair Value Measurements (“ASC 820”). ASC 820 does not require any new fair value measurements; rather, it defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosures about fair value measurements.
     Warrant Liabilities
     Liabilities measured at market value on a recurring basis include warrant liabilities resulting from a previous financing. In accordance with ASC 815-40 (formerly EITF (Emerging Issues Task Force) 00-19, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock), the warrant liabilities are being marked to market each reporting period until they are completely settled. The warrants are valued using the Black-Scholes method, using assumptions consistent with our application of ASC 718 (formerly SFAS 123R). The gain or loss resulting from the marked to market calculation is shown on the Consolidated Statements of Operations as Gain on warrant derivative liability.
New Accounting Standards
     In September 2006, the FASB issued ASC 820. ASC 820 establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. The Company adopted this guidance at the beginning of the first quarter of fiscal 2009 except for those non-recurring measurements for non-financial assets and non-financial liabilities subject to the partial deferral. The adoption of this guidance did not have an impact on the Company’s financial position or operating results. The Company adopted non-recurring measurements for non-financial assets and non-financial liabilities at the beginning of fiscal 2009. The adoption of this guidance for non-financial assets and liabilities did not have a material impact on the Company’s consolidated financial position or results of operations.

     In December 2007, the FASB issued ASC 805 “Business Combinations” (“ASC 805”), previously referred to as SFAS No. 141 (revised 2007). This guidance changes the requirements for an acquirer’s recognition and measurement of the assets acquired and liabilities assumed in a business combination. The Company adopted this guidance at the beginning of fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.
     In December 2007, the FASB issued ASC No. 810 “Transition Related to Noncontrolling Interests in Consolidated Financial Statement” (“ASC 810”), previously referred to as SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin (“ARB”) No. 51. The guidance requires that noncontrolling (minority) interests be reported as a component of equity, that net income attributable to the parent and to the non-controlling interest be separately identified in the income statement, that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, and that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value. The Company adopted this guidance at the beginning of fiscal 2009. Other than the change in presentation of noncontrolling interests, the adoption of this guidance had no impact on the Company’s consolidated financial position or results of operations.
     In April 2008, the FASB issued ASC 350 “Determination of the Useful Life of Intangible Assets” (“ASC 350”), previously referred to as FSP SFAS No. 142-3. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset in a business combination. The Company adopted this guidance at the beginning of fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.
     In June 2009, the FASB issued ASC 105 “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (“ASC 105”) concerning the organization of authoritative guidance under U.S. GAAP. This is a replacement of The Hierarchy of GAAP (formally SFAS 162). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification became effective for the Company during fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on the Company’s consolidated financial statements.
     In April 2009, the FASB issued ASC 825 “Disclosure about fair value of financial instruments” (“ASC 825”), previously referred to as FSP FAS No. 107-1 extends the disclosure requirements to interim period financial statements, in addition to the existing requirements for annual periods and reiterates requirement to disclose the methods and significant assumptions used to estimate fair value. The Company adopted this guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.
     In April 2009, the FASB issued ASC 320-10-65. This guidance modifies the requirements for recognizing other-than-temporarily impaired debt securities and changes the existing impairment model for such securities. This guidance also requires additional disclosures for both annual and interim periods with respect to both debt and equity securities. Under the guidance, impairment of debt securities will be considered other-than-temporary if an entity (1) intends to sell the security, (2) more likely than not will be required to sell the security before recovering its cost, or (3) does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell). The guidance further indicates that, depending on which of the above factor(s) causes the impairment to be considered other-than-temporary, (1) the entire shortfall of the security’s fair value versus its amortized cost basis or (2) only the credit loss portion would be recognized in earnings while the remaining shortfall (if any) would be recorded in other comprehensive income. This guidance requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment potentially reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption from retained earnings to accumulated other comprehensive income. The Company adopted this guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.
     In April 2009, the FASB issued ASC 820-10-35. This guidance requires (1) estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly declined and (2) identifying transactions that are not orderly. This guidance also amends certain disclosure to require, among other things, disclosures in interim periods of the inputs and valuation techniques used to measure fair value. The Company adopted this guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.
     In May 2009, the FASB issued ASC 855 “Subsequent Events” (“ASC 855”), previously referred to as SFAS No. 165. This guidance is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date—that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company adopted this guidance fiscal 2009. The adoption of this guidance did not have any impact on the Company’s consolidated financial position or results of operations.
     In June 2009, the FASB issued ASC 860 “Accounting for Transfers of Financial Assets” (“ASC 860”), previously referred to as SFAS No. 166. The guidance eliminates the concept of a “qualifying special-purpose entity” and changes the requirements for derecognizing financial assets. The Company will adopt Statement No. 166 at beginning of fiscal 2009. The adoption of this statement is not expected to have a material impact on the Company’s consolidated financial position or results of operations.
     In June 2009, the FASB issued ASC 810 “Consolidation of Variable Interest Entities” (“VIE”) (“ASC 810”), previously referred to as SFAS No. 167. This guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. The Company will adopt this guidance at the beginning of fiscal 2009. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial position or results of operations.
     In August 2009, the FASB released new Accounting Standard Update (“ASU”) 2009-05 under ASC 820 “Fair Value Measurement” concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The Company will adopt this new guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

OUR BUSINESS
Overview
     The Film Department is an independent motion picture finance and production company founded in 2007 by Mark Gill and Neil Sacker, a veteran and widely recognized management team with more than 40 years of combined experience in the film industry. In their previous roles as senior executives, they oversaw production, marketing and distribution for three of the most successful independent films of the past few years—Crash, March of the Penguins and Good Night, and Good Luck—as well as many of the most profitable independent films of all-time including The Talented Mr. Ripley, Frida, In the Bedroom, Under the Tuscan Sun and The Illusionist. Films in which they have had significant involvement as executives and/or producers have earned more than $1.1 billion at the worldwide box office.
     The Company’s strategy has been to produce star-driven commercial movies with net budgets between $10 and $45 million—and to license those movies to film distributors worldwide for release. In its first two years of existence, TFD has demonstrated an ability to develop, produce and sell star-driven, moderate-cost, studio-quality films to the marketplace—under a risk mitigation strategy that licenses the international rights for a targeted 80% of each film’s net budget (i.e., the gross budget less subsidies and TFD producer and overhead fees). The Company has assembled a slate of 20 commercial projects (i.e., films worthy of a national release) including Law Abiding Citizen, starring Gerard Butler and Jamie Foxx (which earned more than $60 million at the North American box office in its first four weeks of release); The Rebound starring Catherine Zeta-Jones (recently completed and targeted for a Spring 2010 U.S. theatrical release); and Earthbound, starring Kate Hudson (scheduled to start production in January 2010).
     This has been achieved despite the occurrence of four unfavorable macro-economic events: a Writers Guild strike; the threat of a Screen Actors Guild strike (which dramatically reduced the availability of talent because the major studios increased their film output in anticipation of a work stoppage); the severe worldwide economic downturn; and most recently the dramatic cutback in release slates and marketing expenditures by the major studios, which has slowed their acquisitions of independent films to a near standstill. The impact of these events was substantial: in the past two years, more than 50% of TFD’s peer film finance/production firms have ceased competing with us. Notwithstanding these challenging conditions, The Film Department has continued operations and has the added advantage of far less competition going forward.
     Now the Company plans to take advantage of what management believes to be a significant market dislocation in the film industry: consumer demand for movie tickets in the U.S. is up more than 8% in a recession year to date (over the previous year) and revenues are about to accelerate due to new forms of distribution in the digital age, even as the supply of films is dropping dramatically due to capital shortages created by the recession and the credit crisis. The Company plans to exploit this market opportunity by launching a U.S. distribution capability to release six to ten films per year (a combination of its own productions and movies financed by third parties). In November 2009, TFD entered into a written employment agreement with Gerry Rich to join TFD as Vice Chairman, working in partnership with Mssrs. Gill and Sacker to oversee all aspects of our business. Mr. Rich also will be the principal architect of TFD’s new U.S. marketing and distribution operation. Mr. Rich was most recently President of Marketing at Paramount Pictures. Films for which he has overseen marketing campaigns as a senior executive have earned more than $5 billion at the North American box office alone. Mr. Rich’s employment agreement becomes effective March 22, 2010 for a term of five years (subject to the satisfaction of certain conditions described below under “Management”). In the interim period, he is serving as a consultant to the Company, advising on the strategy, structure and implementation of our planned marketing and distribution operation and assisting with financing arrangements.
     As of November 30, 2009, the company has repaid all of its outstanding obligations under the Senior Credit Facility. On a going-forward basis, TFD will be capitalized with the proceeds of the HWMP Investment and the net proceeds from this offering. In the fourth quarter of 2009 or the first quarter of 2010, the company also anticipates closing additional debt facilities to fund marketing expenditures totaling $157.5 million. Management believes these funds, together with single-picture bank loans covering approximately 50% of the budget on each new film, will provide sufficient capital to execute its business plan.
Description of Industry
     The motion picture industry earned a record $28.1 billion in worldwide box office receipts in 2008, a 5.2% increase over the previous year. In the current year, the North American box office is up 8.2% (through October 25, 2009) compared to the same period of the prior year. Of total worldwide box office receipts, approximately 65%, or $18.5 billion, was attributable to sales outside of the “domestic” markets of the United States and Canada. A 2009 PricewaterhouseCoopers report projects that global box office revenue will jump 33% in the next five years to $37.7 billion annually. After films complete their run in theaters, they continue to generate additional revenue throughout the remaining phases of the film distribution life cycle including home video/DVD, digital distribution, pay and free television.
     The majority of motion picture revenues are generated by films distributed by one of six major studios, which are generally recognized in the entertainment industry to be Paramount Pictures Corporation, Sony Pictures Entertainment, Inc., Twentieth Century Fox Film Corp., Universal Pictures, Walt Disney Studios Motion Pictures and Warner Bros. Entertainment, Inc. All of these companies are owned by media conglomerates.

     By adding a wide-release U.S. distribution capability, TFD will become one of only six independent studios in America with the capacity for wide-release U.S. self-distribution (joining the ranks of Lionsgate Entertainment Corp, Overture Films, Summit Entertainment, CBS Films and The Weinstein Co.). These smaller, less-diversified firms have made significant gains in market share and brand visibility during the past two decades. Although independent studios compete directly with the major studios by releasing commercial movies nationwide, the independents generally are run with far lower overhead, production costs and marketing budgets. As a result, management believes independent studios can achieve favorable results by generating meaningful revenue with much lower costs.
     The motion picture industry is generally composed of two major business segments: production and distribution. Production consists of the “greenlighting” and financing of motion pictures, as well as the development of the screenplay and the actual filming activities and post-filming editing/post-production process. “Distribution” refers to the marketing and commercial or retail exploitation of films throughout the world, including theatrical release, home entertainment (including home video, DVD, Blu-Ray, Video on Demand (“VOD”) and mobile/digital distribution), licensing for television and merchandising.
     Production of a motion picture consists of four principal phases, whose timing is generally as follows:

Principal
	Development	Pre-Production	Photography	Post-Production
Approximate Duration	A few months to several years	2-4 months	2-4 months	3-5 months

Principal Activities	• Develop original story or	• Complete budget, shooting schedule	• Film movie	• Edit film

	• Acquire rights to a novel, story or original screenplay	• Secure location, studio facilities, financing		• Music, dialog and special effects finalized

	• Finance writing of screenplay	• Prepare for filming/contract for creative talent		• Final cut of film completed

• Seek tentative commitments from key talent
     The typical distribution cycle for a feature film consists of five distinct periods and generally begins with its release in U.S. and Canadian movie theatres, which normally precedes or is contemporaneous with its release in overseas markets. Depending on the film’s reception, its theater run can end within a few weeks or last three months or more.
     The film is then released to wholesalers and retailers for sale or rent to consumers for private viewing through various home entertainment media including DVD and Blu-Ray.
     The third stage is the release of the film, usually 4-6 months after its initial theatrical release, to pay-per-view and digital rental and sales outlets, including digital media platforms such as InDemand. An Adams Media Research report said revenue from digital delivery grew 79% in 2008 over the prior year due to increased broadband penetration and consumer acceptance.
     The fourth and fifth stages consist of release to premium cable channels (e.g., HBO, Showtime, Encore/Starz and Epix) and the broadcast networks or basic cable channels, respectively. Films are normally released for airing on premium cable channels nine to twelve months after theatrical release, and for network or basic cable showings approximately two years after the theatrical release.
     The international distribution cycle generally follows the same cycle as domestic distribution. Historically, the international distribution cycle has begun a few months after the start of the domestic distribution cycle. However, the increasing sophistication of film piracy operations in international markets, as well as the ease with which the dominant DVD format can be copied, has resulted in a much higher percentage of films being released simultaneously to U.S. and international markets. A Motion Picture Association of America (“MPAA”) study estimated that the major studios lost $6.1 billion in total revenue to piracy in 2005, of which 80%, or $4.8 billion, was attributable to piracy in international markets.

Market Opportunity
     The Film Department will undertake its expansion into U.S. distribution at what management believes is a highly advantageous time. Even as U.S. box office is on the rise, competition is dramatically decreasing. Management expects that the volume of films released theatrically in the U.S. to drop over the next two years from a record high of 610 pictures in 2008 to a volume below the historically normative range of 350-400 pictures annually. Management believes this drop in film supply is mainly attributable to a significant decrease in new debt and equity financing provided to Hollywood by Wall Street (between 2004 and 2007, it is estimated that such financing totaled $18 billion) and to an industry-wide trend in which most of the significant U.S. distribution companies — both major studios and independents — are cutting their output due to capital shortages. At the major studios, the focus is largely on the biggest films (budgeted at more than $100 million and known in the industry as tentpole pictures) which means that the reduction in their slates has largely come at the expense of lower- and mid-budget films. Additionally, in the last year, five studio independent divisions have closed or dramatically scaled back their operations (New Line, Picturehouse, Warner Independent, Paramount Vantage and Miramax Films)—which management believes is due to the global recession and credit crisis, and the decline of the arthouse film market (i.e., upscale, intellectual films that generally are released on 20 to 500 U.S. screens, far less than the 1,000 to 3,000-screen nationwide releases planned for TFD films).
     The result is what management believes to be a rare opportunity: consumer demand is up even as supply is dramatically down. This dislocation has created an opening for a company with the right management acumen, financial discipline, and a proven ability to develop, produce, market and distribute star-driven, mid-budget commercial movies.
     A result of the dramatic, industry-wide reduction in films being produced is that talent pricing has dropped substantially even as talent availability has risen. Consequently, TFD believes it will be even better able to attract well-recognized, high-quality talent. Management believes this market dynamic of less than 400 theatrical release per year will continue for many years to come.
     After films complete their run in theaters, they continue to generate additional revenue throughout the remaining phases of the film distribution life cycle including home video/DVD, digital distribution, pay and free television. In the current recession DVD sales are down, while Blu-Ray sales, DVD rentals and Video on Demand (“VOD”) revenues have increased. Taken altogether, total U.S. video revenue was off 6% to 22.4 billion in 2008, and is down 3.8% in the first three quarters of 2009. But in 2010, Blu-Ray and VOD (which have been growing steadily and significantly over the last three years), are projected to achieve replacement value for falling DVD revenue, according to a June 2009 FutureSource Consulting report.
     The full transition from DVD to VOD is expected to occur within the next three to five years, fueling a rapid increase in growth mirroring the explosive rise in revenue that occurred when the home entertainment business transitioned from videotape to DVD. At that time, wholesale pricing dropped from $65 per videotape to $10 per DVD, and volume exploded, generating $87 billion in incremental revenue to the industry over the past 13 years, according to Adams Media Research. When the industry fully shifts from DVD to VOD, wholesale pricing is expected to drop from $10 per unit for DVD to $3-4 per unit for VOD, and Adams Media Research projects volume and revenue will rise significantly. This is one of several reasons why management remains optimistic about the long-term growth possibilities for the film industry.
     On the production side of the business, the market premium placed on moderate-cost, high-quality, star-driven films continues to grow throughout the world. In management’s experience, international distributors are more interested than ever in these higher-quality, cast-driven films, while American art films and “B” movies have declined in popularity. The U.S. is experiencing a similar shift in audience tastes away from “B” movies. Irrespective of the genre, management believes the minimum quality a commercial film has to achieve in order to be successful is on the rise.
     In a world of expanding entertainment choices, management’s experience is that audiences increasingly do not want the same old thing from their movies (in Hollywood parlance, a “retread”). Instead, they want a star they know and an appealing storyline that is distinctive and emotionally satisfying.
     Management’s view is that the major studios have spent the last three decades making too many low-quality films, and then relying on increasingly large marketing expenditures to get audiences into the theaters. For a long time, this formula worked reasonably well. But, with the exception of the $100 million-plus tentpole movies, fooling the audience is getting much harder in the age of twittering, cell phone text messaging, Blackberries, blast emails and instant messaging. Good buzz spreads quickly, but bad buzz spreads even faster. All of this underscores what we are already seeing: the trend is toward audiences increasingly rewarding commercial movies of higher quality.

     Notwithstanding this need, very few companies have the expertise to create the necessary supply of product. There are two primary reasons for this supply shortage:
1.	At the major studio level, the focus increasingly is on making a handful of $100 million-plus tentpole pictures each year, with a dramatic reduction in the overall number of pictures produced and released due to the credit crisis. Most major studios are not adept at keeping costs down on films of any size, and as a result fewer moderate-cost, commercial films are being produced and released by the major studios.

2.	Outside of the studios, most independent film companies are struggling to produce pictures in any significant number. Even if these firms do get the occasional film into production, most of their pictures are not commercially viable given the current demands of the worldwide audience. As a result, more than 50% of TFD’s peer film finance/production firms have ceased competing with us in the past two years. This leaves only a few independent financiers—who have proven abilities in development and cost-conscious production—to fill a genuine audience need.
Strategy
     Until recently, TFD’s strategy has been to finance, produce and license film rights worldwide for star-driven pictures with net budgets of $10 million to $45 million. For U.S. distribution, that meant licensing to the major studios. However, the Company now plans to take control of U.S. distribution of its films, which will allow the Company to dramatically increase potential revenues. Self-distribution will allow the Company to enjoy significant additional revenue from hit films. One illustration of the potential savings comes from the distribution arrangement on Law Abiding Citizen. TFD expects to pay Overture Films more than $14 million in distribution fees to handle that one film in the U.S. If TFD had been operating its own distribution company (at an annual overhead cost of $6 million), the Company could have paid for the annual overhead costs and $4 million in video subdistributor fees, and booked an additional $4 million in net receipts from just this one film.
     Theatrical: TFD intends to become one of only five independent studios in America with wide-release U.S. distribution capabilities. Although independent studios compete directly with the major studios by releasing commercial movies nationwide, the independents generally are run with far lower overhead, production and marketing budgets. TFD plans to build a theatrical releasing operation to release six to ten films per year, which we believe to be a sufficient slate to generate maximum receptivity from U.S. theater owners who need consistency of product. This slate would be dominated by films that are initially released wide (i.e., on more than 1,000 screens in the U.S.), but would also include the occasional picture that would start out in fewer theaters and widen to more than 1,000 U.S. screens by its sixth week.
     This operation will handle U.S. theatrical distribution, exhibitor relations, collections, creative advertising, media buying, new media, research, publicity, promotion and field operations. Management has successfully started such operations previously, and as a result believes it will be able to achieve major studio quality capabilities without the endemic overstaffing and overpaying that characterizes major studio operations. While the major studios have a staff of more than 100 in their theatrical release divisions, TFD plans to create a theatrical release division composed of approximately 30 people. The extensive downsizing and numerous closures by independent studios has created a large pool of available talented professionals in these disciplines.
     TFD intends to hold its P&A expenditures to much lower levels than the major studios, whose marketing budgets, in the experience of our management, are inflated, inefficient, and often run as high as $50-75 million per film. By contrast, independent studios generally spend $20 million to $35 million to open films nationwide. TFD’s marketing budgets in virtually all cases are expected to be in this moderate range. Mr. Rich and Mr. Gill have substantial experience marketing motion pictures on moderate budgets.
     Home Entertainment: TFD will not actively participate in the distribution of its films to the home entertainment market (including home video, DVD, Blu-Ray, VOD, and mobile/digital distribution). Rather, home entertainment distribution will be outsourced to a leading video distribution company due to their existing relationships and economies of scale. TFD is in preliminary discussions with several home entertainment companies including Twentieth Century Fox and Sony Pictures about such an output deal, and plans to reach an agreement with one of those companies in the fourth quarter of 2009.
     Pay Television: TFD is in negotiations with two U.S. pay television networks and expects to conclude an output agreement with one of them in the fourth quarter of 2009.

     International: Historically, TFD licensed its films to individual territories outside of the U.S. through an in-house sales operation. In October 2008, TFD signed an output agreement with the leading Canadian distributor, Alliance Films (“Alliance”). In October 2009, the Company reached out to one of the three exceptional independent film sales agents in the world—according to entertainment industry bankers who see confidential sales data industrywide—David Glasser, who is now employed by The Weinstein Company (“TWC”). Under this new international sales agency agreement with TWC, TFD retains control of business affairs and collections, reduces its in-house overhead, and gains an exceptional sales team.
     Management believes this dramatically improved sales capability will compensate for the third-party sales fees on each movie and improve the chances of achieving or even exceeding 80% coverage of each film’s net budget (i.e., the gross budget less subsidies and TFD producer and overhead fees) from international sales even in a challenging market, where sales values have dropped by approximately 20% in the last year. International pricing may rebound as the world economy recovers and the glut of independent American films turns to a shortage. In that case, management believes TFD would be in an excellent position to profit from such a recovery.
     Production: The Film Department plans to produce four moderate-cost, high-quality, star-driven films annually based on its slate of 20 projects. The number of pictures is driven by management’s experience in balancing a sufficient number of films to achieve a portfolio effect with a modest enough slate to assure maintenance of cost and quality control. (The Company’s portfolio approach, achieved through a target of 20 productions over the next five years of operations, is combined with a risk-management discipline that dramatically reduces downside exposure of each individual picture.)
     Management plans to allocate pictures in its annual slate of four productions as follows: two in the $15 - $30 million range (generally love stories or romantic comedies) and two in the $30 - $45 million range (generally action movies or thrillers). To ensure that the Company takes the most financially conservative approach, its models assume that each film is fully capitalized to include 1) the direct cost of the movie; 2) bond, finance costs and contingency; 3) overhead and producer fees (payable to TFD); 4) residuals, which are payable during the windows for video and television distribution internationally (i.e., 18 months to four years after the start of principal photography); and 5) profit participations.
     TFD manages the pre-production, filming, and post-production of its films. During pre-production, the Company selects a filming location, negotiates government incentives and contracts with the cast, director and other independent contractors (production staff, film crew, sound crew, etc.). During filming, the Company monitors the filming schedule and budget and drives on-time completion of the film while maintaining the film’s artistic integrity. During post-production, TFD oversees the work of independent contractors in editing and refining the film, including the addition of visual effects and music.
     In return for these services, the Company charges two fees in the budget of each film: a producer fee that is 2.5% of the budget and a 7.5% overhead fee, which must be paid to TFD before any profit participations are paid (except first-dollar gross paid to movie stars, if any). Additionally, development expenses on each project (i.e., payments for rights to literary material or to screenwriters to adapt or improve that material), are repaid to the Company out of each film’s budget at 150% of cost.
     In the area of acquisitions (i.e., films that TFD does not produce but instead acquires for U.S. distribution), management believes the market has an acute need for a new distributor. Although the number of independent single-picture financiers has dropped substantially, the strongest companies have survived. However, many of these companies can no longer rely on consistently selling their films to the major or independent studios. Eight of the leading single-picture financiers have been in discussion with TFD—even prior to the Company establishing U.S. distribution—about the possibility of TFD distributing their films, either on a per-film basis or multi-film output deal.
     One example of the shortage of U.S. distribution options for single-picture financiers came from the Toronto Film Festival, which traditionally has been a hub for 5-10 significant acquisitions every year. At this year’s festival in September 2009, out of the 273 feature films shown in the festival, only one significant picture was acquired for U.S. distribution. A number of star-driven pictures left the festival without a U.S. distributor.
     For all of the above reasons, management believes that the Company’s strategy of acquiring two to six pictures per year to augment its own production slate has the potential to provide a significant source of additional revenue.

Risk Mitigation
     Within the film asset class, The Film Department believes its portfolio approach represents a more risk-averse opportunity than traditional movie investments such as single-picture investing or studio slate financing.
     Unlike single-picture investing, TFD attempts to lower risk by funding a portfolio of films. Compared to studio slate investments in which a financier jointly funds a number of films produced by a studio, investment in TFD offers four distinct and favorable attributes: 1) an absence of distribution fees that studios typically charge to their investors, which leads to misalignment of the studio’s and the investors’ respective financial interests; 2) far better production and overhead cost control to maximize upside; 3) the absence of selection bias in which a studio may have financial incentives to exclude its top films from a co-financing slate; and 4) a targeted 80% reduction in capital at risk for each TFD production through a combination of government-funded production rebates, subsidies or tax credits (which in management’s experience account can for 15-20% of a film’s budget) and international sales made prior to the release of each film.
     TFD’s slate comprises movies which span a mix of genres that are intended to appeal to audiences worldwide on a broad commercial basis (i.e., largely thrillers, love stories, action movies and romantic comedies). The Company’s portfolio approach is combined with a risk-management discipline that reduces downside exposure of each individual picture.
     The central tenet of TFD’s risk mitigation strategy is the licensing of films internationally for a targeted minimum of 80% of the net film budget (i.e., the gross budget less subsidies and producer & overhead fees payable to TFD). The Company also reduces risk associated with its projects by greenlighting only moderate-cost films (with net budgets between $10 million and $45 million), exercising rigorous cost control over each budget. Lower total film budgets correlate with lower “break-even” revenue requirements.
     In addition, we obtain completion guaranties on our productions, which is a standard requirement of third-party lenders. Under the typical bonding arrangements, the Company pays an up-front fee (approximately 2% of a film’s production budget) to the guarantor. The terms of the guaranty provide protection for the Company against budget overages, generally totaling more than 10% of a film’s total budget (i.e., the amount budgeted in each of our films’ contingency account). These terms allow the guarantor to take over the production process under certain conditions, including if the project runs substantially over budget or behind schedule. We expect to obtain completion guaranties on our future projects, and these costs are included in our film project budgets.
Film Selection
     In the independent film industry, it is management’s experience that successful picture selection begins with—and is heavily dependent on—screenplay quality and marketability. Ironically, the high quality of our scripts has a very direct influence on keeping costs down. We believe that the most consistent way to attract recognizable directors and stars to moderate-cost projects is to deliver a script of significantly higher quality than the customary major studio projects. Our key executives have proven their ability to do this repeatedly.
     The post-crisis drop in the production and release of films has been mirrored by significant cuts in development budgets at the major studios. The result is that more commercial projects are available to independent studios, and at lower prices.
     In some cases, scripts come to The Film Department that we believe are strong enough to package with talent immediately. In other cases, screenplays may need a polish or rewrite, which must be accomplished prior to talent packaging. The sources for this type of material are:
•	Talent agencies, which are the primary brokers of scripts and packaged films.

•	Independent producers with successful track records but without access to financing. Five to ten years ago, nearly all of these producers had first-look deals at studios. But in recent years, in an effort to cut costs, the studios have shed most of these deals, with the notable exception of agreements with producers of tentpole movies. As a result, producers of quality films now often seek out independent financiers as their first choice to get their movies made.

•	Writers, directors and actors who control projects.

•	Studios which, due to increased financial pressures from corporate parents, are willing to give third-party financiers a low-cost option to purchase an inactive project (to redevelop, package and produce at low cost).
     At the same time, to help insure that the Company has a steady supply of top-quality films, it is also drawing on internally developed projects. TFD believes that very few of its competitors have the expertise or funding for this endeavor. The result is that the Company’s active, low-cost development slate has proved to be a significant competitive advantage.
     With this development capability—notwithstanding the significant delays caused by the writers strike in the Company’s first year—management believes that TFD has been able to stand out from its competitors, get more projects in front of A-list talent, and ultimately is well positioned to generate the flow of star-driven productions contemplated in its business plan going forward.
Talent and Packaging
     The Company’s principals have proven repeatedly their ability to attract strong directors and stars to their projects at a lower price. The Film Department follows the financial precedents that management established in the past—keeping up-front fees low and being careful not to give away too much of the back end (i.e., contingent compensation).
     We believe talent is eager to participate in moderate-cost, high-quality pictures for several reasons:
•	Stars are no longer punished by the major studios (in terms of their big budget movie fees) for making an independent film, which normally entails a lower fee for the actor; star salary pricing is now widely accepted as a two-tier system.

•	Actors who make an independent film are often rewarded with career resurgence or at least added prestige.

•	Actors want to perform in roles that stretch and satisfy them.

•	The major studios have cut back on production of mid-budget films (choosing instead to focus on their tentpole films with budgets of $100 million or more). As a result, there are not enough big-budget movies getting made to keep all of the significant actors working for full fees at any given time. It is also worth noting that more and more of the major studio tentpole movies are predicated on a proven brand, not a movie star. This makes many more actors a great deal more willing and available to perform in independent films, and generally at lower rates for comparable films than when the Company began operations in 2007.

•	TFD takes an active and expert role in overseeing day-to-day production operations, assuring talent agents that their clients (actors and directors) are in safe hands on each film set. Many of the Company’s competitors do not do this. As a result, we believe that agents are even more favorably inclined toward placing their clients in TFD pictures (notable recent examples of this at TFD include Jamie Foxx, Gerard Butler, Catherine Zeta-Jones, Kate Hudson and Keira Knightley).
Government Economic Incentives
     Many states have implemented incentive programs designed to attract film production to their state as a means of economic development, and TFD views these incentives as an important tool in minimizing production costs. Government incentives typically take the form of sales tax refunds, transferable tax credits, refundable tax credits, direct subsidies or cash rebates, which are calculated based on the amount of money spent in the particular state in connection with the production. Some states also allow state owned facilities to be used as shooting locations at no charge. Each state determines the regulations that must be complied with, as well as the conditions that must be satisfied, in order for a production to qualify for the rebate.
     It should be noted, however, that several states have eliminated or dramatically scaled back their incentives in the last year. Among those are New York, Massachusetts and Iowa. Notwithstanding this, many other states continue to offer incentives, among them Louisiana, where TFD plans to film Earthbound. Internationally, government incentives are available in a large number of countries. However, the benefit of those incentives must be weighed against the cost of shooting in those locations, as well as the value of their currencies against the U.S. dollar.

     The Company has been successful in obtaining significant government incentives for both of its completed films. By shooting the film Law Abiding Citizen primarily in Philadelphia, Pennsylvania on a gross budget of approximately $52 million, the Company was able to obtain a transferable tax credit in the gross amount of $8.6 million. In situations where the subsidy is a transferable tax credit, the credit often can be sold to a person or entity with state tax liability, with the transferor receiving a cash payment in an amount less than the gross amount of the credit. In the case of the Pennsylvania credit relating to the production of Law Abiding Citizen, the Company was able to transfer the credit to a third party in exchange for a net cash payment of $7.6 million or 88% of the gross amount of the credit. In return for shooting The Rebound in New York City on a gross budget of approximately $21 million, the Company received cash rebates of $3.6 million from New York State and $573,000 from New York City.
Greenlighting Productions
     In the motion picture industry, “greenlighting” refers to the process by which capital commitments for individual film projects are considered by studios. This process is central to TFD’s risk mitigation strategy.
     The Company’s Greenlight Committee currently consists of Mark Gill, Neil Sacker, Gerry Rich, Robert Katz (the Company’s President of Production) and Bernd Stephan (the Company’s Chief Financial Officer). The Greenlight Committee’s initial review of a project consists of an analysis of three key economic factors:
1.	International Value: The estimated aggregate value of a film’s international distribution rights is the single most significant variable in determining whether TFD will produce a particular movie. The film’s screenplay is presented to key international distributors to gauge its chances of commercial success within the distributor’s territory. Distributors are also asked to suggest preferred actors for the lead roles, and to estimate the licensing fee they would be willing to pay for the movie given their suggested casting.

2.	Production Budget: TFD management determines a production budget which leverages TFD’s economies of scale with respect to such items as film stock, equipment, post-production facilities, lab work, and bond fees.

3.	Economic Incentives: TFD management also analyzes the availability of government economic incentives (including tax credits, subsidies, rebates and reduced labor costs) for production in various locales. Management’s experience is that these incentives generally reduce a film’s budget by 15-20%.
     In order for a proposed project to be greenlighted, it must satisfy each of the following criteria:
1.	Estimates for international licenses must cover 80% of the proposed gross budget less subsidies and TFD producer and overhead fees.

2.	Estimates of international license fees must be analyzed and approved by a third-party, buy-side expert on international distribution. The Company currently engages Darius Kapfer, who we believe to be one of the top representatives of international film buyers.

3.	The minimum expected North American returns must be at least 20% of the net production budget (i.e., the gross budget less subsidies).

4.	A thoroughly researched and detailed budget must be complete and total no more than $45 million (including direct cost, bond, contingency, and financing fees net of subsidies and rebates).

5.	An option or ownership interest in the script and underlying rights has been obtained.

6.	The script must be complete (with allowance for minor production “polishing”).
     If the project satisfies all of the criteria, the Company will officially greenlight the film and confirm a start date, move forward with production financing, and proceed to oversee production of the film. If the film does not meet all of the greenlight criteria but management nonetheless would like to greenlight the project, it must receive an affirmative vote from the majority of its Board of Directors.

     In evaluating a particular project, TFD management also considers the possibility of additional revenue streams, including: (1) overages beyond the applicable international license fee that accrue at fairly significant levels on a hit film, (2) completion of the film under budget, (3) publishing of music originally written for the film, (4) merchandising and licensing, and (5) product placement within the films. However, these potential sources of revenue are considered to be highly unpredictable and are not given significant weight in the Greenlight Committee’s final decision.
     To date, international sales on the first film the Company greenlighted, The Rebound, total approximately $15.5 million, which is 90.6% of the film’s $17.1 million net budget. Additional revenue may become due to TFD if the film performs well in selected territories around the world; international distributors are contractually obliged to pay TFD overages (i.e., payments above the initial minimum license fee) in the event that film performs particularly well in their territory. Finally, revenue from the U.S. release of the picture will not be realized until the film is released by TFD, which is currently anticipated to be in Spring 2010.
     TFD’s second greenlighted film, Law Abiding Citizen, was produced for a net budget of approximately $45 million. Based on a North American box office of $70 million, management expects Law Abiding Citizen to return approximately $19 million in U.S. revenue to TFD. Many international sales on this picture were concluded at or above our estimates prior to the film being greenlighted in summer 2008 (and perhaps more importantly, prior to the credit crisis and global recession). Since that time, most international distributors have been dramatically impacted and the minimum guarantees available in most territories have dropped significantly. As a result, TFD has been unable to license four territories at levels commensurate with its greenlight estimates. As a consequence, international license fees are expected to be approximately $27 million against a greenlight target of $35.5 million. If the film performs as well internationally as in the U.S., management believes the Company will receive significant additional revenue from overages that could help substantially close this gap.
     Going forward, it’s worth noting that the Company has adjusted its production budgets to reflect the new pricing in the international market. Fortunately, talent pricing has dropped significantly in the crisis as well. As a result, on its first post-crisis film, Earthbound, management was able to negotiate talent and other costs to reduce the film’s net budget from $24 million to $17.1 million, which conforms with the new international sales estimates generated in the post-crisis market.
Greenlighting Acquisitions
     In addition to the Company’s four annual productions, TFD will need to acquire several films financed by third parties for North American distribution each year to fill out its release schedule at the targeted 6-10 films per year. This process is far simpler than film production. In this case, the greenlight committee will be required to approve a financial model on each project which shows minimum expected North American returns of at least 20% of the net expenditure.
Production History and Future Slate
     TFD’s film slate includes more than 20 projects as part of its plan to produce approximately 20 films over the next five years. Among those projects are:
Law Abiding Citizen: Starring Gerard Butler and Jamie Foxx, and directed by F. Gary Gray (The Italian Job). A thriller about a psychopathic mastermind who orchestrates a series of murders across the city of Philadelphia—all from inside his prison cell—and the prosecutor responsible for putting him away, who is the only one who can stop him. The film has earned more than $70 million at the North American box office in its first six weeks. Based on this initial result, management’s experience indicates that the film will be commercially successful not only in theaters, but also in home entertainment and on television.
The Rebound: Starring Catherine Zeta-Jones and Justin Bartha (The Hangover) and directed by Bart Freundlich. A romantic comedy about a 25-year-old man and his new neighbor, an older, sexy, newly single mother who catches more than his eye. TFD plans to release this film in the Spring of 2010.
Earthbound: A romantic comedy starring Kate Hudson and Gael Garcia Bernal about finding real love in the most unpredictable place, at the most inconvenient time. Production of this film is scheduled to start in January 2010.
The Peak: A 3-D supernatural thriller set in the Himalayan mountains. To be directed by Simon Crane (Mr. and Mrs. Smith).

The Beautiful and the Damned: Keira Knightley stars in the untold true (love) story of Zelda and Scott Fitzgerald, the Jazz Age icons known for living large, soaring high, and crashing hard. Directed by John Curran (The Painted Veil).
The Pre-Nup: A romantic comedy about a middle class guy on the verge of his first big deal, who has just proposed to the woman of his dreams. Before he gets married, all his friends say, he should protect his newfound assets. And that’s what prompts him to offer a pre-nuptial agreement to a woman who turns out to be the daughter of a billionaire. Fireworks ensue. Written and directed by Jordan Roberts (March of the Penguins).
Law Abiding Citizen 2: TFD has begun the development process on a sequel to its hit film, working with the same writer, director and producers with the goal of creating a worthy successor to the original film.
Murder, Inc.: A thriller about two estranged brothers whose parents were brutally murdered when they were young. Bill Oakley is now an FBI agent who needs someone to infiltrate the infamous Jewish mafia known as Murder Incorporated. His solution: get his long-lost brother out of jail and into the mob under cover, and in the process take out one of the crime syndicate’s leaders, the man who killed their parents many years before. From Steve Golin, the Academy Award-nominated producer of Babel.
Brothers In Arms: An action movie. The true story set at the end of World War II about a determined young captain chosen to lead a small platoon on an impossibly dangerous mission of utmost secrecy, all to save one man; General George Patton’s own son-in-law. TFD has an agreement to tie into the hit video game franchise of the same name.
Agent Fabulous!: From the producers of Austin Powers comes a spy thriller with a twist: this secret agent is unflappable, unstoppable and hilariously, unrelentingly gay.
Galahad: A revisionist take on the Arthurian legend. In this retelling of the classic action-adventure story, Camelot has gone to hell. King Arthur is an aging coward whose young, ambitious Queen Guinevere murders him—and blames the crime on Sir Galahad. Now it’s up to Galahad to escape near-certain death, vanquish the forces of evil, and return Camelot to its rightful glory.
Food of Love: This is Cyrano de Bergerac with food, set in Italy. This story is a love triangle between a handsome Italian playboy, a beautiful young American woman who comes to visit for a year, and a great chef, who is immediately in love but at a loss for words.
True Memoirs of an International Assassin: An action-comedy about an ordinary guy who leads the dull life of an accountant by day. But at night, he’s writing a novel about the life he wishes he had: the tale of a brilliant, fearless, glamorous assassin. When a publisher buys his book, he quits his job. But when the book comes out, it’s called The True Memoirs of An International Assassin. And the whole world thinks he really is his alter ego. So naturally, when he goes on vacation to Belize, he’s met by a drug lord with several trunkloads of weapons, $2 million in cash, and an offer he can’t refuse—to kill the prime minister. There’s no easy way out now, so he’ll just have to stand up and become the hero he’s always written about but never dreamed he’d be.
The Perfect Man: A remake of an Italian film. It’s a romantic comedy about three young adults—two women and one man—who have been friends since childhood. When the man gets engaged to one of the women, the other woman plots to break up the union by hiring a male model and training him to become a perfect match for her girlfriend. And of course, nothing goes according to plan. Directed by Peter Chelsom (Shall We Dance).
The Richest Girl in the World: A romantic comedy about a wealthy young woman who’s been burned time and again by suitors who only want her money. When an appealing new man comes into the picture, she switches places with her assistant. Now, if he falls for her—under the assumption that she’s a woman of no means—she’ll know it’s true love.
Good People: A thriller about a couple in their 30s who got into severe debt for all the right reasons. And then they find the tenant in their downstairs apartment has passed away and left $400,000 in cash. All they have to do is take the money, and all of their problems will be solved. So they do, and that’s when very bad things start happening to good people. Tobey Maguire is attached.

     The Company may revise the development, production and/or release schedule of any or all of its projects—and may expand or reduce the slate—at any time. Furthermore, there can be no assurance that any project will be greenlighted, produced or released, or that completion will be achieved on budget or on schedule, or that the creative talent listed above will necessarily be involved.
     In the film industry, the term “attached” is used to indicate an actor’s strong interest in a film project. While a star attachment often leads to a contractual agreement to play a role in a film, it is not a binding or enforceable contract in any form.
Intellectual Property
     We are currently using the trademark “THE FILM DEPARTMENT” and corresponding “F” logo as shown on the cover of this prospectus in connection with films distributed domestically and licensed internationally. At the Company’s inception, we filed applications with the United States Patent and Trademark Office for registration of the trademark and logo. The applications were rejected on the basis that the marks were not in use because none of our motion pictures had yet been released commercially in the United States. Following the release of Law Abiding Citizen to the U.S. market on October 16, 2009, we filed a Statement of Use Authorization for both the “F” logo and the trade name. We expect to receive confirmations from the United States Patent and Trademark Office of registration of our trademark and logo not later than April 1, 2010. We regard our trademark and logo as valuable assets and believe that our trademark and logo are important factors in marketing our products.
     We also hold various domain names relating to our trademark and motion pictures including, but not limited to, filmdept.com, the-rebound.com, and lawabidingcitizenmovie.com.
     The Company establishes and maintains intellectual property rights in the films which it produces. “Chain of title” generally refers to the legal documentation that evidences the transfer of a film’s exhibition rights. The value of a film comes from the ability of the copyright holder to sell or license to others the right to exhibit the film. Accordingly, having an appropriately documented chain of title that vests the Company with title to these rights is critical to the Company’s ability to generate revenue from the exhibition of its films. The Company has a rigorous due diligence process to insure that its chain of title on each movie is complete. The documentation that results from this process must also pass inspection by both the senior debt lender on each film as well as the completion guaranty company.
     Copyright protection is a significant problem in the motion picture distribution industry because of the relative ease in which unauthorized duplication, dissemination and exploitation of motion pictures may occur. In the past, the lax attitudes of the governments of certain countries toward motion picture piracy caused us to heavily discount the distribution value of these markets. Video and online piracy continues to be prevalent across the entertainment industry. We have taken legal actions to enforce copyright protection when necessary or appropriate.
Competition
     Motion picture production and distribution are highly competitive businesses. We face competition from companies within the entertainment business and from alternate forms of leisure entertainment including television, video games, internet, and other cultural activities as well as from sporting events, outdoor activities and travel. We compete with the major studios and independent studios and production companies for the acquisition of literary and film properties, the services of actors, directors, producers and other creative and technical personnel, all of which are essential to the success of our business. The success of any of our motion pictures is dependent not only on the quality and audience acceptance of a particular film or program, but also on the quality and acceptance of other competing motion pictures and other leisure time activities available to the marketplace at or near the same time.
Employees
     As of November 23, 2009, we had 22 employees, of which 21 were full-time.
     One of our employees is a member of the Directors Guild of America (“DGA”). Although none of the Company’s other employees are represented by labor unions, many of the independent contractors engaged by the Company are union members. In order to engage these union members, certain of the Company’s subsidiaries have become “signatories” with the unions, which means the subsidiary agrees to abide by the terms of the union’s guidelines with respect to matters such as pay scales, benefits, payment schedules, screen credits and other matters. The Company currently has subsidiaries that are signatories with the DGA, the Writers Guild of America (“WGA”), the Screen Actors Guild (“SAG”) and the International Alliance of Theatrical and Stage Employees, Moving Picture Technicians, Artists and Allied Crafts (“IATSE”). In addition, the Company also regularly engages contractors that are members of the American Federation of Musicians (“AFM”) and other unions.

Properties
     The Company leases the space for its principal offices in West Hollywood, California under a non-cancelable operating lease which commenced in June of 2007 and expires in June of 2010. Aggregate annual lease payments for this facility are approximately $337,000. Payments remaining prior to expiration of this lease total approximately $256,000.

MANAGEMENT
     The Film Department’s senior management currently consists of Mark Gill, Neil Sacker and Robert Katz, and, going forward, Gerry Rich.
     The principals have managed all aspects of the independent motion picture business including: acquisition and selection of projects, script development, packaging talent and negotiating talent contracts, financial modeling and budgeting, production financing, production and postproduction management, negotiation and licensing of key international deals and securing additional revenues from tax incentive and production rebate programs. All four principals have hired and managed employees in fast-paced, high-growth environments.
     The following table sets forth information regarding the executive officers and directors of The Film Department. The subsequent paragraphs contain biographical data for each executive officer and director.

Name	Age	Position with the Company
Mark Gill	47	Chairman, Chief Executive Officer and Director
Neil Sacker	48	Vice Chairman, Chief Operating Officer and Director
Gerry Rich	48	Vice Chairman
Robert Katz	45	President of Production
Bernd Stephan	38	Chief Financial Officer
Daniel Stutz	38	Executive Vice President, Business and Legal Affairs
Bert Hayenga	45	Director
David Larcher	48	Director
Philip G. Hubbard	57	Director
Background of Directors and Executive Officers
     Mark Gill, Chief Executive Officer, Chairman and Director. Mark Gill has been the Chief Executive Officer of The Film Department from its inception, and currently serves as Chairman and CEO of the Company. Prior to his tenure at The Film Department, Gill was the founder and president of Warner Independent Pictures (“WIP”). In that position, he oversaw the development, production, marketing and distribution of WIP’s films including March of the Penguins and Good Night, and Good Luck. Gill has previously served as president of Stratus Films (where he worked on such pictures as The Painted Veil and Matador), President of Miramax Films/LA (where he worked on such films as The English Patient, Shakespeare in Love, The Talented Mr. Ripley, In the Bedroom, Frida and Amelie), Senior Vice President of marketing at Columbia/Tri-Star Pictures, and as a reporter for the Los Angeles Times and Newsweek magazine.
     Neil Sacker, Chief Operating Officer, Vice Chairman and Director. Neil Sacker served as the President and Chief Operating Officer of The Film Department from its inception until December 2, 2009, the date of the HWMP Investment. Sacker currently serves as Vice Chairman and Chief Operating Officer of the Company and will work closely with Gill and Rich in all areas, with day-to-day responsibility for international, finance, production and business and legal affairs. Prior to joining The Film Department, Sacker was Chief Operating Officer of the Yari Film Group, where he worked on such films as Crash and The Illusionist. In his four-year tenure at the Yari Film Group, Sacker was responsible for that company’s business and legal affairs, finance and operations. Sacker previously served as head of the business and legal affairs department of Miramax Films and senior theatrical counsel for Warner Bros. Pictures. Sacker is a graduate of Yale Law School.
     Gerry Rich, Vice Chairman. Gerry Rich is currently a consultant to the Company and will assume the position of Vice Chairman upon the effectiveness of his employment agreement. He joins the Company from Paramount Pictures, where he served as President of Worldwide Marketing from 2004 through 2008. In that position, he was responsible for overseeing all aspects of domestic and international marketing including creative advertising, integrated and interactive marketing, theatrical publicity, media and market research for movies from Paramount, DreamWorks Pictures, DreamWorks Animation, MTV Films and Nickelodeon Movies, where he worked on such films as Iron Man, Kung Fu Panda, and Indiana Jones and the Kingdom of the Crystal Skull. Before joining Paramount, Rich served as President of Worldwide Marketing for MGM/United Artists from (working on such films as Goldeneye, The Birdcage and Legally Blond. While at MGM, he also assumed the responsibility of Co-President of United Artists, where he oversaw UA’s production, co-productions and acquisitions. Prior to his tenure at MGM, Rich served as head of marketing for Miramax Films, where he worked on such films as The Crying Game and The Piano.
     Robert Katz, President of Production. Robert Katz is the President of Production for The Film Department, a position he has held since the Company’s inception. Before joining The Film Department, Katz was Executive Vice President of Production for the Yari Film Group for four years, in which capacity he oversaw all greenlighting and production operations. Prior to his tenure at the Yari Film Group, Katz worked in senior production crew capacities on such hit films as Academy Award nominee Seabiscuit and One Hour Photo. During his career, Katz has served as a producer, executive producer, co-producer, associate producer, production manager and location manager on films throughout the world.
     Bernd Stephan, Chief Financial Officer. Bernd Stephan joined The Film Department at its inception as Chief Financial Officer. He came to the Company from the Yari Film Group, where he most recently held the position of Senior Vice President and Controller. During his four-year tenure at the Yari Film Group, he developed an expertise in complex financial structures by virtue of his involvement with such films as The Illusionist, The Matador and The Hoax. Prior to that, Stephan worked in New York for the boutique international tax consulting firm Augustin Partners.
     Daniel Stutz, Executive Vice President, Business and Legal Affairs. Dan Stutz joined The Film Department at its inception as Executive Vice President of Business and Legal Affairs. For the previous five years, Stutz worked at the Yari Film Group, most recently as Senior Vice President of Business and Legal Affairs, handling such pictures as Crash, The Illusionist, First Snow, The Matador and Prime. Prior to that, he spent four years as an associate at Weissmann, Wolff, Bergman, Coleman, Grodin & Evall in Beverly Hills. Before that he clerked for the Honorable Dickran Tevrizian, in the United States District Court in Los Angeles. He is a graduate of UCLA and the University of Michigan Law School.
     Bert Hayenga, Director. Bert Hayenga is an entrepreneur with 25 years of experience in strategic planning, business development, project and production management across a broad range of industries. He is currently CEO of First Cup dba Dunkin Donuts (Arizona) and Principal of Camelback Realty Group, which manages thousands of acres in Arizona land. Since 1990, Mr. Hayenga has served as Founder and Chief Operating Officer of Creative Leather Furniture. From 1987 to 2006, he served as Co-Founder of Creative Communications with five Arizona offices. He serves on the board of directors of the Phoenix Rescue Mission, Family Matters, Pinnacle Forum, Vantage Mobility International and Grand Canyon University (a NASDAQ-listed public reporting company where he is a past chairman).
     Philip G. Hubbard, Director. Philip G. Hubbard has served as the portfolio manager of Solidian Fund, L.P. since its inception in 2001. He holds an MBA in Accounting from Northwestern University, became a Certified Public Accountant in 1975 and began his career in public accounting with Touche Ross & Co. He has since served as Senior Vice President of the New York Futures Clearing Corporation, a subsidiary of the New York Stock Exchange, as Senior Vice President of Donaldson, Lufkin, Jenrette Futures, and as President of Chicago Research & Trading Group (one of the world’s largest proprietary options trading firms). Hubbard has served on numerous industry and bank boards during his career. He is currently on the board of directors of Harris Bank-Winnetka and Wheaton College.
     David Larcher, Director. David Larcher is a founding principal and has been Executive Vice President of Vestar since 1989. He has been responsible for some of the largest retail and entertainment developments in the Southwest. Vestar’s projects are open air destinations featuring department stores, lifestyle retailers and multi-plex theatres. Mr. Larcher is responsible for its development activities, as well as acting as the primary contact for Vestar’s retail relationships in Arizona and California. Vestar is one of the largest privately held commercial development companies in the United States, developing, owning and managing over 20 million square feet of shopping centers in the western United States.

SUMMARY COMPENSATION TABLE

						Non-Equity
				Stock	Option	Incentive Plan	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Compensation	Total
Position	Year(1)	($)	($)	($)	($)	($)	($)	($)

Mark Gill	2009
Chief Executive Officer	2008
	2007

Neil Sacker	2009
President and Chief	2008
Operating Officer	2007

Robert Katz	2009
President of Production	2008
	2007

Bernd Stephan	2009
Chief Financial Officer	2008
	2007

Daniel Stutz	2009
EVP, Business and Legal Affairs	2008
	2007

(1)	Amounts reported for 2009 represent the nine months ended September 30, 2009.
     Employment Agreements — Gill, Sacker, and Katz. On June 25, 2007, TFD entered into written executive services agreements (subsequently amended on four different occasions, most recently September 1, 2009) with Pain Cuit, Inc. to engage the services of Mark Gill (Chief Executive Officer), Sacker Consultants, Inc. to engage the services of Neil Sacker (President and Chief Operating Officer) and Chateau Holdings, Inc. to engage the services of Robert Katz, all as independent contractors. The contracts for Mr. Gill and Mr. Sacker continue in effect for a period of six years, after which time any engagement by TFD of Mr. Gill’s or Mr. Sacker’s services will be at will. Mr. Katz’s agreement is in effect for an initial period of six years.
     Annual base compensation is $___for Mr. Gill, $___for Mr. Sacker, and $___for Mr. Katz. Increases in the annual base compensation for Mr. Gill and Mr. Sacker can be made in the sole discretion of the Board, whereas Mr. Katz receives $50,000 increases in each of the last two years of his contract. Contractually mandated bonuses were originally made available to all three executives. If TFD commenced photography on four motion pictures during a year (measured from June 25th date of the execution of the employment agreements), Gill, Sacker and Katz were eligible for the following cash bonuses:

	Mark Gill	Neil Sacker	Robert Katz
Year ending June 25, 2009	$	$	$

Year ending June 25, 2010	$	$	$

Year ending June 25, 2011	$	$	$

Year ending June 25, 2012	$	$	$

Year ending June 25, 2013	$	$	$

     No bonuses were paid to these three employees for the year ended June 25, 2009. Upon execution of their respective contracts, Mr. Gill and Mr. Sacker received a grant of Class A and F-1 units in The Film Department Holdings LLC, which units were subsequently redeemed in anticipation of the Corporate Conversion. As consideration for the redemption of the Class A and Class F-1 units, Mr. Gill and Mr. Sacker were awarded Class H units, which will be converted to common stock pursuant to the Corporate Conversion. Subsequent to the Corporate Conversion, Gill and Sacker will be eligible to receive equity incentive awards under the Equity Incentive Plan.
     All three executives are eligible to participate in any group life insurance, hospitalization, medical, health and accident, dental, disability, or similar plan or program generally made available by TFD to its most senior executives. Messrs. Gill, Sacker and Katz are also eligible to participate in all savings, retirement and similar plans provided by the Company.
     If TFD terminates any of these executives other than for cause, TFD is obligated under the executive services agreements to pay such executive a severance payment equal to the lesser of twenty-four months salary or the remainder of the their engagement term, to be paid pursuant to TFD’s then-current payroll practices. All benefits would continue during the severance period.
     All three agreements contain non-competition clauses in effect during the periods of employment and any severance period, as well as non-solicitation and non-interference provisions in effect during the period of employment and the two years following termination of employment. Both executives recognize in the respective agreements that any intellectual property created by them during the course of their employment is the property of TFD.
     Employment Agreements — Stutz and Stephan. In July 2007, TFD entered into written employment agreements (subsequently amended on four different occasions, most recently September 1, 2009) with Daniel Stutz (Executive Vice President of Business and Legal Affairs) and Bernd Stephan (Chief Financial Officer). Mr. Stutz’s contract continues in effect until July 16, 2011 and Mr. Stephan’s contract continues in effect until July 23, 2011.
     Annual base compensation is $____ for Mr. Stutz and $____ for Mr. Stephan. Increases in the annual base compensation can be made in the sole discretion of the Board. Any bonuses are also to be paid in the discretion of the Board.
     Upon execution of their respective contracts, Mr. Stutz and Mr. Stephan received grants of Class A phantom units in The Film Department Holdings LLC, which units were subsequently redeemed in anticipation of the Corporate Conversion. As consideration for the redemption of the Class A phantom units, Mr. Stutz and Mr. Stephan were awarded Class H phantom units, which will be converted to common stock pursuant to the Corporate Conversion. Subsequent to the Corporate Conversion, Stutz and Stephan will be eligible to receive equity incentive awards under the Equity Incentive Plan.
     Both executives are eligible to participate in any group life insurance, hospitalization, medical, health and accident, dental, disability, or similar plan or program generally made available by TFD to its most senior executives. Messrs. Stutz and Stephan are also eligible to participate in all savings, retirement and similar plans provided by the Company.
     If TFD terminates either executive other than for cause, TFD is obligated under the executive services agreements to pay such executive a severance payment equal to the lesser of twelve months salary or the remainder of the their engagement term, to be paid pursuant to TFD’s then-current payroll practices. All benefits would continue during the severance period.
     Both agreements contain non-competition clauses in effect during the periods of employment and any severance period, as well as non-solicitation and non-interference provisions in effect during the period of employment and the two years following termination of employment. Both executives recognize in their respective employment agreements that any intellectual property created by them during the course of their employment is the property of TFD.
     Employment Agreement — Rich. In November 2009, TFD entered into a written employment agreement with Gerry Rich to join TFD as Vice Chairman, working in partnership with Mssrs. Gill and Sacker to oversee all aspects of our business. Mr. Rich also will be the principal architect of TFD’s new U.S. marketing and distribution operation. Mr. Rich was most recently President of Marketing at Paramount Pictures. Films for which he has overseen marketing campaigns as a senior executive have earned more than $5 billion at the North American box office alone. Mr. Rich’s employment agreement becomes effective March 22, 2010 (subject to the financing contingency described below) for a term of five years. In the interim period, he is serving as a consultant to the Company, advising on the strategy, structure and implementation of our planned marketing and distribution operation and assisting with financing arrangements.
     It is a condition precedent to Mr. Rich’s agreement that the Company shall have raised sufficient additional capital to finance its business plan. The sources of additional capital include the net proceeds of this offering, as well as the additional debt financing that the Company intends to secure as described in “Liquidity and Capital Resources-Future Debt Financing.” If the Company is unable to secure sufficient additional capital through these or other sources, Mr. Rich would have the right to terminate his employment agreement. The agreement does not specify the minimum aggregate amount of additional capital that the Company is required to raise in order to satisfy this contingency. Once this condition is satisfied (or waived by Mr. Rich, in his discretion), the Agreement would become effective on March 22, 2010 for a period of five years.

     Annual base compensation under the terms of his employment agreement is $____ for Mr. Rich. Increases in the annual base compensation can be made in the sole discretion of the Board. Any bonuses are also to be paid in the sole discretion of the Board. The Company has also agreed to issue to Mr. Rich [____] shares of restricted stock under our Equity Incentive Plan which will vest immediately. Subsequent to the Corporate Conversion, Mr. Rich will be eligible to receive additional equity incentive awards under the Equity Incentive Plan.
     Mr. Rich is eligible to participate in any group life insurance, hospitalization, medical, health and accident, dental, disability, or similar plan or program generally made available by TFD to its most senior executives. He is also eligible to participate in all savings, retirement and similar plans provided by the Company.
     If TFD terminates the executive other than for cause, TFD is obligated under the executive services agreements to pay such executive a severance payment equal to the lesser of 24 months salary or the remainder of his engagement term, to be paid pursuant to TFD’s then-current payroll practices. All benefits would continue during the severance period.
     Mr. Rich’s agreement contains non-competition clauses in effect during the periods of employment and any severance period, as well as non-solicitation and non-interference provisions in effect during the period of employment and the two years following termination of employment. The executive recognizes in his respective employment agreements that any intellectual property created by him during the course of his employment is the property of TFD.
     No employment or executive services agreements for the Company’s executive officers are affected by any change of control arrangement.
EQUITY COMPENSATION PLAN INFORMATION
Equity Incentive Plan
     In connection with the Corporate Conversion, we plan to have our Board, Compensation Committee and stockholders approve The Film Department Equity Incentive Plan (the “Equity Incentive Plan”). We have authorized and reserved a total of ____ shares of our common stock for issuance under the Equity Incentive Plan, and subsequent to the Corporate Conversion our executive officers will be eligible to receive grants of incentive awards under the Equity Incentive Plan. We will make appropriate adjustments in the number of authorized shares and other numerical limits in the Equity Incentive Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards that expire or are cancelled or forfeited will again become available for issuance under the Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares, only the net number of shares issued will be deducted from the shares available under the Equity Incentive Plan.
     We may grant awards under the Equity Incentive Plan to our employees, officers, directors, or consultants, or those of any future parent or subsidiary corporation or other affiliated entity. While we may grant incentive stock options only to employees, we may grant nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance shares, performance units, and cash-based awards or other stock-based awards to any eligible participant.
     Only members of the Board of Directors who are not employees at the time of grant will be eligible to participate in the non-employee director awards component of the Equity Incentive Plan. The Board of Directors or the compensation committee will set the amount and type of non-employee director awards to be awarded on a periodic, non-discriminatory basis. Non-employee director awards may be granted in the form of nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock unit awards.
     In the event of a change in control, as described in the Equity Incentive Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the Equity Incentive Plan or substitute substantially equivalent awards. Any awards that are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all non-employee director awards will automatically be accelerated in full. The Equity Incentive Plan also authorizes the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.
     In conjunction with adoption of the Equity Incentive Plan, our Board of Directors has approved a comprehensive policy relating to the granting of stock options, restricted stock awards and other equity-based awards. Under this policy:
•	all stock option grants, restricted stock awards, and other equity based awards, which we collectively refer to as stock-based grants, must be approved by the compensation committee;

•	all stock-based grants will be approved at formal meetings (including telephonic) of the compensation committee;

•	the date for determining the exercise price and similar measurements will be the date of the meeting (or a date shortly after the meeting) or, in the case of an employee, director, or consultant not yet hired, appointed, or retained, respectively, the subsequent date of hire, appointment, or retention, as the case may be;

•	if our Board of Directors implements an annual stock-based grant, the grant will be approved at a regularly scheduled meeting of the compensation committee during the first part of the year, but after the annual earnings release, if any. We believe that coordinating any annual award grant after our annual earnings release, if any, will generally result in this grant being made at a time when the public is in possession of all material information about us;

•	the annual grant to executive officers and directors, if any, will occur at the same time as the annual grant to other employees;

•	we will not intentionally grant stock-based awards before the anticipated announcement of materially favorable news or intentionally delay the grant of stock-based awards until after the announcement of materially unfavorable news; and

•	the compensation committee will approve stock-based grants only for persons specifically identified at the meeting by management.
     In connection with the initial public offering, we plan to issue _____ fully vested and _____ unvested stock options with an exercise price equal to the initial public offering price, and _____ fully vested and _____ unvested shares of restricted stock, to employees and directors under the Equity Incentive Plan.
OUTSTANDING EQUITY AWARDS

Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised	Option
	Options (#)	Options (#)	Exercise Price	Option Exercise
Name	Exercisable	Unexercisable	($)	Date

Mark Gill	—	—	—	—

Neil Sacker	—	—	—	—

Robert Katz	—	—	—	—

Bernd Stephan	—	—	—	—

Daniel Stutz
Board Composition and Election of Directors
     There are no family relationships among any of our directors or executive officers. Our certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time pursuant to a resolution of our Board, but must consist of not less than seven or more than eleven directors. Our Board of Directors currently consists of five members, and there are two vacancies on our Board of Directors.

Director Independence
     Under Rule 4350 of the NASDAQ Marketplace Rules, independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition, NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under NASDAQ Marketplace Rule 4200(a)(15), a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: 1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the public company or any of its subsidiaries; or 2) be an affiliated person of the listed company or any of its subsidiaries.
     In November of 2009, our Board of Directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our Board of Directors has determined that none of Messrs. _____, _____ and _____, representing ___ of our five current directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under NASDAQ Marketplace Rule 4200(a)(15). Our Board of Directors also determined that Messrs. _____, _____ and _____, who comprise our audit committee, satisfy the independence standards for those committees established by applicable SEC rules and the NASDAQ Marketplace Rules. In making this determination, our Board of Directors considered the relationships that each non-employee director has with our Company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence.
Director Compensation
     To date, we have not paid our directors any compensation for their services in that capacity. We do reimburse our non-employee directors for all reasonable expenses incurred by them to attend board and committee meetings.
     Following the consummation of this offering, our non-employee directors will receive annual cash compensation in the amount of $5,000. Chairs of each of the Audit, Compensation and Nominating Committees will receive additional cash compensation of $5,000 annually. We will continue to reimburse our non-employee directors for all reasonable expenses incurred by them to attend board and committee meetings.
Board Committees
Audit Committee
     Upon the completion of this offering, we expect to have an audit committee, consisting of [                    ] (Chair), [                    ] and [                    ]. [                     ] qualify as independent directors under the applicable NASDAQ corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Following this offering, our Board will determine which member of our audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.
     The purpose of the audit committee will be to assist our Board in overseeing and monitoring (i) the quality and integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm’s qualifications and independence, (iv) the performance of our internal audit function and (v) the performance of our independent registered public accounting firm.
     Our Board will adopt a written charter for the audit committee which will be available on our website upon the completion of this offering.

Compensation Committee
     Upon the completion of this offering, we expect to have a compensation committee, consisting of [                    ] (Chair), [                    ] and [                    ]. The purpose of the compensation c ommittee will be to assist our Board in discharging its responsibilities relating to (i) setting our compensation program and compensation of our executive officers and directors, (ii) monitoring our incentive and equity-based compensation plans and (iii) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
     Our Board will adopt a written charter for the compensation committee which will be available on our website upon the completion of this offering.
Nominating Committee
     Upon the completion of this offering, we expect to have a nominating committee, consisting of [                    ] (Chair), [                    ] and [                    ]. The purpose of our nominating commit tee will be to assist our Board in discharging its responsibilities relating to (i) developing and recommending criteria for selecting new directors and (ii) screening and recommending to the Board individuals qualified to become executive officers.
     Our Board will adopt a written charter for the nominating committee which will be available on our website upon completion of this offering.
Compensation Committee Interlocks and Insider Participation
     We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.
COMPENSATION DISCUSSION AND ANALYSIS
Overview
     The purpose of this compensation discussion and analysis is to provide information about each material element of compensation that we pay or award to, or that is earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer, and our three other most highly compensated executive officers. For our 2008 fiscal year, our named executive officers were:
•	Mark Gill, our Chief Executive Officer;

•	Neil Sacker, our Vice Chairman and Chief Operating Officer;

•	Robert Katz, our President of Production;

•	Bernd Stephan, our Chief Financial Officer; and

•	Daniel Stutz, our Executive Vice President, Business and Legal Affairs.
     In addition, we anticipate that Gerry Rich, upon joining the Company as Vice Chairman, will be a named executive officer for our 2010 fiscal year.
Philosophy of Executive Compensation Programs
     Our Board has historically been responsible for the administration and oversight of our executive compensation programs. Following this offering, we will have a compensation committee to whom this responsibility will be delegated.
     Our overall executive compensation objective is to provide a comprehensive plan that encourages our executive officers to focus on our strategic business initiatives, financial performance objectives and the creation and maintenance of equity value. The following are the principal objectives of our executive compensation program:
•	attract, retain, and motivate superior management talent critical to our long-term success with compensation that is competitive within the marketplace;

•	ensure compensation levels reflect our internal value and future potential of each executive and the achievement of outstanding individual results;

•	link executive compensation to the creation and maintenance of our long-term equity value;

•	promote equity ownership by executives in order to align their interests with the interests of our equity holders; and

•	ensure that incentive compensation is linked to the achievement of specific financial and strategic objectives, which are established in advance and approved by the Board.
Compensation Determination Process
     Prior to this offering, we have been a private company with a relatively small number of stockholders, and we have not been subject to exchange listing requirements requiring us to have a majority independent board or to exchange or SEC rules relating to the formation and functioning of board committees, including audit, nominating, and compensation committees. As such, most, if not all, of our compensation policies, and determinations applicable to our named executive officers, have been the product of negotiation between our named executive officers and our Board. Following this offering, we will have a compensation committee that will be responsible for making all such determinations.
     In the past, our Board took into account a number of variables, both quantitative and qualitative, in making its determinations regarding the appropriate level of compensation. Generally, the named executive officers’ compensation was determined based on the Board’s assessment of our overall performance and the individual performance of the named executive officer, as well as the Board’s experience and general market knowledge regarding the competitiveness of compensation and the employment agreements of the executive officers. During 2008, the Board did not retain the services of any external compensation consultant.
     Mr. Gill, our Chairman, Chief Executive Officer and Director, and Mr. Sacker, our Vice Chairman, Chief Operating Officer and Director, participated in discussions and deliberations of the Board regarding executive compensation. Our Chief Financial Officer, Bernd Stephan, also attended the Board meetings and participated as required. Any discussion by the Board regarding specific compensation for Mr. Gill or Mr. Sacker or other named executive officers was conducted by the Board in executive session without such persons in attendance.
     Following the completion of this offering, we intend to make annual awards of equity-based incentives to our employees, including our named executive officers, under the Equity Incentive Plan. We have reserved an aggregate of ___ shares of common stock under our Equity Incentive Plan of which an aggregate of ___ shares of common stock will remain available for future awards after giving effect to the conversion of Class H units into shares in connection with the Corporate Conversion. See “—Equity Incentive Plan.” We also intend to review, and may engage a compensation consultant to assist us in evaluating, the elements and levels of our executive compensation, including base salaries, bonus payments and annual equity-based incentives for our named executive officers.
Compensation Elements
     We provide different elements of compensation to our named executive officers in a way that the Board believes best promotes our compensation objectives. Consistent with the philosophy that compensation to the executive officers should be aligned closely with our short and long-term financial performance, a portion of executive compensation is “at risk” and is tied to the attainment of previously established operational and financial goals. However, the Board also believes that it is prudent to provide competitive base salaries and other benefits to attract and retain the appropriate management talent in order to achieve our strategic objectives. Accordingly, we provide compensation to our named executive officers through a combination of the following:
•	base salary;

•	annual cash bonus opportunities;

•	long-term equity based incentives; and

•	benefits and executive perquisites.
     Additional detail regarding each of these elements is discussed below.

Base Salaries
     Annual base salaries reflect the compensation for an executive’s ongoing contribution to the performance of his or her functional area of responsibility with us. We believe that base salaries must be competitive based upon the executive officers’ scope of responsibilities and market compensation of similarly situated executives. Other factors such as internal consistency and comparability are also considered when establishing a base salary for a given executive. The Board utilized the experience, market knowledge and insight of its members in evaluating the competitiveness of current salary levels.
     Historically, executives were generally entitled to annual raises and bonuses based on their ingoing contracts. Those contracts have now been amended such that all raises and bonuses are to be granted at the sole discretion of the Board, based upon the Board’s assessment of each executive officer’s individual performance and our overall budgetary guidelines. In addition, the Board may adjust base salaries in connection with promotions or increased responsibilities or to maintain competitiveness within the market. In 2008, the annual base salaries of all of our named executive officers were unchanged from 2008 annual base salary levels.
Annual Cash Bonus Compensation
     We provide cash bonuses, which are at-risk, to recognize and reward our named executive officers with cash payments above base salary based on our success in a given year. In the past, we have awarded bonuses based on pre-negotiated amounts. Our policy beginning in 2009 was to eliminate any specific pre-negotiated bonus payment amounts and instead to award bonuses on a discretionary basis. We currently do not follow a formal bonus plan tied to specific financial and non-financial objectives.
     The determination of the bonus payment amounts is subject to the discretion of our Board after considering the individual executive officer’s individual performance (which may include specific objectives), as well as our Board’s and senior management’s assessment of our past and future performance, including, but not limited to, subjective assessments of our operational performance during the performance year and the position of our Company for the achievement of acceptable financial performance in the subsequent year. To the extent that specific objectives have been by management, they may vary from year to year and from one executive officer to another, but they generally relate to operational improvements that are within the individual executive officer’s area of responsibility, our strategic goals and enhancement of leadership and management skills. These objectives are typically qualitative objectives, and the Board applies its business judgment in assessing the extent to which the individual executive officers have met their objectives. The Board does not use any specific formulae in determining discretionary bonus payments or assign any particular relative weightings to the various factors it considers in determining payment amounts but generally makes its determination by first considering the extent of the executive officers’ achievement of their individual objectives and then by taking into account the various factors related to the assessment of our performance described above.
Long Term Incentive Compensation
     In the past, the Board provided equity incentive awards to executive officers from time to time in order to directly align their interests with the long term interests of the equity holders of TFD Holdings. Prior to giving effect to the Corporate Conversion, our total equity comprised four classes of membership units: Class B units, Class G units, Class J units and Class H units. The Class H units were management equity incentive units. The Class H units generally vest 20% per year.
     In connection with the Corporate Conversion, each outstanding Class H unit will be automatically converted into shares of our common stock. The shares of common stock that will be issued in respect of any Class H units that remain unvested at the time of the Corporate Conversion will be restricted and, accordingly, will be subject to the same vesting schedule that previously applied to the corresponding Class H units. In addition, any unvested restricted shares received in the Corporate Conversion will be generally forfeited by a holder without consideration as a result of his or her termination of employment; provided, however, unless the holder’s employment is terminated for cause, the holder will be entitled to reimbursement by us for any U.S. federal or state income taxes paid by the holder with respect to the fair market value of the corresponding Class H units from which such forfeited shares were converted in connection with the Corporate Conversion as of the grant date of such corresponding Class H units as reported by the holder pursuant to his or her election under Section 83 of the Code.
     In connection with the Corporate Conversion, we plan to have our stockholders the Equity Incentive Plan, so that we can continue to provide our named executive officers and other key service providers with equity-based long-term incentives. See “—Equity Incentive Plan.”

Benefits and Executive Perquisites
     We also provide certain other benefits described below to our employees, including the named executive officers, which are not tied to any performance criteria and are intended to be part of a competitive compensation program. These benefits are intended to support our compensation objectives related to the attraction and retention of superior management talent and to ensure that our executives remain appropriately focused on their job responsibilities without unnecessary distraction.
Retirement Benefits
     Substantially all of the salaried employees, including our named executive officers, are eligible to participate in our 401(k) savings plan. Employees are permitted to defer a portion of their income under the 401(k) plan. At the discretion of the Board, we may match employee contributions up to 3% of the employee’s annual base salary, or $6,900, whichever is lower, subject to annual limits established under the Internal Revenue Code. The Board authorized such maximum discretionary amount as a match on employees’ 401(k) Plan contributions for 2008, including the named executive officers. Employee and Company matching contributions are fully vested immediately. Participants may receive distribution of their 401(k) accounts any time after their service with us ceases.
Defined Contribution Plan
     All of the salaried employees, including our named executive officers, are eligible to participate in our defined contribution plan. The plan satisfies the requirements of 401(a) Internal Revenue Code in order to provide retirement and other incidental benefits to our employees. At the discretion of the Board, we may make a contribution of $1,400 per qualifying employee each year. Employee sponsored voluntary contributions are not permitted for all employees other than the Chief Executive Officer and Chief Operating Officer. The Board authorized the first contribution of $1,400 for each qualifying employee in 2008. No contribution has yet been made for 2009. Company matching contributions are fully vested immediately. Participants may receive distribution of their defined contribution accounts any time after their service with us ceases. This plan will also be made available to Gerry Rich.
Other Benefits
     All executive officers, including the named executive officers, are eligible for other benefits from us including: medical, dental, and life insurance. The named executive officers are also entitled to paid leave during the year at various amounts based upon the executive’s position within the Company and length of service.
Perquisites
     The Company does not provide any auto allowance, health club reimbursement, financial planning reimbursement, relocation payments, or club dues.
Severance Arrangements
     The Board believes that severance arrangements are necessary to attract and retain the talent necessary for our long-term success. Accordingly, our named executive officers are entitled, under their employment agreements with us, to cash and certain other benefits in the event their employment is terminated under certain circumstances. See the description of these arrangements under “Potential Payments Upon Termination or Change-In-Control—Summary of Severance Arrangements.”
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     The Film Department CEO Mark Gill is married to screenwriter Hanna Weg. The Company has engaged her for writing services on Orders to Kill for a combined total of $150,000 and The Peak for a combined total of $100,000. The Company has also optioned from the producers (but not paid Ms. Weg) a script written by Ms. Weg starring Keira Knightley, The Beautiful and the Damned. Additional contingent compensation may be payable on each of these projects as part of the budget of each film should any of these pictures be greenlit, financed and produced by The Film Department.
Related Person Transaction Approval Policy
     Prior to the completion of this offering, our Board will adopt a written statement of policy for the review, approval and monitoring of transactions involving us and “related persons.” For the purposes of the policy, “related persons” will include executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent (5%) or more of our outstanding common stock.

     Our related person transaction approval policy will require:
•	that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person transaction,” and any material amendment or modification to a related person transaction, be reviewed and approved or ratified by any committee of the Board composed solely of independent directors who are disinterested or by the disinterested members of the Board; and

•	that any employment relationship or transaction involving an executive officer and any related person must be approved by the compensation committee of the Board or recommended by the compensation committee to the Board for its approval.
     In connection with the review and approval or ratification of a related person transaction:
•	management must disclose to the committee or disinterested directors, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent it is required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•	management must advise the committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act.
     In addition, the related person transaction policy provides that the Committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, NASDAQ and the Internal Revenue Code.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT
     Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on [___] shares of common stock outstanding after giving effect to our conversion from a limited liability company to a corporation, and [___] shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares, or [___], assuming full exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.
     The following table sets forth information regarding the beneficial ownership of our common stock by each person, or group of affiliated persons, whom we know beneficially owns more than five percent of our outstanding common stock securities immediately prior to the completion of this offering, but after giving effect to our conversion from a limited liability company to a corporation.
     For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

				Common Stock		Common Stock
				Beneficially		Beneficially
	Common Stock			Owned After This		Owned After This
	Beneficially Owned			Offering Without		Offering With
Name and Address	Before This Offering		Common Stock	Exercise of Option		Exercise of Option
of Beneficial Owner	Number	Percent	Offered Hereby	Number	Percent	Number	Percent

H&W Movie Partners, LLC 2701 Camelback Road, Suite 180 Phoenix, AZ 85016

Sandeman, Ltd. MBC Building No. 3 P.O. Box 72627 Dubai Media City Dubai, United Arab Emirates Attn: Sheikh Waleed Al Ibrahim Attn: Stephanie Holden

Silver Haze Partners III, L.P. 1356 Beverly Road, Suite 200 McLean, VA 22101 Attn Zeid Masri
     The following table sets forth information regarding the beneficial ownership of our common stock by each of our directors and each of the executive officers identified in the Summary Compensation Table set forth under “Executive Compensation” and our directors and executive officers as a group immediately prior to the completion of this offering, but after giving effect to our conversion from a limited liability company to a corporation.

				Common Stock		Common Stock
				Beneficially		Beneficially
	Common Stock			Owned After This		Owned After This
	Beneficially Owned			Offering Without		Offering With
Name and Address of	Before This Offering		Common Stock	Exercise of Option		Exercise of Option
of Beneficial Owner	Number	Percent	Offered Hereby	Number	Percent	Number	Percent
Mark Gill
Neil Sacker
Robert Katz
Bernd Stephan
Daniel Stutz
Bert Hayenga
David Larcher
Philip G. Hubbard
All executive officers and directors as a group

DESCRIPTION OF CAPITAL STOCK
AND RELATED SHAREHOLDER MATTERS
     The following is a description of the material provisions of our capital stock, as well as other material terms of our articles of incorporation and bylaws as they will be in effect as of the consummation of the offering. This description is only a summary. You should read it together with our articles of incorporation and bylaws, which are incorporated as exhibits to the registration statement of which this prospectus is part.
General
     As of [Date], 2009, our total authorized capital stock consisted of [___] shares of common stock, par value $[___] per share and [___] shares of preferred stock. As of [Date], 2009, [___] shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. As of [Date], 2009, options to purchase [___] shares of common stock were outstanding.
Common Stock
     Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.
     Dividend Rights. Holders of common stock are entitled to receive dividends ratably if, as and when dividends are declared from time to time by our Board out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. The amounts available to us to pay cash dividends may be restricted by our subsidiaries’ debt agreements. Our credit facilities may impose restrictions on our ability to declare dividends with respect to our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board may deem relevant.
     Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and liquidation preferences on any outstanding preferred stock.
     Other Matters. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
Preferred Stock
     Our certificate of incorporation authorizes our Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•	the designation of the series;

•	the number of shares of the series, which our Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws
     Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Staggered Board
     Our certificate of incorporation provides that our Board elections will be staggered, such that approximately one-third of our Board will be elected each year. The staggering will have the effect of making it more difficult for stockholders to change the composition of our Board. Our certificate of incorporation and the bylaws provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the Board, but must consist of not less than seven or more than eleven directors.
Business Combinations
     We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•	prior to such time, our Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our Board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
     Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.
     Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our Board because the stockholder approval requirement would be avoided if our Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Conflicts of Interest
     Under the “corporate opportunity doctrine,” in certain circumstances our directors, officers and stockholders may have a duty to present to us matters that come before them that are within our line of business or would be deemed of interest to us. Pursuant to our restated certificate of incorporation, we have renounced any such duty with respect to our non-employee directors except where such matters are presented to them solely in their capacities as our directors. Under the Delaware General Corporation Law, a company is permitted to renounce or waive its right to corporate opportunities. An example of when the corporate opportunity waiver could be applicable is in the event that a non-employee director was approached by a company that would like to be acquired, and which is engaged in a line of business that relates to our business. Under Delaware law, a director may, under certain circumstances, be obligated to present this kind of opportunity to the corporation for which they serve as a director. With the waiver set forth in our restated certificate of incorporation, we have eliminated uncertainty about this kind of question, and our non-employee directors would not have any obligation to present any such opportunities to us. Our non-employee directors would be free to pursue any such opportunities themselves, or to present them to another company, without notifying us or giving us any ability to participate. We chose to waive these rights in order to attract and retain highly qualified individuals to our Board of Directors who might be affiliated with venture funds or other investment entities that are likely to invest in other companies that may be presented with opportunities similar to those that might be deemed of interest to us. Since all of our non-employee directors are active investors or serve on the boards of directors of other companies, our Board of Directors desired to avoid any uncertainty as to their duties to the company with respect to corporate opportunities. In addition, our Board of Directors considered the effect of not having the waiver in place on recruiting new directors and concluded that it would be more difficult to recruit new directors without the waiver
Removal of Directors; Vacancies
     Our certificate of incorporation and bylaws provide that directors may be removed only for cause as defined in the Company’s bylaws upon the affirmative vote of holders of at least 50% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our bylaws also provide that, except as set forth in the stockholders agreement, any vacancies on our Board will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.
No Cumulative Voting
     The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.
Calling of Special Meetings of Stockholders
     Our certificate of incorporation provides that special meetings of our stockholders may be called at any time by the Chairman of the Board, the Board or a committee of the Board which has been designated by the Board or by a majority of the stockholders.
Stockholder Action by Written Consent
     The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation precludes stockholder action by written consent.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
     Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
     Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year’s annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Supermajority Provisions
     The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions in the certificate of incorporation and bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our common stock entitled to vote in the election of directors, voting together as a single class:
•	staggered board (the election and term of our directors);

•	the provisions regarding entering into business combinations with interested stockholders;

•	the ability to call a special meeting of stockholders being vested solely in our Board, a committee of our Board (if duly authorized to call special meetings), and the Chairman of our Board;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.
     In addition, our certificate of incorporation grants our Board the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.
Limitations on Liability and Indemnification of Officers and Directors
     The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:
•	for breach of the duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends or stock repurchases); or

•	for transactions from which the director derived improper personal benefit.
     Our certificate of incorporation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly obligated to advance certain expenses (including attorneys’ fees and disbursements and court costs) and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
     The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
     There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc.
     We intend to apply for listing on the NASDAQ Global Market under the symbol “TFD.”

UNDERWRITING
     We and the representatives, on behalf of the underwriters, Girard Securities, Inc., d/b/a IPO Solutions, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, the underwriters have agreed to purchase the number of shares indicated in the following table.
     Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
     We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
Commissions and Discounts
     The representatives have advised us that the underwriters propose initially to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[___] per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $[___] per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
     The following table shows the per share and total underwriting discounts and commissions we and the selling shareholder will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase [___] additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

		Without Over-	With Over-
	Per Share	allotment Option	allotment Option
Public offering price
Underwriting discounts and commissions Proceeds to us, before expenses
     The expenses of the offering that are payable by us, excluding underwriting discounts and commissions, are estimated to be approximately $[                    ].
Over-allotment Option to Purchase Additional Shares; Underwriters’ Warrants
     We have granted an over-allotment option to the underwriters to purchase up to [                    ] additional shares at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the table above.
     Upon the closing of this offering, we have agreed to sell to the Underwriters warrants to purchase up to [___] shares of our common stock. The warrants will be exercisable at a per share exercise price equal to 110% of the public offering price, subject to standard anti-dilution adjustments for stock splits and similar transactions, and will expire five years from the date of this prospectus. The warrants and underlying shares are deemed by FINRA to be underwriting compensation in connection with this offering. In addition, unless an exemption is available, these securities will be subject to lock-up restrictions. The lock-up restrictions provide that the warrants and underlying shares shall not be sold during this offering or sold or transferred (except to the selling group members and executive officers of the underwriters and selling group members) nor can they be assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the warrants or underlying shares by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of this offering.
No Sales of Similar Securities
     We, all of our directors and executive officers, and all holders of more than 5% of our outstanding stock have agreed that, without the prior written consent of each of the representatives on behalf of the underwriters, we and they will not directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock or any securities that may be converted into or exchanged for any common stock, enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, make any demand for or exercise any right or file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities or publicly disclose the intention to do any of the foregoing for a period of 180 days from the closing date of this offering other than permitted transfers.
Offering Price Determination
     Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:
•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.
Discretionary Sales
     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.
Price Stabilization, Short Positions and Penalty Bids
     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling shareholder in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
     Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market.
     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters represent that the representatives will engage in these stabilizing transactions or that any transaction, once commenced will not be discontinued without notice.

Other Relationships
     Certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and/or our affiliates. In particular, certain of the underwriters or their affiliates are lenders under our senior secured credit facilities. They have received, or may in the future receive, customary fees and commissions for these transactions.
Electronic Distribution
     In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers. These underwriters may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus supplement may be made available on the Internet web site maintained by certain underwriters. Other than any prospectus in electronic format, the information on an underwriter’s Internet website is not part of this prospectus.

SHARES ELIGIBLE FOR FUTURE SALE
     Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of equity securities.
     Upon the closing of this offering, we will have outstanding an aggregate of [___] shares of common stock, after giving effect to the issuance of an aggregate of [___] shares of common stock in this offering and assuming no exercise by the underwriters of their over-allotment option and no exercise of the Underwriters’ Warrants.
Rule 144
     In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.
     Under Rule 144, a person generally may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:
•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.
     Approximately [___] shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale immediately upon the closing of this offering.
     Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding, which will equal approximately [___] shares immediately after this offering; and

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.
     Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
     Upon expiration of the 180-day lock-up period described below, [___] additional shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.
Rule 701
     In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement entered into before the effective date of this offering is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144.

Lock-up Agreements
     We, all of our directors and executive officers and existing holders of substantially all of our outstanding stock have agreed that, without the prior written consent of the representatives of the underwriters, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the closing date of this offering.
     Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.
Registration Statement on Form S-8
     We intend to file one or more registration statements on Form S-8 under the Securities Act covering up to [___] shares of common stock reserved for issuance under our Equity Incentive Plan. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or are otherwise subject to the lock-up agreements and manner of sale and notice requirements that apply to affiliates under Rule 144 described above.
VALIDITY OF COMMON STOCK
     The validity of the shares of common stock offered hereby has been passed upon for us by Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona. The Law Office of Gary A. Agron is acting as counsel for the underwriters in connection with certain legal matters relating to the shares of common stock offered hereby.
EXPERTS
     The consolidated financial statements of The Film Department as of December 31, 2008 and 2007, and for the year ended December 31, 2008 and the period from inception May 22, 2007 to December 31, 2007, appearing in this prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent registered accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly, current and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following location of the SEC:
Public Reference Room
100 F Street, NE
Washington, D.C. 20549
     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov.
     We have filed a registration statement on Form S-1 with the SEC that covers the sale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.
Important Notice About the Information Presented in this Prospectus
     You should rely only on the information provided in this prospectus. We have not authorized anyone to provide you with different information. The Film Department is not offering to sell, or seeking offers to buy, the shares in any state where offers or sales are not permitted. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.
     This prospectus contains market data and industry forecasts that were obtained from industry publications, third-party market research and publicly available information. These publications generally state that the information contained therein has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. While we believe that the information from these publications is reliable, we have not independently verified and make no representation as to the accuracy of such information.

THE FILM DEPARTMENT HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements (audited)

Independent Auditors’ Report	F-2
Consolidated Balance Sheets as of December 31, 2008 and 2007	F-3
Consolidated Statements of Operations and Comprehensive Loss for the Year Ended December 31, 2008 and for the Period from Inception, May 22, 2007 to December 31, 2007	F-4
Consolidated Statements of Members’ Deficit as of December 31, 2008 and 2007	F-5
Consolidated Statements of Cash Flows for the Year Ended December 31, 2008 and for the Period from Inception, May 22, 2007 to December 31, 2007	F-6
Notes to Consolidated Financial Statements	F-8

Index to Consolidated Financial Statements (unaudited)

Consolidated Balance Sheet as of September 30, 2009	F-22
Consolidated Statements of Operations for the Nine Months Ended September 30, 2008 and 2009	F-23
Consolidated Statements of Members’ Deficit as of September 30, 2009	F-24
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2008 and 2009	F-25
Notes to Unaudited Consolidated Financial Statements	F-27

INDEPENDENT AUDITORS’ REPORT
Board of Directors
The Film Department Holdings LLC
West Hollywood, California
We have audited the accompanying consolidated balance sheets of The Film Department Holdings LLC (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, members’ deficit, and cash flows for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Film Department Holdings LLC at December 31, 2008 and 2007 and the results of its operations and its cash flows for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12 to the consolidated financial statements, the Company has a members’ deficit of $19,929,130 as of December 31, 2008, and has suffered recurring losses from operations. The Company was unable to pay a scheduled quarterly interest payment on June 30, 2009 under the Second Lien Notes, and in addition, the Company was unable to fully fund a required reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 12. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/s/ BDO Seidman, LLP
Los Angeles, California

March 9, 2009, except for Note 12,
as to which the date is November 24, 2009

The Film Department Holdings LLC
CONSOLIDATED BALANCE SHEETS

December 31,	2008	2007

Assets
Cash and cash equivalents	$13,730,069	$6,881,993
Restricted cash and cash equivalents	3,891,388	6,302,911
Short-term investments	10,350,000	31,857,649
Accounts receivable, net	3,560,227	129,093
Prepaid expenses	374,719	88,548
Property and equipment, net	319,536	441,953
Development costs, net	1,687,997	292,966
Capitalized film costs, net	24,398,696	—
Deposits and other assets	600,785	111,843
Debt issuance costs, net	5,716,811	6,924,117

Total assets	$64,630,228	$53,031,073

Liabilities, Redeemable Member Units and Members’ Deficit

Liabilities
Accounts payable	$—	$67,530
Accrued expenses and other liabilities	1,208,256	1,080,179
Deferred revenue	3,373,331	—
Warrant liability	2,435,215	2,435,215
Senior Revolving Borrowing Base Credit Facility	10,372,751	—
Second Secured Lien Notes, net of discount	34,428,234	30,896,663

Total liabilities	51,817,787	34,479,587

Commitments and Contingencies (Note 11)

Redeemable member units	32,741,571	24,506,313

Members’ deficit	(19,929,130)	(5,954,827)

Total liabilities, redeemable member units and members’ deficit	$64,630,228	$53,031,073

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Period from
		Inception,
	Year Ended	May 22, 2007,
	December 31,	to December 31,
	2008	2007

Revenues	$—	$—

Expenses
Salaries and fringe benefits	5,822,920	2,388,149
Marketing expenses	614,981	239,669
Professional services	506,940	207,017
Rent and building expense	392,678	153,970
Depreciation and amortization	170,549	60,695
Travel and entertainment	168,527	50,992
Insurance expense	122,029	84,336
Telephone	73,567	59,750
Office expenses	111,911	159,186
Dues and subscriptions	31,073	22,047
Allowance for abandoned development projects	26,442	168,289

Total expenses	8,041,617	3,594,100

Loss from operations	(8,041,617)	(3,594,100)

Other (expense) income
Interest expense	(6,562,816)	(3,161,055)
Interest income	706,819	1,125,221
Investment loss	(451,711)	—
Other income (expense)	246,249	(6,601)

Net loss	(14,103,076)	(5,636,535)

Unrealized investment loss	—	(259,869)

Comprehensive loss	$(14,103,076)	$(5,896,404)

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC
CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIT

	Other		Total
	Comprehensive	Accumulated	Members’
	Loss	Deficit	Deficit

Balance, May 22, 2007 (date of inception)	$—	$—	$—
Unrealized loss on available-for-sale securities	(259,869)	—	(259,869)
Deemed dividend — accretion of Class B redeemable units	—	(58,423)	(58,423)
Net loss for the period ended December 31, 2007	—	(5,636,535)	(5,636,535)

Balance, December 31, 2007	(259,869)	(5,694,958)	(5,954,827)
Realized loss on available-for-sale securities	259,869	—	259,869
Deemed dividend — accretion of Class B redeemable units	—	(131,096)	(131,096)
Net loss for the year ended December 31, 2008	—	(14,103,076)	(14,103,076)

Balance, December 31, 2008	$—	$(19,929,130)	$(19,929,130)

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Period from
		Inception,
	Year Ended	May 22, 2007,
	December 31,	to December 31,
	2008	2007

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net loss	$(14,103,076)	$(5,636,535)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,560,639	751,940
Allowance for abandoned development costs	26,442	168,289
Unit-based compensation	460,000	394,000
Changes in operating assets and liabilities:
Accounts receivable	(3,431,134)	—
Prepaid expenses	(286,171)	(217,641)
Development costs	(1,421,473)	(461,255)
Film costs	(24,398,696)	—
Deposits and other assets	(488,942)	(111,843)
Accounts payable	(67,530)	67,530
Accrued expenses and other liabilities	128,077	1,080,179
Deferred revenue	3,373,331	—
Accrued interest on notes payable	3,348,787	2,105,703

Net cash used in operating activities	(35,299,746)	(1,859,633)

Cash flows from investing activities
Restricted cash and cash equivalents	2,411,523	(6,302,911)
Sales of short-term investments	21,767,518	—
Purchases of short-term investments	—	(32,117,518)
Purchases of property and equipment	(48,132)	(502,648)

Net cash provided by (used in) investing activities	24,130,909	(38,923,077)

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

		Period from
		Inception,
	Year Ended	May 22, 2007,
	December 31,	to December 31,
	2008	2007

Increase (Decrease) in Cash and Cash Equivalents (Continued)

Cash flows from financing activities
Principal borrowings on Second Secured Lien Notes	—	30,000,000
Proceeds from Senior Revolving Borrowing Base Credit Facility	10,372,751	—
Debt issuance costs	—	(6,534,727)
Issuance of Class B redeemable units	7,644,162	25,000,000
Class B redeemable units issuance costs	—	(800,570)

Net cash provided by financing activities	18,016,913	47,664,703

Net increase in cash and cash equivalents	6,848,076	6,881,993

Cash and cash equivalents, beginning of period	6,881,993	—

Cash and cash equivalents, end of period	$13,730,069	$6,881,993

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$1,761,440	$365,556

Supplemental non-cash financing activity
Units and warrants issued for financing services rendered	$250,000	$2,685,215

See accompanying notes to consolidated financial statements.

The Film Department Holdings LLC
Notes To The Consolidated Financial Statements
1. Description of Business
     Company Overview
     The Film Department Holdings LLC (“Holdings”) was formed as a Delaware limited liability company on May 22, 2007. Holdings is the parent of a wholly-owned subsidiary, The Film Department LLC (“LLC”), a Delaware limited liability company that was formed on July 27, 2006 (collectively the “Company”). The Company commenced its operations on June 27, 2007, in accordance with its Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) executed on June 8, 2007. At formation, the Company issued 25,000 Class B Units with a par value of $1,000 per Unit to various investors and in exchange received funding of $25,000,000 in cash from its members (see Note 10). The Company is governed by the terms of the Operating Agreement, dated June 8, 2007.
     On June 27, 2007, the Company also raised $30,000,000 in operating capital through the issuance of Second Secured Lien Notes (see Note 7) and implemented a Senior Revolving Borrowing Base Credit Facility for $140,000,000 (see Note 8).
     The Company is an independent movie finance, production and international sales company. The Company intends to finance and produce four to six films per year. The Company makes star-driven, commercial pictures at the high end of every genre aimed at a worldwide audience (notably thrillers, romantic comedies, dramas, psychological thrillers and action films).
     For the year ended December 31, 2008, cash flows from operating activities was not sufficient to support its operations. As of December 31, 2008 and 2007, the Company had incurred a net loss of $14,103,076 and $5,636,535, respectively, and an accumulated members’ deficit of $19,929,130 and $5,954,827, respectively. Also, the Company had Events of Default under the Senior Credit Facility and Securities Purchase Agreement. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.
     While the Company continues to produce new film assets, adverse changes in market conditions or limits on the Company’s ability to obtain financing could limit the Company’s production of new films. The impact of such eventualities could influence future operations of the Company. See Note 12 for Going Concern matters.
2. Summary of Significant Accounting Policies
     Basis of Presentation
     The consolidated financial statements include the consolidated accounts of The Film Department Holdings LLC and its wholly owned subsidiary, The Film Department LLC and LLC’s wholly owned subsidiaries, The Film Department Literary Acquisitions, LLC, The Film Department International, LLC, AF Productions, Inc., Rebound Distribution, LLC, LAC Films, LLC and The Film Department Music, LLC. All intercompany balances and transactions have been eliminated in consolidation.
     Revenue Recognition
     Revenue from the sales or licensing of films is recognized upon meeting all recognition requirements of AICPA Statement of Position 00-2 “Accounting by Producers or Distributors of Films” (“SOP 00-2”). These requirements are a) persuasive evidence of a sale or licensing arrangement with a customer exists, b) the film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery, c) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, d) the arrangement fee is fixed or determinable, and e) collection of the arrangement fee is reasonably assured. As of December 31, 2008 and 2007, the Company has not yet produced any films that would meet all of the above-stated requirements and, thus, did not record revenue in 2008 and 2007 for any of its films.
     Cash payments received in advance are recorded as deferred revenue until all the conditions of revenue recognition have been met. As of December 31, 2008 and 2007, the Company recorded deferred revenue totaling $3,373,331 and $0, respectively.

     Cash and Cash Equivalents
     Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value.
     The Company places its cash and cash equivalents with major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). At December 31, 2008 and 2007, the Company had cash balances on deposit with banks, which exceeded the balance insured by the FDIC in the amount of $2,893,448 and $12,869,904, respectively.
     Restricted Cash and Cash Equivalents
     The Company’s Senior Revolving Borrowing Base Credit Facility requires the establishment of an “Overhead Reserve Account,” an “Interest Reserve Account,” and a “Collection Account,” which are reflected as restricted cash and cash equivalents in the accompanying consolidated balance sheet. Restricted cash and cash equivalents include cash on deposit with financial institutions in demand accounts, savings accounts and short-term certificates of deposits.
     The Company may draw down on the restricted cash and cash equivalents held in the Overhead Reserve Account on a quarterly basis during the first twelve months of operation by an amount equal to (i) $5,500,000 multiplied by (ii) actual overhead expenses paid during such quarterly period, divided by the aggregate overhead allocation for the first twelve months of operation set forth in the operating budget, however, the Overhead Reserve shall not be reduced to less than $3.0 million from the first anniversary up to one year prior to June 27, 2013. Thereafter, the Company can draw down up to $3.0 million, and thereafter, the Company can draw down an amount as designated by the Administrative Agent (see Note 8) for the Senior Revolving Borrowing Base Credit Facility, which shall not be more than $3.0 million.
     The required balance for the Interest Reserve Account as of December 31, 2008 and 2007 was $4,257,539 and $4,424,063, respectively, which represents an amount equal to not less than 12 months of projected interest expense in respect of the outstanding principal amount of the Second Secured Lien Notes (see Note 7) (including any interest paid by being added to the then outstanding principal balance thereof).
     As of December 31, 2008 and 2007, the balance in the Interest Reserve Account was $0. Subsequent to year-end, the Company funded the required amount of $4,257,539 into the Interest Reserve Account on January 26, 2009.
     Short-Term Investments
     Short-term investments and securities held for sale consist of corporate, state and municipal securities with readily determinable fair market values and original maturities of twelve months, or less. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such marketable securities represent the investment of cash that is available for current operations.
     Fair Value Accounting
     Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 does not require any new fair value measurements; rather, it defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosures about fair value measurements.
     The adoption of SFAS 157 for the Company’s financial assets and liabilities did not have a material impact on the financial position or operating results for the current year.
     Beginning January 1, 2008, financial assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by SFAS 157, are as follows:

Level Input	Input Definition

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
     The following table summarizes fair value measurements by level at December 31, 2008 for assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total

Cash and cash equivalents	$13,730,069	$—	$—	$13,730,069

Marketable securities:
Auction rate securities	—	10,350,000	—	10,350,000

Total assets	$13,730,069	$10,350,000	$—	$24,080,069

Warrant liabilities	$—	$—	$2,435,215	$2,435,215

Total liabilities	$—	$—	$2,435,215	$2,435,215

     See Note 3 — Short-Term Investments for additional information on the Company’s auction rate securities, including a description of the securities and underlying collateral.
     There were no changes or transfers in or out of the Level III category for the year ended December 31, 2008.
     The warrant liabilities are being marked to market each reporting date until they are settled. The warrants are valued based on the price paid for the Class B redeemable units (see Notes 9 and 10) and adjusted for the order of expected future distributions of the Company.
     Property and Equipment
     Property and equipment is recorded at historical cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of three years. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is included in income. The costs of normal maintenance and repairs are charged to expense when incurred.
     In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. There was no impairment recorded for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007.
     Film Costs
     Film costs are capitalized in accordance with AICPA Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”). Film costs represent capitalized costs for the production of films and other entertainment projects. These costs will be amortized when the films that the Company is producing meet all the requirements listed in SOP 00-2 and the Company is recognizing revenues for the Films.

     Film costs are amortized in the same proportion that the current revenue bears to the estimated remaining unrecognized revenue as of the beginning of the current year. Revenue and cost forecasts are periodically reviewed by management and revised when warranted.
     The Company has not yet produced any films that would meet these requirements and thus no film revenues and related amortization was recognized for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007.
     The carrying value of the film costs is periodically reviewed for impairment. If events or changes in circumstance indicate that the fair value of the capitalized costs on a specific film are less than their carrying value, an impairment charge is recognized in the amount by which the unamortized costs exceed the project’s fair value.
     Development Costs
     Development costs are capitalized costs related to projects not in production. If the project is greenlit, the costs are reclassified as Film Costs. The Company evaluates on a monthly basis, all projects in development. If the Company decides to abandon any project, an allowance for the costs incurred to date will be included in the Company’s consolidated statements of operations and comprehensive loss.
     Debt Issuance Costs
     Debt issuance costs are being amortized using the effective interest method, over the expected term of the underlying Second Secured Lien Notes and the Senior Revolving Borrowing Base Credit Facility through June 27, 2014 and June 27, 2013, respectively.
     Amortization expense for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007 totaled $1,207,306 and $600,285, respectively, and is included in interest expense in the accompanying statements of operations and comprehensive loss.
     Marketing Costs
     The Company expenses marketing costs as incurred. Marketing costs for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007 totaled $614,981 and $239,669, respectively.
     Income Taxes
     The Company is not a taxpaying entity for federal income tax purposes. The various members of the Company include their respective share of the Company’s Income in their respective income tax returns.
     Comprehensive Income or Loss
     Comprehensive income or loss is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income or loss includes changes in the fair-value of available-for-sale investments. The Company recognized an unrealized loss on available-for-sale investments in the amount of $0 and $259,869 for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, respectively.
     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amount of revenues and expenses during the reporting year. Actual results may differ from those estimates.
3. Short-Term Investment
     Short-term investments comprise investments available-for-sale. Investments available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of members’ equity.

     The Company periodically analyzes its short-term investments for impairments considered other than temporary. In performing this analysis, the Company evaluates whether general market conditions that reflect prospects for the economy as a whole or information pertaining to the specific investments indicates that an other than temporary decline in value has occurred.
     The Company considers specific factors, including the financial condition and near-term prospect of each investment and the intent and ability of the Company to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value. As a result of these reviews, the Company recognized no impairment charges for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007.
     Short-term investments consist of the following as of December 31, 2008 and 2007:

	Amortized	Unrealized
December 31, 2008	Cost	Losses	Fair Value

Available-for-sale securities:

Auction-rate securities	$10,350,000	$—	$10,350,000

Total investments	$10,350,000	$—	$10,350,000

	Amortized	Unrealized
December 31, 2007	Cost	Losses	Fair Value

Held-to-maturity securities:
Federal Home Loan Bank Notes and Federal Home Loan Bank Range Notes	$10,367,518	$—	$10,367,518

Available-for-sale securities:
Auction-rate securities	19,750,000	(259,869)	19,490,131
Variable-rate Demand Notes	2,000,000	—	2,000,000

Total investments	$32,117,518	$(259,869)	$31,857,649

     At December 31, 2008 and 2007, the Company held $10.35 million and $19.75 million, respectively, of available-for-sale securities with a 28-day auction reset feature (“auction rate securities”). These securities are collateralized by corporations and higher education funded student loans which are substantially guaranteed by the federal government as part of the Federal Family Education Loan Program (“FFELP”) or by the underlying municipalities or state agencies. A Dutch auction process resets the applicable interest rate at predetermined intervals and is intended to provide liquidity to the holder of auction rate securities by matching buyers and sellers within a market context enabling the holder to gain immediate liquidity by selling such interests at par or rolling over their investment. If there is an imbalance between buyers and sellers, the risk of a failed auction exists.
     The Company experienced various failed auctions for securities with a par value of $5.4 million as of December 31, 2007. The Company sold these securities in February 2008 at $451,711 below par value.
     Additionally, the Company had several issues fail at auction during 2008, with a total par value of $10.35 million. At December 31, 2008, these short-term investments were still illiquid due to failed auctions.
     Subsequent to year end, on January 2, 2009, Merrill Lynch redeemed all outstanding illiquid auction rate securities held by the Company at par.

4. Property and Equipment
     Property and equipment are comprised of the following:

			Life
December 31,	2008	2007	(in years)

Technical equipment and computers	$171,750	$130,449	3
Furniture, fixtures and equipment	185,106	178,275	3
Computer software	72,350	72,350	3
Leasehold improvements	121,574	121,574	3

Subtotal	550,780	502,648	3

Less: accumulated depreciation and amortization	(231,244)	(60,695)	3

Property and equipment, net	$319,536	$441,953

     Depreciation and amortization expense related to property and equipment was $170,549 and $60,695 for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, respectively.
5. Development Costs
     Development costs at December 31, 2008 and 2007 consist entirely of costs for projects in development.
     The Company expensed $26,442 and $168,289 for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, respectively, related to abandoned projects.
6. Film Costs
     The Company has not yet produced any films that would meet the requirements listed in SOP 00-2 and thus no film revenues and related amortization were recognized for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007.
     Film and development costs at December 31, 2008 and 2007 consist of the following:

	2008	2007

Development costs	$1,687,997	$292,966
Films in production:
The Rebound	14,738,839	—
Law Abiding Citizen	9,659,857	—

Subtotal	26,086,693	292,966
Accumulated amortization	—	—

Development costs and films in production, net	$26,086,693	$292,966

7. Second Secured Lien Notes
     On June 27, 2007, the Company entered into a Securities Purchase Agreement for a total committed funding of $30,000,000, through the issuance of Secured Second Lien Notes (the “Notes”). At the date of issuance, the purchasers of the Notes (“Note Holders”) were granted a second lien security interest in all of the Company’s property and interests in property and proceeds thereof. The second lien security interest is subordinated to the first lien security interest, granted to the senior lenders of the Senior Revolving Borrowing Base Credit Facility under the Credit Agreement (see Note 8).
     The first and second liens are currently held by Union Bank, N.A. Union Bank, N.A. is the administrative and collateral agent for the senior lenders as well as the collateral agent for the Note Holders.

     The Notes accrued interest at 13.5% per annum through September 30, 2008. All interest through September 30, 2008 was capitalized and added to the aggregate outstanding principal amount of the Notes. Since October 1, 2008, the Notes bear interest at 12.0% per annum. As of December 31, 2008 and 2007, the amount of the Notes totaled $35,454,490 and $32,105,703, respectively, of which $30,000,000 represents the original principal amount, and $5,454,490 and $2,105,703, respectively, represent accrued but unpaid interest that was capitalized and added to the principal amount of the Notes. The aggregate principal amount of the Notes, including all capitalized interest, shall be paid in full on June 27, 2014.
     The promissory notes stipulated that the first five quarters of interest were to be accrued and added to the principal balance. As of September 30, 2008, the Company is required to pay in cash on a quarterly basis interest at 12.0% for the Second Secured Lien Notes in the amount of $1,063,635.
     The Company can elect to defer one quarterly interest payment, provided that the Company is required to pay such deferred payment, as well as the then current interest payment due at the end of the following quarter.
     In connection with the Securities Purchase Agreement, the Company granted to the Purchasers of its Secured Second Lien Notes, warrants to acquire an aggregate of 1,538 Class C Units of the Company, at a purchase price of $0.01 per Class C Unit.
     The fair value of the warrants at issuance of $1,300,000 was treated as a discount to the debt and amortized over the life of the Notes using the effective interest rate method.
     For the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, the amount of discount amortized to interest expense in the accompanying statements of operations and comprehensive loss totaled $182,784 and $90,960, respectively.

     Notes payable are comprised of the following:

December 31,	2008	2007

Original principal amount	$30,000,000	$30,000,000
Accrued interest	5,454,490	2,105,703
Less: unamortized discount	(1,026,256)	(1,209,040)

Notes payable, net of interest and unamortized discount	$34,428,234	$30,896,663

8. Senior Revolving Borrowing Base Credit Facility
     On June 27, 2007, the Company entered into a Credit Agreement for a Senior Revolving Borrowing Base Credit Facility (“Credit Facility”) that provides for borrowings under a line of credit up to a maximum of $140,000,000. The Company may, for a period prior to June 27, 2012, request increases to the Credit Facility up to a maximum of $85,000,000.
     The Company has the option to draw from the Credit Facility via Base Rate Loans or Eurodollar Rate Loans.
     Borrowings made as Base Rate Loans bear interest at the Base Rate, defined as the higher of (a) the rate last quoted by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s largest banks” in the United States (commonly known as the Prime rate) or the sum of 0.5% per annum and the Federal Funds Rate; plus a margin of 1.25%. The applicable Base Rate as of December 31, 2008 was 3.25%, resulting in an interest rate of 4.5% for all outstanding base rate loans at December 31, 2008.
     As of December 31, 2008, the outstanding Base Rate Loans were $872,751 bearing interest at such rate of 4.5%. No Base Rate Loans were outstanding as of December 31, 2007.
     Borrowings made as Eurodollar Rate Loans bear Interest at the Eurodollar Rate, defined as the rate offered for deposits in U.S. Dollars for the applicable Interest Period appearing on Reuters Screen LIBOR01; plus a margin of 2.25%. The Company can select to fix the applicable Libor Rate for the Eurodollar Rate Loans at one, two, three or six month options.
     As of December 31, 2008, two Eurodollar Rate Loans were outstanding, one for $8,500,000 bearing interest at 4.126% and one for $1,000,000 bearing interest at 4.1175%. No Eurodollar Rate Loans were outstanding as of December 31, 2007.
     The Credit Facility also incurs an unused commitment fee equal to 0.50% per annum, payable quarterly. The Company incurred $697,805 and $365,556 of unused commitment fee for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, respectively.
     The scheduled maturity date of the Credit Facility is June 27, 2013. Borrowings made under the Credit Facility generally become due within 12 to 24 months after the draws have been made, depending on various factors, but mainly determined by the delivery of each film for which the respective drawings were made. At December 31, 2008 and 2007, $10,372,751 and $0 was outstanding under the Credit Facility, respectively. The borrowing base available for future draws as of December 31, 2008 was $126,957,943, of which $1,528,555 was available for production advances on the film The Rebound and $1,008,734 are reserved for future interest expenses and other charges on the film The Rebound.
     The Credit Facility is collateralized by all of the Company’s property and interests in property and proceeds thereof. The Credit Facility is also secured by the Overhead Reserve Account, the Interest Reserve Account and the Collection Account (see Note 2 – Restricted Cash and Cash Equivalents).
     The Credit Facility can only be accessed by the Company if certain Borrowing Base Conditions, as defined in the Credit Agreement have been met.
     At December 31, 2008 and 2007, the balances in the Overhead Reserve Account, the Interest Reserve Account and the Collection Account were $3,891,388 and $6,302,911, respectively. The Credit Facility also has various covenants which were met at December 31, 2008 and 2007 with the exception of the funding of the Interest Reserve Account (see Note 2).

     The Company is able to draw from the Credit Facility by Letter of Credit. The Letter of Credit Sublimit is $5,000,000. As of December 31, 2008 and 2007, there are no amounts outstanding on this Letter of Credit.
     As of December 31, 2008 and 2007, the following Financial Institutions were members of the Lender Group under the Credit Facility with the following commitment amounts:

December 31,	2008	2007

General Electric Capital Corporation	$30,000,000	$90,000,000
CIT Lending Services Corporation	30,000,000	30,000,000
Comerica Bank	22,500,000	—
Union Bank, N.A.	25,000,000	—
City National Bank	12,500,000	—
Bank Leumi USA	10,000,000	10,000,000
California Bank and Trust	10,000,000	10,000,000

Total available Senior Revolving Borrowing Base Credit Facility	$140,000,000	$140,000,000

     Pursuant to the Credit Agreement the lender group has appointed Union Bank, N.A. as the Administrative Agent and Collateral Agent to facilitate the Credit Facility.
9. Warrants
     On June 27, 2007, in connection with the terms of the Securities Purchase Agreement, the Company issued to the Note Holders, warrants to acquire an aggregate of 1,538 Class C Units of the Company, at a purchase price of $0.01 per Class C Unit. At issuance, the warrants had a fair value of $1,300,000 in the aggregate, resulting in a discount to the Notes (see Note 7). The warrants are exercisable at any time after the Class B members (see Note 10) have received distributions equal to the amounts contributed by the Class B members and their preferred return, as defined in the Operating Agreement, until June 27, 2017.
     On June 27, 2007, the Company issued 1,282 Class D warrants and 641 Class E warrants, with an exercise price of $0.01 per Unit, to certain consultants of the Company. The warrants are exercisable at any time after the Class B members (see Note 10) have received distributions equal to the amounts contributed by the Class B members and their preferred return, as defined in the Operating Agreement, until June 27, 2017.

     The Class C, D and E Warrants are exercisable into Class C, D and E member units, respectively, as discussed in Note 10. The warrants have been classified as liabilities in the accompanying consolidated balance sheet due to the redeemable feature of the related member units.
     The warrants outstanding as of December 31, 2008 and 2007 are as follows:

	Number	Fair
Warrants	of Units	Value

Class C Units	1,538	$1,300,000
Class D Units	1,282	906,698
Class E Units	641	228,517

Balance at December 31, 2008 and 2007	3,461	$2,435,215

10. Redeemable Member Units
     On June 8, 2007, the Company executed the Operating Agreement, and issued an aggregate of 25,000 units of Class B redeemable units at a value of $1,000 per unit, and received net proceeds of $23,803,890 (net of allocated underwriting fees, commissions, and other issuance costs in aggregate of $1,196,110) on the closing date of the Credit Facility, as well as the Securities Purchase Agreement.
     On November 13, 2008 the Company issued an additional 7,644 units of Class B redeemable units at a value of $1,000 per unit and received proceeds of $7,644,162.
     Under the Operating Agreement, at any time after the 10th anniversary of the Closing Date, Class B Members holding at least 25% of the Class B Units will have the right to deliver a Put Option Notice to the Company, requiring the Company to purchase for an amount equal to the fair market value, all of the Class B Units.
     Following the delivery of the Put Option Notice, the applicable Class B Members and the Company shall negotiate in good faith to attempt to determine the Put Option Price for the Put Interests and the other Interests based on the Company being sold for its fair market value with the net proceeds remaining after payment of any indebtedness being distributed.
     The Class B redeemable units contain certain provisions that allow the holder to redeem the units for cash after a certain date. As redemption under these circumstances is not solely within the Company’s control, the Class B redeemable units are classified outside of members’ equity.
     The Company accretes changes in the redemption value of the redeemable units as a deemed dividend on the Class B Units over the period from the date of issuance to the earliest redemption date using the effective interest method.
     In connection with the Executive Services Agreement entered between the Company and certain Executives, the Company issued 640 Class A Units with a fair market value of $900 per Unit and 1,000 Class F-1 Units with a fair market value of $1,000 per Unit on the effective date of each Agreement. These Units have a vesting term of three years, of which 25% shall vest on the Effective Date and 25% on each anniversary thereafter, provided, however, that vesting shall cease if the Executive’s employment terminates for any reason.
     For the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, 25% of the Class A and F-1 Units issued have vested each period, respectively, and the Company has recorded unit-based compensation expense of $144,000 and $250,000, for the Class A Units and Class F-1 Units for the year ended December 31, 2008, and $144,000 and $250,000 for the period ended December 31, 2007, respectively.
     As of December 31, 2008 and 2007, the Company issued 331 Management Incentive Shares (“MIS Units”) at $900 per MIS Unit for a total value of $297,900. As of December 31, 2008 and 2007, 273.5 and 331 MIS Units were outstanding, respectively. The MIS Units vest 20% per year beginning either on the date of issuance, or upon the second anniversary of issuance. For the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, 74 and 37, respectively, of the MIS Units issued have vested, and the Company recorded unit-based compensation expense for the year ended December 31, 2008 and for the period ended December 31, 2007 of $66,000 and $0, respectively.

     The Company also issued 1,000 Class F-2 Units to two of the Company’s investors. These Units vest in the same manner as the Class A and F-1 Units described above. For the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, 25% of the Class F-2 Units issued have vested each period, and are recorded as issuance costs for the Class B redeemable Units.
     Unit Based Compensation activity during 2008 and 2007 is as follows:

		Weighted
		Average
	Units	Exercise Price

Outstanding at May 22, 2007 (inception)	—	—
Granted	1,971	$951
Forfeited	—	—

Outstanding at December 31, 2007	1,971	951
Granted	—	—
Forfeited	(57.5)	900

Total Outstanding Unit Based Compensation at December 31, 2008	1,913.5	$952

     A summary of the activity for nonvested unit based compensation as of December 31, 2008 and 2007 is as follows:

		Weighted
		Average
	Number of	Grant Date
	Units	Fair Value

Nonvested at May 22, 2007 (inception)	—	—
Grants	1,971	$951
Forfeited	—	—
Vested	(447)	956

Nonvested at December 31, 2007	1,524	949
Grants	—	—
Forfeited	(57.5)	900
Vested	(447)	956

Nonvested at December 31, 2008	1,019.5	$949

     Information relating to the stock based compensation at December 31, 2008 and 2007 is as follows:

					Unit Based Compensation
	Unit Based Compensation Outstanding				Exercisable
			Weighted
			Average
			Remaining	Weighted
	Exercise		Contractual Life	Average		Weighted Average
	Price	Number	(Years)	Exercise Price	Number	Exercise Price

2008
	$1,000	1,000	2.00	$1,000	500	$1,000
	$900	913.5	2.48	$900	394	$900

	$900 — $1,000	1,913.5	2.18	$951	894	$956

2007
	$1,000	1,000	3.00	$1,000	250	$1,000
	$900	971	3.49	$900	197	$900

	$900 - $1,000	1,971	3.24	$951	447	$956

     The Class A, C, D. E, F-1 and F-2 units have certain Tag-Along Rights as defined in the Operating Agreement, which allow the members to redeem the units for cash, if and when such rights are exercised by the Class B members. As redemption under these circumstances is not solely within the Company’s control, these units are classified outside of members’ equity.
     In the event that either (i) Members holding at least 50% of the Class A Units and at least 50% of the Class B Units, or (ii) Members holding at least 50% of the Class B Units (in each case, the “Electing Members”) has indicated the desire to effect a sale of 100% of its Units at any time after June 8, 2012, with respect to a determination by Class A and Class B Members, or after June 8, 2017 with respect to determination by the Class B Members, the Electing Members may request by delivery of a Drag-Along notice setting forth the price in cash to be paid by the proposed purchaser for all of such Members’ and Warrant Holders’ Interests. Other Members and Warrant Holders shall have the obligation to sell all of their interests.
     Each Member shall own the number and type of Interest as set forth in the Operating Agreement. The Profits or Losses of the Company shall be allocated to the Capital Accounts of the Members such that the Capital Accounts of the Members are as nearly as possible equal (proportionately) to the amounts that would be distributed to the Members if all assets of the Company were sold as of the end of such period for cash equal to their book values, all liabilities of the Company were satisfied to the extent required by their terms and the net proceeds were distributed (“Hypothetical Liquidation”).

	Class A
	Units and
	Management				Total
	Incentive	Class B	Class F-1	Class F-2	Redeemable
	Shares	Units	Units	Units	Units

Balance, May 22, 2007 (Date of inception)	$—	$—	$—	$—	$—

Issuance of Class B	—	25,000,000	—	—	25,000,000
Class B issuance costs	—	(1,196,110)	—	250,000	(946,110)
Deemed dividend on Class B	—	58,423	—	—	58,423
Unit-based compensation (Class A/MIS Units)	144,000	—	250,000	—	394,000

Balance, December 31, 2007	$144,000	$23,862,313	$250,000	$250,000	$24,506,313

Issuance of Class B	—	7,644,162	—	—	7,644,162
Class B issuance costs	—	(250,000)	—	250,000	—
Deemed dividend on Class B	—	131,096	—	—	131,096
Unit-based compensation (Class A / MIS Units)	210,000	—	250,000	—	460,000

Balance, December 31, 2008	$354,000	$31,387,571	$500,000	$500,000	$32,741,571

11. Commitments and Contingencies
     The Company leases office space under a non-cancelable operating lease, which expires June 2010. The future minimum rental payments under the lease agreement at December 31, 2008 are as follows:

Years ending December 31,	Amount

2009	$336,520
2010	170,747

Total minimum lease payments	$507,267

     Expense incurred under the lease agreement was $300,543 and $147,533 for the year ended December 31, 2008 and the period from inception, May 22, 2007, to December 31, 2007, respectively.
     The Company has employment contracts with certain of its key employees. The contracts will terminate upon a termination event as defined in the contracts, normally requiring notice by the Company or the employee. Future minimum payments under the employment contracts at December 31, 2008 are as follows:

Years ending December 31,	Amount

2009	$3,177,927
2010	1,750,839
2011	1,637,626
2012	1,768,636
Thereafter	918,330

Total	$9,253,358

     Legal Matters
     The Company may, from time to time, be involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company’s financial statements.
     Indemnification
     Under its Operating Agreement, the Company has agreed to indemnify its Directors, Officers, Members and Affiliates of a Member, and any Representative of a Member and its Affiliates, and any employee of the Company and its Affiliates (collectively “Covered Persons”) for certain events or occurrences arising as a result of the Covered Persons serving in such capacity, that require the Company, subject to certain exceptions, to indemnify the Covered Persons to the fullest extent authorized or permitted by its Operating Agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of December 31, 2008 and 2007.
12. Going Concern
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2008, cash flows from operating activities was not sufficient to support its operations. For the periods ended December 31, 2008 and 2007, the Company incurred net losses of $14,103,076 and $5,636,535, respectively, and an accumulated members’ deficit of $19,929,130 and $5,954,827, respectively. The Company was unable to pay a scheduled quarterly interest payment on June 30, 2009 under the Second Lien Notes, and in addition, the Company was unable to fully fund a required reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement. These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.
     While the Company continues to produce new film assets, adverse changes in market conditions or limits on the Company’s ability to obtain financing could limit the Company’s production of new films. The impact of such eventualities could influence future operations of the Company.

The Film Department Holdings LLC
UNAUDITED CONSOLIDATED BALANCE SHEETS

September 30,	2009

Assets
Cash and cash equivalents	$1,932,856
Restricted cash	2,376,310
Accounts receivable, net	6,868,856
Other receivables	5,042,060
Prepaid expenses	178,601
Property and equipment, net	176,991
Development costs, net	1,760,996
Film costs, net	50,217,841
Deposits and other assets	66,229
Debt issuance costs, net	899,540

Total assets	$69,520,280

Liabilities, Redeemable Member Units and Members’ Deficit

Liabilities
Accounts payable	$260,385
Accrued expenses and other liabilities	1,381,360
Deferred revenue	6,013,057
Senior Revolving Borrowing Base Credit Facility	20,411,744
Second Secured Lien Notes, net of discount	41,889,154

Total liabilities	69,955,700

Commitments and Contingencies (Note 11)

Redeemable member units	33,800,634

Members’ deficit	(34,236,054)

Total liabilities, redeemable member units and members’ deficit	$69,520,280

The accompanying notes are an integral part of these unaudited consolidated financial statements..

The Film Department Holdings LLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

Nine months ended September 30,	2009	2008

Revenues
International License Fee	$12,956,838	$—

Total revenues	12,956,838	—

Film Costs
Film Amortization	12,190,565	—
Residual Expense	496,008	—
Other Expenses	189,593	—

Total film costs	12,876,166	—

Expenses
Salaries and fringe benefits	4,568,907	4,445,428
Marketing expenses	394,069	502,105
Professional services	1,233,302	409,263
Rent and building expense	302,129	292,532
Depreciation and amortization	142,864	123,058
Travel and entertainment	95,038	130,171
Insurance expense	79,443	90,905
Telephone	70,035	56,141
Office expenses	89,605	80,012
Dues and subscriptions	9,604	27,757
Allowance for abandoned development projects	864,728	—

Total expenses	7,849,724	6,157,372

Loss from operations	(7,769,052)	(6,157,372)

Other (expense) income
Interest expense	(8,996,766)	(4,996,038)
Interest income	25,156	590,283
Other income (expense)	2,550,591	81,660

Net loss	$(14,190,071)	$(10,481,467)

The accompanying notes are an integral part of these unaudited consolidated financial statements..

The Film Department Holdings LLC
UNAUDITED CONSOLIDATED STATEMENTS OF MEMBERS’ DEFICIT

	Accumulated	Total Members’
	Deficit	Deficit

Balance, December 31, 2008	$(19,929,130)	$(19,929,130)

Deemed dividend — accretion of Class B redeemable units	(116,853)	(116,853)

Net loss for the nine months ended September 30, 2009	(14,190,071)	(14,190,071)

Balance, September 30, 2009	$(34,236,054)	$(34,236,054)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

The Film Department Holdings LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended September 30,	2009	2008

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net loss	$(14,190,071)	$(10,481,467)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of investment in film costs	12,190,565	—
Amortization of debt issuance costs	4,955,116	1,041,617
Depreciation and amortization	142,864	123,058
Allowance for abandoned development costs	864,728	—
Unit-based compensation	442,210	460,000
Change in fair value of warrants	(2,435,215)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	(8,350,689)	66,592
Prepaid expenses	196,118	(399,958)
Development costs	(1,120,996)	(938,973)
Feature Film costs	(37,826,441)	(19,893,044)
Deposits and other assets	534,556	(4,455,137)
Accounts payable	260,385	(67,530)
Accrued expenses and other liabilities	173,104	(208,809)
Deferred revenue	2,639,726	2,021,642

Net cash used in operating activities	(41,524,040)	(32,732,009)

Cash flows from investing activities
Restricted cash	1,515,078	2,742,539
Sales of short-term investments	10,350,000	21,507,649
Purchases of property and equipment	(319)	(46,801)

Net cash provided by investing activities	11,864,759	24,203,387

The accompanying notes are an integral part of these unaudited consolidated financial statements.

The Film Department Holdings LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Nine months ended September 30,	2009	2008

Increase (Decrease) in Cash and Cash Equivalents (Continued)

Cash flows from financing activities
Principal borrowings on Second Secured Lien Notes	7,323,075	3,348,786
Proceeds from Senior Revolving Borrowing Base Credit Facility	10,038,993	8,834,469
Issuance of Class G redeemable units	500,000	—

Net cash provided by financing activities	17,862,068	12,183,255

Net (decrease) increase in cash and cash equivalents	(11,797,213)	3,654,633

Cash and cash equivalents, beginning of period	13,730,069	6,881,983

Cash and cash equivalents, end of period	$1,932,856	$10,536,616

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$400,411	$532,655

Supplemental non-cash financing activity
Units and warrants issued for financing services rendered	$250,000	$250,000

The accompanying notes are an integral part of these unaudited consolidated financial statements.

The Film Department Holdings LLC
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1. Description of Business
     Company Overview
     The Film Department Holdings LLC (“Holdings”) was formed as a Delaware limited liability company on May 22, 2007. Holdings is the parent of a wholly-owned subsidiary, The Film Department LLC (“LLC”), a Delaware limited liability company that was formed on July 27, 2006 (collectively the “Company”). The Company commenced its operations on June 27, 2007, in accordance with its Amended and Restated Limited Liability Company Agreement (the “Operating Agreement”) executed on June 8, 2007. At formation, the Company issued 25,000 Class B Units with a par value of $1,000 per Unit to various investors and in exchange received funding of $25,000,000 in cash from its members (see Note 10). The Company is governed by the terms of the Operating Agreement, dated June 8, 2007.
     The Company is an independent movie finance, production and international sales company. The Company intends to finance and produce four to six films per year. The Company makes star-driven, commercial pictures at the high end of every genre aimed at a worldwide audience (notably thrillers, romantic comedies, dramas, psychological thrillers and action films).
     On June 27, 2007, the Company also raised $30,000,000 in operating capital through the issuance of Second Secured Lien Notes (see Note 7) and implemented a Senior Revolving Borrowing Base Credit Facility for $140,000,000 (see Note 8).
     Since June 27, 2007, the Company has executed several amendments to the Securities Purchase Agreement governing the Second Secured Lien Notes and to the Credit Agreement governing the Senior Revolving Borrowing Base Credit Facility. These amendments, and the financial impact, including liquidity and capital resource issues are detailed in Notes 7 and 8 to the Unaudited Consolidated Financial Statements.
     The accompanying consolidated financial statements at September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008 are unaudited, but include all adjustments, consisting of normal recurring entries, that management believes to be necessary for a fair presentation of the periods presented. Interim results are not necessarily indicative of results for a full year.
      Going Concern
     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended December 31, 2008, cash flows from operating activities were not sufficient to support the Company’s operations. For the periods ended December 31, 2008 and 2007, and the nine months ended September 30, 2009, the Company incurred net losses of $14,103,076, $5,896,404 and $14,190,071, respectively, and had an accumulated deficit of $34,236,054 as of September 30, 2009. The Company was unable to pay scheduled quarterly interest payments due on June 30, 2009 under the Second Lien Notes, and in addition, the Company was unable to fully fund a required reserve account by the August 28, 2009 deadline required under the terms of the Senior Credit Facility resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement . These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern.
     While the Company continues to produce new film assets, adverse changes in market conditions or limits on the Company’s ability to obtain financing could limit the Company’s production of new films. The impact of such eventualities could influence future operations of the Company.
2. Summary of Significant Accounting Policies
      Basis of Presentation
     The consolidated financial statements include the consolidated accounts of The Film Department Holdings LLC and its wholly owned subsidiary, The Film Department LLC and LLC’s wholly owned subsidiaries, The Film Department Literary Acquisitions, LLC, The Film Department International, LLC, AF Productions, Inc., Rebound Distribution LLC, BD Productions, LLC, LAC Films, LLC and The Film Department Music, LLC. All intercompany balances and transactions have been eliminated in consolidation.

      Revenue Recognition
     Revenue from the sales or licensing of films is recognized upon meeting all recognition requirements of Accounting Standard Codification 926, Entertainment — Films (“ASC 926”) (formerly Statement of Position 00-2. These requirements are a) persuasive evidence of a sale or licensing arrangement with a customer exists, b) the film is complete and, in accordance with the terms of the arrangement, has been delivered or is available for immediate and unconditional delivery, c) the license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, d) the arrangement fee is fixed or determinable, and e) collection of the arrangement fee is reasonably assured. From inception to December 31, 2008, the Company had not completed any films that would meet all of the above-stated requirements and, thus, did not record revenue through December 31, 2008 for any of its films. As of September 2009, the Company released the feature film, The Rebound internationally and recognized in accordance with ASC 926, $12,956,838 in revenue.
     Cash payments received in advance are recorded as deferred revenue until all the conditions of revenue recognition have been met. As of September 30, 2009, the Company recorded deferred revenue totaling $6,013,057.
      Cash and Cash Equivalents
     Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates fair value.
     The Company places its cash and cash equivalents with major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”).
      Restricted Cash and Cash Equivalents
     The Company’s Senior Revolving Borrowing Base Credit Facility requires the establishment of an “Overhead Reserve Account,” an “Interest Reserve Account,” and a “Collection Account,” which are reflected as restricted cash and cash equivalents in the accompanying consolidated balance sheet. Restricted cash and cash equivalents include cash on deposit with financial institutions in demand accounts, savings accounts and short-term certificates of deposits.
     Until September 2, 2009, the Company could elect to draw down on the restricted cash and cash equivalents held in the Overhead Reserve Account on a quarterly basis during the first twelve months of operation by an amount equal to (i) $5,500,000 multiplied by (ii) actual overhead expenses paid during such quarterly period, divided by the aggregate overhead allocation for the first twelve months of operation set forth in the operating budget, however, the Overhead Reserve shall not be reduced to less than $3.0 million from the first anniversary up to one year prior to June 27, 2013. Thereafter, the Company could draw down up to $3.0 million, and thereafter, the Company could draw down an amount as designated by the Administrative Agent for the Senior Revolving Borrowing Base Credit Facility, which shall not be more than $3.0 million (see Note 8).
     There was no required balance for the Interest Reserve Account as of September 30, 2009. The forbearance agreement, in which the Company entered into on September 2, 2009 (see Note 7), eliminated the interest reserve requirement.
     As of September 30, 2009, the balance in the Interest Reserve Account was $5,964.
      Short-Term Investments
     Short-term investments and securities held for sale consist of corporate, state and municipal securities with readily determinable fair market values and original maturities of twelve months, or less. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such marketable securities represent the investment of cash that is available for current operations.

      Fair Value Accounting
     Effective January 1, 2008, the Company adopted Accounting Standard Codification 820, Fair Value Measurements (“ASC 820”). ASC 820 does not require any new fair value measurements; rather, it defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosures about fair value measurements.
     The adoption of ASC 820 for the Company’s financial assets and liabilities did not have a material impact on the financial position or operating results for the current year.
     Beginning January 1, 2008, financial assets and liabilities recorded at fair value in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level Input	Input Definition

Level I	Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs, other than quoted prices included in Level I, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III	Unobservable inputs that reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.
     The following table summarizes fair value measurements by level at September 30, 2009 for financial assets and liabilities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total

Cash, cash equivalents, and restricted cash	$4,309,165	$—	$—	$4,309,165

Total assets	$4,309,165	$—	$—	$4,309,165

Warrant liabilities	$—	$—	$—	$—

Total liabilities	$—	$—	$—	$—

     The following table summarizes our fair value measurements using significant Level III inputs, and changes therein, for the nine months ended September 30, 2009:

Level III

Balance as of December 31, 2008	$(2,435,215)
Transfer in/out of Level III	—
Net unrealized gains (losses)	2,435,215
Net realized gains (losses)	—

Balance as of September 30, 2009	$—

     The warrant liabilities are being marked to fair value each reporting date until they are settled. The warrants are valued based on the price paid for the Class B redeemable units (see Notes 9 and 10) and adjusted for the order of expected future distributions of the Company. Effective September 2, 2009 as discussed in Notes 7 and 8, the Company entered into a forbearance agreement that modified the expected future cash distributions of the Company. Based on the modified expected future cash distributions of the Company, no payments are expected to be made to the warrant holders, therefore, no value has been assigned to the warrants as of September 30, 2009.
      Property and Equipment
     Property and equipment is recorded at historical cost. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets of three years. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts and any resulting gain or loss is included in income. The costs of normal maintenance and repairs are charged to expense when incurred.
     In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. There was no impairment recorded for the nine months ended September 30, 2009 and 2008.
      Film Costs
     Film costs are capitalized in accordance with ASC 926. Film costs represent capitalized costs for the production of films and other entertainment projects. These costs will be amortized when the films that the Company is producing meet all the requirements listed in ASC 926 and the Company is recognizing revenues for the Films.
     Film costs are amortized in the same proportion that the current revenue bears to the estimated remaining unrecognized revenue as of the beginning of the current year. Revenue and cost forecasts are periodically reviewed by management and revised when warranted.
     The Company has completed two feature films, The Rebound and Law Abiding Citizen. The Rebound was released in September of 2009 and in accordance with ASC 926, film costs of $12,190,565 were amortized in the same proportion that the current revenues bears to the estimated remaining unrecognized revenues as of the beginning of the current year. Law Abiding Citizen was released both in the United States and in certain international territories on October 16, 2009. Film costs will be amortized in accordance with ASC 926, as revenue is recognized.
     The carrying value of the film costs is periodically reviewed for impairment. If events or changes in circumstance indicate that the fair value of the capitalized costs on a specific film are less than their carrying value, an impairment charge is recognized in the amount by which the unamortized costs exceed the project’s fair value. No impairment charge was recognized for the nine months ended September 30, 2009 and 2008, respectively.
      Development Costs
     Development costs are capitalized costs related to projects not yet in production. If the project is greenlit, the costs are reclassified as Film Costs. The Company evaluates on a monthly basis, all projects in development. If the Company decides to abandon any project, an allowance for the costs incurred to date will be included in the Company’s consolidated statements of operations and comprehensive loss.
      Debt Issuance Costs
     Debt issuance costs are being amortized using the effective interest method, over the expected term of the underlying debt instruments. On September 2, 2009 the Company entered into a forbearance agreement with the senior lenders regarding the Senior Revolving Borrowing Base Credit Facility. As part of the forbearance agreement the Facility was reduced from $140,000,000 to $24,030,598 as of September 30, 2009. This reduction resulted in an increased amortization of the Debt Issuance Costs. The debt issuance costs associated with the Second Secured Lien Notes continue to be amortized using the effective interest method over the expected term through June 27, 2014.
     Amortization expense for the nine months ended September 30, 2009 and 2008 totaled $4,818,270 and $904,635, respectively, and is included in interest expense in the accompanying statements of operations and comprehensive loss. As a result, during the nine months ended September 30, 2009 the Company expensed $3,993,470 of debt issuance costs related to the reduced borrowing base.

      Marketing Costs
     The Company expenses marketing costs as incurred. Marketing costs for the nine months ended September 30, 2009 and 2008 totaled $394,069 and $502,105, respectively.
      Income Taxes
     The Company is not a taxpaying entity for federal income tax purposes. The various members of the Company include their respective share of the Company’s Income in their respective income tax returns.
      Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the financial statement date and the reported amount of revenues and expenses during the reporting year. Actual results may differ from those estimates.
3. Short-Term Investments
     Short-term investments comprise investments available-for-sale. Investments available-for-sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of members’ equity.
     On January 2, 2009, Merrill Lynch redeemed all outstanding illiquid auction rate securities held by the Company at par.
4. Property and Equipment
     Property and equipment are comprised of the following:

		Life
September 30,	2009	(in years)

Technical equipment and computers	$164,533	3
Furniture, fixtures and equipment	185,424	3
Computer software	72,350	3
Leasehold improvements	128,791	3

Subtotal	551,098	3
Less: accumulated depreciation and amortization	(374,107)	3

Property and equipment, net	$176,991

     Depreciation and amortization expense related to property and equipment was $142,864 and $123,058 for the nine months ended September 30, 2009 and 2008, respectively.
5. Development Costs
     Development costs at September 30, 2009 consist entirely of costs for projects in development.
     The Company expensed $864,728 and $0 for the nine months ended September 30, 2009 and 2008, respectively, related to abandoned projects.
6. Film Costs
     The Company has completed two feature films, The Rebound and Law Abiding Citizen. The Rebound was released in September of 2009 and in accordance with ASC 926, film costs of $12,190,565 were amortized in the same proportion that the current revenues bears to the estimated remaining unrecognized revenues as of the beginning of the current year. Law Abiding Citizen was released both in the United States and internationally on October 16, 2009. Film costs will be amortized in accordance with ASC 926, as revenue is recognized.

     Film and development costs at September 30, 2009 consist of the following:

2009

Films in release, net of accumulated amortization	$3,990,856
Films not yet available for release:
In process	46,226,985
In development	1,760,996

Film and development cost, net	$51,978,837

     Based on the Company’s estimates of projected gross revenues as of September 30, 2009, the Company expects approximately 95% of completed films, net of accumulated amortization, will be amortized during the one year period ending September 31, 2010, and approximately 100% of unamortized film costs applicable to films in release are expected to be amortized during the next three years.
7. Second Secured Lien Notes
     On June 27, 2007, the Company entered into a Securities Purchase Agreement for a total committed funding of $30,000,000, through the issuance of Secured Second Lien Notes (the “Notes”). At the date of issuance, the purchasers of the Notes (“Note Holders”) were granted a second lien security interest in all of the Company’s property and interests in property and proceeds thereof. The second lien security interest is subordinated to the first lien security interest, granted to the senior lenders of the Senior Revolving Borrowing Base Credit Facility under the Credit Agreement (see Note 8).
     GE Capital Markets, Inc. (“GECM”) fully underwrote $30 million of secured second lien notes issued by the Company (the “Second Lien Notes”) with the intention of syndicating the Second Lien Notes in their entirety immediately following the closing of the Securities Purchase Agreement.
     The first and second liens are currently held by Union Bank, N.A. Union Bank, N.A. is the administrative and collateral agent for the senior lenders as well as the collateral agent for the Note Holders.
     The Second Lien Notes as originally issued included a payment in kind (“PIK”) feature that permitted the Company to capitalize and add to the aggregate outstanding principal amount of the Second Lien Notes each quarterly interest payment due thereunder and defer payment thereof to the scheduled maturity date of June 27, 2014 (although as originally issued the Second Lien Notes also permitted the Company in its discretion to pay quarterly interest in cash subject to satisfaction of certain conditions). At the request of GECM, and in order to assist GECM in its post-closing syndication efforts, the Company entered into an amendment to the Securities Purchase Agreement on August 7, 2007, pursuant to which, among other things, the Second Lien Notes were amended and restated to eliminate the PIK feature for, and require the cash payment of, all quarterly interest payments required to be made by the Company after September 30, 2008, subject to the ability of the Company to elect to defer the payment of interest due on any quarterly interest payment date to the next succeeding quarterly interest payment date (on which date all accrued and unpaid interest for the preceding two quarterly periods would be required to be paid in cash). Following this amendment, GECM syndicated the Second Lien Notes in a series of transactions to R6 Capital and its successor company, Eton Park.
     Due to liquidity and capital resource issues resulting in part from the aforementioned amendments to the Second Lien Notes, the Company was unable to pay scheduled quarterly interest payments totaling $2,159,178 due on June 30, 2009 under the Second Lien Notes.
     Despite the occurrence of the above Event of Default, the Company was successful in negotiating forbearance agreements on September 2, 2009 with its holders under the Securities Purchase Agreement and Senior Credit Facility pursuant to which such holders agreed to forbear from exercising any rights and remedies under the Securities Purchase Agreement and the Senior Credit Facility (absent the occurrence of any additional events of default thereunder) until June 30, 2010, and December 31, 2009, respectively.

     The Notes accrued interest at 13.5% per annum through September 30, 2008. All interest through September 30, 2008 was capitalized and added to the aggregate outstanding principal amount of the Notes. From October 1, 2008 to August 28, 2009, the Notes accrue interest at 12.0% per annum. As of August 29, 2009, the Notes accrue interest at the rate of 16.0% per annum as stipulated in the forbearance agreement. As of September 30, 2009 the face amount of the Notes totaled $42,705,265. The September 30, 2009 amount consists of $30,000,000, which represents the original principal amount, and an additional $3,775,585 of additional principal and $8,929,680 of accrued but unpaid interest that was capitalized and added to the principal amount of the Notes.
     In connection with the Securities Purchase Agreement, the Company granted to the Purchasers of its Secured Second Lien Notes, warrants to acquire an aggregate of 1,538 Class C Units of the Company, at a purchase price of $0.01 per Class C Unit.
     The fair value of the warrants at issuance of $1,300,000 was treated as a discount to the debt and amortized over the life of the Notes using the effective interest rate method.
     For the nine months ended September 30, 2009 and 2008, the amount of discount amortized to interest expense in the accompanying statements of operations and comprehensive loss totaled $210,145 and $136,980, respectively.
     Notes payable at September 30, 2009 are comprised of the following:

September 30,	2009

Principal amount	$33,775,585
Accrued interest	8,929,680
Less: unamortized discount	(816,111)

Notes payable, net of interest and unamortized discount	$41,889,154

8. Senior Revolving Borrowing Base Credit Facility
     On June 27, 2007, the Company entered into a Credit Agreement for a Senior Revolving Borrowing Base Credit Facility (“Credit Facility”) that provides for borrowings under a line of credit up to a maximum of $140,000,000. The Company may, for a period prior to June 27, 2012, request increases to the Credit Facility up to a maximum of $85,000,000.
     The Company has the option to draw from the Credit Facility via Base Rate Loans or Eurodollar Rate Loans.
     Borrowings made as Base Rate Loans bear interest at the Base Rate, defined as the higher of (a) the last Prime Rate quoted by The Wall Street Journal or the sum of 0.5% per annum and the Federal Funds Rate; plus a margin of 1.25%.
     As of September 30, 2009, the outstanding Base Rate Loans were $5,441,744 bearing interest at a rate of 5.5%.
     Borrowings made as Eurodollar Rate Loans bear Interest at LIBOR, plus a margin of 3.5% and 2.25% at September 30, 2009 and September 30, 2008, respectively. The Company can select to fix the applicable LIBOR Rate for the Eurodollar Rate Loans at one, two, three or six month options.
     As of September 30, 2009, two Eurodollar Rate Loans were outstanding, one for $12,000,000 bearing interest at 3.754% and one for $3,000,000 bearing interest at 3.741%.
     The Credit Facility also incurs an unused commitment fee equal to 0.50% per annum, payable quarterly. The Company incurred $400,410 and $530,711 of unused commitment fee for the nine months ended September 30, 2009 and 2008, respectively.
     As previously mentioned in Note 7, on September 2, 2009 the Company entered into a forbearance agreement with the holders under the Senior Credit Facility and the Securities Purchase Agreement. The forbearance agreement effectively resulted in the termination of the Senior Revolving Borrowing Base Credit Facility, and reduced the credit commitment to $24,030,598, which consists of outstanding borrowings on The Rebound and Law Abiding Citizen totaling $20,008,846; available production draws on Law Abiding Citizen totaling $2,461,064; and unused interest reserves on The Rebound and Law Abiding Citizen totaling $1,560,688. As of September 30, 2009, the outstanding balance under the Senior Revolving Borrowing Base Credit Facility on The Rebound and Law Abiding Citizen was $20,411,744.

     The Company was unable to fully fund a $5 million Print and Advertising reserve account by the August 28, 2009 deadline required under the terms of the Credit Facility in connection with a distribution agreement for Law Abiding Citizen, resulting in the occurrence of Events of Default under the Senior Credit Facility and Securities Purchase Agreement.
     The default under the Credit Facility was based on a provision included in a waiver, consent and amendment agreement, dated February 27, 2009. The provision stipulated that the Company was required to utilize any additional borrowing base availability to establish a cash reserve account of up to $5 million no later than July 31, 2009 in order to enable the Company to be able to service an obligation it had entered into pursuant to the license agreement for the film Law Abiding Citizen with the U.S. distributor, Overture Films.
     The Company was able to extend the deadline from July 31, 2009 to August 28, 2009, however the Company was not able to establish the required reserve of $5 million, hence an Event of Default occurred on such date under the Credit Agreement.
     The balance in the above stated cash reserve account as of August 29, 2009 was $1,224,415. As part of the forbearance agreement with the Note Holders (the “holders”) of the Second Secured Lien Notes, the holders agreed to provide additional funding of $3,775,585 in order to provide the Company with the ability to fulfill its contractual obligation it had with Overture Films.
     The forbearance agreement with the senior lenders also stipulates that the borrowing base facility cannot be utilized with respect to any future films.
     In addition, the lenders under the Credit Facility required that funds held in the interest reserve account at that time of $4,289,416 be used to effect an immediate repayment of the obligations under the Senior Credit Facility.
     The Credit Facility is collateralized by all of the Company’s property and interests in property and proceeds thereof. The Credit Facility is also secured by the Overhead Reserve Account, the Interest Reserve Account and the Collection Account (see Note 2 — Restricted Cash and Cash Equivalents).
     The Company can only access the Credit Facility if certain Borrowing Base Conditions, as defined in the Credit Agreement have been met.
     At September 30, 2009, the balance in the Overhead Reserve Account, the Interest Reserve Account and the Collection Account totaled $2,376,310.
     The Company is able to draw from the Credit Facility by Letter of Credit. The Letter of Credit Sublimit is $5,000,000. As of September 30, 2009 and 2008, there are no amounts outstanding on this Letter of Credit.
     As of September 30, 2009, the following Financial Institutions were members of the Lender Group under the Credit Facility with the following commitment amounts:

2009

General Electric Capital Corporation	$4,696,791
CIT Lending Services Corporation	4,696,791
Comerica Bank	3,522,593
Union Bank, N.A.	3,913,993
City National Bank	1,956,996
Bank Leumi USA	1,565,597
California Bank and Trust	1,565,597

Total available Senior Revolving Borrowing Base Credit Facility	$21,918,358

     Pursuant to the Credit Agreement the lender group has appointed Union Bank, N.A. as the Administrative Agent and Collateral Agent to facilitate the Credit Facility.

9. Warrants
     On June 27, 2007, in connection with the terms of the Securities Purchase Agreement, the Company issued to the Note Holders, warrants to acquire an aggregate of 1,538 Class C Units of the Company, at a purchase price of $0.01 per Class C Unit. At issuance, the warrants had a fair value of $1,300,000 in the aggregate, resulting in a discount to the Notes (see Note 7). The warrants are exercisable at any time after the Class B members (Note 10) have received distributions equal to the amounts contributed by the Class B members and their preferred return, as defined in the Operating Agreement, until June 27, 2017.
     On June 27, 2007, the Company issued 1,282 Class D warrants and 641 Class E warrants, with an exercise price of $0.01 per Unit, to certain consultants of the Company. The warrants are exercisable at any time after the Class B members (Note 10) have received distributions equal to the amounts contributed by the Class B members and their preferred return, as defined in the Operating Agreement, until June 27, 2017.
     The Class C, D and E Warrants are exercisable into Class C, D and E member units, respectively, as discussed in Note 10. The warrants have been classified as liabilities in the accompanying consolidated balance sheet due to the redeemable feature of the related member units. The warrants are marked to fair value each period. Based on the default and the forbearance agreement entered into in September 2009 the fair value of the warrants at September 30, 2009 was estimated to be zero. The change in the fair value for the nine months ended September 30, 2009 was $2,435,215 and is included in other income.
     The warrants outstanding as of September 30, 2009 are as follows:

	Number	Fair
Warrants	of Units	Value

Class C Units	1,538	$—
Class D Units	1,282	$—
Class E Units	641	$—

Balance at September 30, 2009	3,461	$—

10. Redeemable Member Units
     On June 8, 2007, the Company executed the Operating Agreement, and issued an aggregate of 25,000 units of Class B redeemable units at a value of $1,000 per unit, and received net proceeds of $23,803,890 (net of allocated underwriting fees, commissions, and other issuance costs in aggregate of $1,196,110) on the closing date of the Credit Facility, as well as the Securities Purchase Agreement.
     On November 13, 2008, the Company issued an additional 7,644 units of Class B redeemable units at a value of $1,000 per unit and received proceeds of $7,644,162.
     Under the Operating Agreement, at any time after the 10th anniversary of the Closing Date, Class B Members holding at least 25% of the Class B Units will have the right to deliver a Put Option Notice to the Company, requiring the Company to purchase for an amount equal to the fair market value, all of the Class B Units.
     Following the delivery of the Put Option Notice, the applicable Class B Members and the Company shall negotiate in good faith to attempt to determine the Put Option Price for the Put Interests and the other Interests based on the Company being sold for its fair market value with the net proceeds remaining after payment of any indebtedness being distributed.
     The Class B redeemable units contain certain provisions that allow the holder to redeem the units for cash after a certain date. As redemption under these circumstances is not solely within the Company’s control, the Class B redeemable units are classified outside of members’ equity.

     The Company accretes changes in the redemption value of the redeemable units as a deemed dividend on the Class B Units over the period from the date of issuance to the earliest redemption date using the effective interest method.
     In connection with the Executive Services Agreement entered between the Company and certain Executives, the Company issued 640 Class A Units and 1,000 Class F-1 Units on the effective date of each Agreement. These Units have a vesting term of three years, of which 25% shall vest on the Effective Date and 25% on each anniversary thereafter, provided, however, that vesting shall cease if the Executive’s employment terminates for any reason.
     For the nine months ended September 30, 2009 and 2008, 25% of both the Class A Units and Class F-1 Units issued have vested each period, and the Company has recorded unit-based compensation expense of $144,000 and $250,000 for the Class A Units and Class F-1 Units, respectively, for both nine months ended September 30, 2009 and 2008.
     As of September 2009, the Company issued 331 Management Incentive Shares (“MIS Units”) at $900 per MIS Unit for a total value of $297,900. As of September 30, 2009, 267.5 MIS Units were outstanding. The MIS Units vest 20% per year beginning either on the date of issuance, or upon the second anniversary of issuance. For the nine months ended September 30, 2009, 54 of the MIS Units issued have vested, and the Company recorded unit-based compensation expense of $48,210.
     The Company also issued 1,000 Class F-2 Units to two of the Company’s investors. These Units vest in the same manner as the Class A and F-1 Units described above. For the nine months ended September 30, 2009 and 2008, 25% of the Class F-2 Units issued have vested each period, and are recorded as issuance costs for the Class B redeemable Units.
     Unit based compensation activity during the nine months ended 2009 and 2008 is as follows:

		Weighted Average
	Units	Exercise Price

Outstanding at December 31, 2007	—	—
Granted	1,971	$951
Forfeited	(57.5)	900

Outstanding at September 30, 2008	1,913.5	952
Granted	—	—
Forfeited	(6)	900

Total Outstanding Unit Based Compensation at September 30, 2009	1,907.5	$952

     A summary of the activity for nonvested unit based compensation as of September 30, 2009 and 2008 is as follows:

		Weighted
	Number of	Average Grant
	Units	Date Fair Value

Nonvested at December 31, 2007	1,524	949
Grants	—	$—
Forfeited	(57.5)	900
Vested	(447)	956

Nonvested at September 30, 2008	1,019.5	949
Grants	—	—
Forfeited	(6)	900
Vested	(463.5)	954

Nonvested at September 30, 2009	550	$945

     Information relating to the unit based compensation at September 30, 2009 and 2008 is as follows:

					Unit Based Compensation
	Unit Based Compensation Outstanding				Exercisable
			Weighted
			Average
			Remaining
			Contractual Life	Weighted Average		Weighted Average
	Exercise Price	Number	(Years)	Exercise Price	Number	Exercise Price

2009

	$1,000	1,000	1.25	$1,000	750	$1,000
	$900	907.5	1.56	$900	607.5	$900

	$900 - $1,000	1,907.5	1.40	$951	1,357.5	$954

2008
	$1,000	1,000	2.25	$1,000	500	$1,000
	$900	913.5	2.57	$900	394	$900

	$900 - $1,000	1,913.5	2.40	$951	894	$956

     On July 22, 2009, the Company received proceeds of $500,000 for the issuance of Class G redeemable units at a value of $1,000 per unit. As of September 30, 2009 these units had not yet been issued.
     The Class A, C, D, E, F-1, F-2 and G units have certain Tag-Along Rights as defined in the Operating Agreement, which allow the members to redeem the units for cash, if and when such rights are exercised by the Class B members. As redemption under these circumstances is not solely within the Company’s control, these units are classified outside of members’ equity.
     In the event that either (i) Members holding at least 50% of the Class A Units and at least 50% of the Class B Units, or (ii) Members holding at least 50% of the Class B Units (in each case, the “Electing Members”) has indicated the desire to effect a sale of 100% of its Units at any time after June 8, 2012, with respect to a determination by Class A and Class B Members, or after June 8, 2017 with respect to determination by the Class B Members, the Electing Members may request by delivery of a Drag-Along notice setting forth the price in cash to be paid by the proposed purchaser for all of such Members’ and Warrant Holders’ Interests. Other Members and Warrant Holders shall have the obligation to sell all of their interests.
     Each Member shall own the number and type of Interest as set forth in the Operating Agreement. The Profits or Losses of the Company shall be allocated to the Capital Accounts of the Members such that the Capital Accounts of the Members are as nearly as possible equal (proportionately) to the amounts that would be distributed to the Members if all assets of the Company were sold as of the end of such period for cash equal to their book values, all liabilities of the Company were satisfied to the extent required by their terms and the net proceeds were distributed (“Hypothetical Liquidation”).

	Class A
	Units and
	Management	Class B and			Total
	Incentive	Class G	Class F-1	Class F-2	Redeemable
	Shares	Units	Units	Units	Units

Balance, December 31, 2008	$354,000	$31,387,571	$500,000	$500,000	$32,741,571
Class G units to be issued	—	500,000	—	—	500,000
Class B issuance costs	—	(250,000)	—	250,000	—
Deemed dividend on Class B	—	116,853	—	—	116,853
Unit-based compensation (Class A / MIS Units)	192,210	—	250,000	—	442,210

Balance, September 30, 2009	$546,210	$31,754,424	$750,000	$750,000	$33,800,634

11. Commitments and Contingencies
     The Company leases office space under a non-cancelable operating lease, which expires June 2010. The future minimum rental payments under the lease agreement at September 30, 2009 are as follows:

Year Ended December 31	Amount

2009	$85,373
2010	170,747

Total minimum lease payments	$256,120

     Expense incurred under the lease agreement was $232,029 and $224,354 for the nine months ended September 30, 2009 and 2008, respectively.
     On January 20, 2009 the Company entered into licensing agreement with Overture Films for the U.S. distribution rights for the film Law Abiding Citizen. As part of the agreement, the Company guaranteed Overture Films any shortfall it may incur on its distribution expenses.
     The Company has employment contracts with certain of its key employees. The contracts will terminate upon a termination event as defined in the contracts, normally requiring notice by the Company or the employee. Future minimum payments under the employment contracts at September 30, 2009 are as follows:

Year Ended December, 31	Amount

2009	$925,225
2010	3,167,113
2011	2,238,521
2012	1,350,000
2013	675,000

Total	$8,355,859

     Legal Matters
     The Company may, from time to time, be involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. These matters are not expected to have a material adverse effect upon the Company’s financial statements.
     Indemnification
     Under its Operating Agreement, the Company has agreed to indemnify its Directors, Officers, Members and Affiliates of a Member, and any Representative of a Member and its Affiliates, and any employee of the Company and its Affiliates (collectively “Covered Persons”) for certain events or occurrences arising as a result of the Covered Persons serving in such capacity, that require the Company, subject to certain exceptions, to indemnify the Covered Persons to the fullest extent authorized or permitted by its Operating Agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. The Company believes the estimated fair value of these indemnification agreements is minimal and has no liabilities recorded for these agreements as of September 30, 2009.
12. Subsequent Events
     Effective November 23, 2009, the Company entered into a Buyout Agreement (the “Buyout Agreement”) with H & W Movie Partners, LLC (“HWMP”), a company related through common ownership, and the Note Holders of the Second Lien Notes, Eton Park CLO Management 1, Eton Park CLO Management 2, Eton Park Master Fund, Ltd., and Eton Park Fund, L.P. (collectively “Eton Park”). Under the terms of the Buyout Agreement, should the Company consummate an Equity Transaction, as defined therein, either through an initial public offering (the “Offering”) or through a private equity investment (the “Private Investment”), the Company agrees to pay Eton Park a portion of the proceeds received to repay the Second Lien Notes. Upon an Offering, the Company will pay to Eton Park the lesser of (a) $37.5 million or (b) the outstanding obligations owing to Eton Park under the Second Lien Notes less $1.5 million, and, in addition thereto, will issue and deliver to Eton Park the number of shares of common stock having a value of $1.5 million. If the Offering is not consummated and a Private Investment is completed, the Company will pay the lesser of (i) $39 million or (ii) the outstanding obligations owing to Eton Park under the Second Lien Notes as of the date of the receipt of such funds. Effective immediately upon receipt by Eton Park of the applicable initial cash paydown described above upon consummation of an Equity Transaction, the Company’s obligations to Eton Park under the Second Lien Notes will be terminated, and all liens securing those obligations will be extinguished. In conjunction with the Buyout Agreement, EP Holding (Film), Corp., Eton Park’s designated holder of the Class C warrants of the Company, entered into a Redemption Agreement on November 23, 2009, pursuant to which the Company redeemed all outstanding Class C warrants held by such Eton Park designee for an aggregate purchase price of $1.
     In addition to the initial cash paydown to be paid by the Company to Eton Park upon consummation of an Equity Transaction as described above, to the extent that the aggregate outstanding obligations owing to Eton Park under the Second Lien Notes at the time of such initial cash paydown exceeds $39 million (such excess, the “Short Fall Amount”), the Company will also pay to Eton Park an amount equal to all cash receipts actually received by the Company from Overture Films, LLC (“Overture”) under the Company’s distribution agreement with Overture in respect of the film Law Abiding Citizen until the Short Fall Amount is paid in full, together with any accrued and unpaid interest thereon at a rate of 16% per annum.
     As part of the Buyout Agreement, HWMP agrees to make certain equity investments in the Company as specified therein in exchange for the issuance to HWMP of Class G units. The Buyout Agreement also provides for the consent by Eton Park to the sale by the Company and the purchase by HWMP of all right, title and interest of the Company in and to that certain film currently entitled Earthbound (the “Purchased Film”) for a cash purchase price of $150,000 and otherwise on the terms and conditions set forth in the Earthbound Acquisition Agreement (as defined therein). As additional consideration for Eton Park’s consent to the sale by the Company of the Purchased Film, Eton Park is also entitled to a participation in an amount equal to 8.6% of the adjusted gross receipts of the Purchased Film and any other films or entertainment products made based upon the Purchased Film, commencing at Cash Breakeven as defined in the Earthbound Participation Agreement referred to in the Buyout Agreement. However, in the event that an Equity Transaction is consummated on or before April 1, 2010 and Eton Park receives the applicable cash paydown, then Eton Park’s right to receive the participation shall terminate.

     As of November 30, 2009, the Company had paid in full the amount outstanding on the Senior Credit Facility.
     As of December 2, 2009, the Company redeemed all outstanding Class D and Class E warrants for an aggregate purchase price of $1 respectively.
     Additionally the Company and HWMP entered into a Put/Call Agreement (“H&W Agreement”) on December 2, 2009. Pursuant to the H&W Agreement, (a) HWMP, immediately prior to an Equity Transaction (as defined therein) or at any other time with the consent of Eton Park, has the right to require the Company to purchase 100% (but not less than 100%) of the equity interests in its subsidiaries, including the subsidiary through which HWMP purchased the Purchased Film, by delivering written notice to the Company (the “Put Notice”), and (b) the Company, immediately prior to an Equity Transaction, has the right to require HWMP to sell, assign, transfer and convey 100% (but not less than 100%) of the equity interests in its subsidiaries, including the subsidiary through which HWMP purchased the Purchased Film, by delivering written notice to HWMP stating that the Company has elected to exercise such right (“Call Notice”). As consideration for the purchase by the Company of such equity interests pursuant to the Put Notice or the Call Notice, the Company shall issue such number of Class G Units to HWMP so that HWMP shall receive an additional percentage in the Company equal to a fraction, the numerator of which is the aggregate amount of cash that HWMP actually contributed to the capital of its subsidiaries, and the denominator of which is $175,000, subject to certain limitations set forth in the Operating Agreement. The rights under the Put Notice and the Call Notice expire if the Company or its successor-in-interest does not consummate an Equity Transaction on or before the later of (i) April 1, 2010, or (ii) such later date as Eton Park may agree the Company or its successor-in-interest may consummate an Equity Transaction pursuant to the Buyout Agreement, provided that such date shall not be later than April 30, 2010.
     Management has evaluated subsequent events and their impact on the reported results and disclosures through December 2, 2009, which is the date these financial statements were issued.

The Film Department Holdings, Inc.
Shares of Common Stock

PROSPECTUS

[_________], 2009
Dealer Prospectus Delivery Obligation
Until (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
     The following table sets forth all expenses payable by us in connection with the offering of the common stock being registered, other than discounts and commissions, if any. All of the amounts shown are estimates except the Securities and Exchange Commission Registration Fee.

SEC Registration Fee		$5,056.04
NASD Fee		*
NASDAQ Listing Fee		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Printing Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
     Section 102 of the DGCL, as amended, allows a corporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Our certificate of incorporation and our by-laws provide for such limitations.
     Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the Delaware Court of Chancery or the court in which such action was brought believes that in light of all the circumstances indemnification should apply. Our certificate of incorporation and our by-laws provide for such limitations.
     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the Board of Directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
     The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
     Between June 8 and June 27, 2007, we issued various equity and debt securities in conjunction with the formation and initial capitalization of the Company. In preparation for the Corporate Conversion, we also issued equity securities in the fourth quarter of 2009. All securities issued were exempt from registration with the Securities and Exchange Commission under Section 4(2) of the 1933 Act and the rules and regulations promulgated thereunder. Since formation, we have issued the following securities:
Membership Interests
     Class D. On June 8, 2007, we issued a warrant for the purchase of 1,282 Class D units to The Salter Group, LLC as partial consideration for financial advisory services. In preparation for the Corporate Conversion, these warrants were redeemed for nominal consideration on December 2, 2009.
     Class E. On June 8, 2007, we issued a warrant for the purchase of 641 Class E units to Allen & Company, LLC as partial consideration for investment banking and securities placement services. In preparation for the Corporate Conversion, these warrants were redeemed for nominal consideration on December 2, 2009.
     Class B. On June 15 and 16, 2007, we sold 25,000 Class B units to approximately 17 “accredited investors,” as such term is defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended, for an aggregate price of $25.0 million. On December 2, 2009, in preparation for the Corporate Conversion, the Class B units were reclassified into 17,356 Class B-1 units and 7,644 Class B-2 units.
     Class A. On June 25, 2007, we issued an aggregate of 640 Class A units to Mark Gill and Neil Sacker as consideration for the execution of their respective Executive Services Agreements. All Class A units were exchanged for Class H units on December 2, 2009, in preparation for the Corporate Conversion.
     Class F-1. On June 25, 2007, we issued an aggregate of 1000 Class F-1 units to Mark Gill, Neil Sacker, and Robert Katz as consideration for the execution of their respective Executive Services Agreements. All Class F-1 were exchanged for Class H units on December 2, 2009, in preparation for the Corporate Conversion.
     Class F-2. On June 15, 2007, as partial consideration for an aggregate investment of $4,250,000 in TFD, we issued an aggregate of 1000 Class F-2 units to 1) Michael Singer as trustee for the Singer 1995 Family Trust, and 2) Jeff Singer as trustee for the Singer Children’s 2002 Irrevocable Trust. All Class F-2 units were redeemed for nominal consideration on December 2, 2009, in preparation for the Corporate Conversion.
     Class C. On June 27, 2007, we issued a warrant for the purchase of 1,538 Class C units to GE Capital Markets, Inc. as partial consideration for GE Capital Market’s purchase of the Secured Second Lien Notes. These warrants were redeemed for nominal consideration on December 2, 2009, in preparation for the Corporate Conversion.
     Class G. On December 2, 2009, we issued 500 Class G units to Sandeman, Ltd. for a prior investment of $500,000. On December 2, 2009, we sold 3825 Class G units to H&W Movie Partners, LLC in partial consideration for an aggregate investment of $8.325 million in TFD, the Earthbound Films Entities, 8439 and 8440 (as such investment is more fully described at “Corporate Conversion — HWMP Investment”).
     Class H. On December 2, 2009, we issued an aggregate of 2625 Class H units to Pain Cuit, Inc., Sacker Consultants, Inc., and Chateau Holdings, Inc., in exchange for all Class A and F-1 units.
     Class J. On December 2, 2009, we issued an aggregate of 175 Class J units to The Salter Group, LLC as consideration for future valuation services.
Common Stock
     Pursuant to the Eton Park Buyout Agreement as described at “Corporate Conversion-Eton Park Refinancing,” we have agreed to issue to Eton Park, at the closing date of this offering, [125,000] shares of our common stock, based on the low end of the estimated range set forth on the cover page of this prospectus.
Debt Issuances
     On June 27, 2007, we issued the Second Lien Notes to GE Capital Markets, Inc. for $30,000,000.
Conversion of Membership Interests
     Immediately prior to the closing of the public offering described in this Form S-1, the Company will convert outstanding Class G, B, H and J units into common stock pursuant to the conversion formula described more fully in the section titled “Capitalization.”

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
     The following exhibits are filed herewith, will be filed by amendment or are incorporated by reference:

EXHIBIT
NO.	DESCRIPTION
1.1	Form of Underwriting Agreement (1)

3.1	Certificate of Incorporation of The Film Department Holdings, Inc. (1)

3.2	By-laws of The Film Department Holdings, Inc. (1)

4.1	Form of certificate of The Film Department Holdings, Inc. common stock (1)

5.1	Opinion of Squire, Sanders & Dempsey L.L.P. (1)

10.1	The Film Department Holdings, Inc. Equity Incentive Plan (1)

10.2	Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC and Pain Cuit, Inc., dated July 22, 2007 (Mark Gill) (1)

10.3	Amended and Restated Executive Services Agreement by and among The Film Department Holdings LLC and Sacker Consultants, Inc., dated July 22, 2007 (Neil Sacker) (1)

10.4	Executive Services Agreement between The Film Department Holdings LLC and Chateau Holdings, Inc., dated June 25, 2007 (Robert Katz) (1)

10.5	Employment Agreement between The Film Department Holdings LLC and Bernd Stephan, dated July 10, 2007 (1)

10.6	Employment Agreement between The Film Department Holdings LLC and Daniel Stutz, dated June, 2007 (1)

10.7	Executive Services Agreement between The Film Department Holdings, Inc. and Gerry Rich (1)

21.1	List of Subsidiaries (1)

23.1	Consent of BDO Seidman, LLP

23.2	Consent of Squire, Sanders & Dempsey L.L.P. (included in Exhibit 5.1)

(1)	To be filed by amendment.
ITEM 17. UNDERTAKINGS.
     (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
     (c) The undersigned Registrant hereby undertakes that:
(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

December 4, 2009	THE FILM DEPARTMENT HOLDINGS LLC*
	By:	/s/ Mark Gill
Mark Gill
Chief Executive Officer

*  To be converted to The Film Department Holdings, Inc. prior to the closing of this offering.
     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form S-1 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ Mark Gill Mark Gill	Chairman, Chief Executive Officer (Principal Executive Officer), and Director	December 4, 2009

/s/ Neil Sacker Neil Sacker	Vice Chairman, Chief Operating Officer, and Director	December 4, 2009

/s/ Bernd Stephan Bernd Stephan	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 4, 2009

/s/ Bert Hayenga Bert Hayenga	Director	December 4, 2009

/s/ Phillip Hubbard Phillip Hubbard	Director	December 4, 2009

/s/ David Larcher David Larcher	Director	December 4, 2009